EXECUTION VERSION

Exhibit 2.1

AGREEMENT AND PLANS OF MERGER

dated as of June 2, 2016

among

NORTHSTAR REALTY FINANCE CORP.,

COLONY CAPITAL, INC.,

NORTHSTAR ASSET MANAGEMENT GROUP INC.,

NEW POLARIS INC.,

NEW SIRIUS INC.,

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP,

SIRIUS MERGER SUB-T, LLC

and

NEW SIRIUS MERGER SUB, LLC

TABLE OF CONTENTS

Article I Definitions; Interpretation		3
1.01	Definitions	3
1.02	Interpretation	23

Article II The Mergers and Other Transactions		24
2.01	The Mergers and Other Transactions	24
2.02	Closing	25
2.03	Effective Time	25
2.04	Effects of the Mergers	27
2.05	Conversion of Polaris Shares	28
2.06	Conversion of Interests and Shares in Sirius LP Merger	28
2.07	Conversion of Sirius LP Interests in Sirius LP Upstream Merger	29
2.08	Conversion in New Holdco Merger	29
2.09	Conversion of Sirius Shares	29
2.10	Conversion of New Sirius Shares	30
2.11	Conversion of Constellation Shares	31
2.12	Treatment of New Polaris Common Shares	32
2.13	Conversion of New Sirius Preferred Stock	32
2.14	Conversion of Constellation Preferred Stock	34
2.15	Dissenters’ Rights	35
2.16	Treatment of Polaris and New Polaris Equity Awards, Plans and Polaris LTIP Units	35
2.17	Treatment of Sirius Equity Awards and Stock Plans.	36
2.18	Treatment of Constellation Equity and Constellation LTIP Units	37
2.19	Constellation, Sirius, Polaris Stock Plans	38
2.20	Constituent Documents	39
2.21	Board of Directors	39
2.22	Tax Consequences	40
2.23	Reservation of Right to Revise Structure	40
2.24	Post-Closing Integration Transactions	40
2.25	Debt Payoff Amount	40

Article III Exchange of Shares		41
3.01	New Polaris to Make Merger Consideration Available	41
3.02	Payment of Dividends	41
3.03	Exchange of Shares.	41

Article IV Representations and Warranties		43
4.01	Representations and Warranties of Polaris	43
4.02	Representations and Warranties of Sirius	58
4.03	Representations and Warranties of Constellation	70
4.04	Access to Information; Disclaimer	83
4.05	No Other Representations or Warranties	83

Article V Conduct of Business Pending the Mergers		84
5.01	Forbearances of Each Party	84
5.02	No Control of Other Party’s Business	87

Article VI Covenants		87
6.01	Polaris Acquisition Proposals	87
6.02	Sirius Acquisition Proposals	90
6.03	Constellation Acquisition Proposals	92
6.04	Preparation of the Form S-4 and the Proxy Statement	95
6.05	Stockholders Meetings	97

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6.06	Actions	98
6.07	Press Releases	99
6.08	Access; Information	100
6.09	Takeover Laws and Provisions	100
6.10	Indemnification	100
6.11	Employee Matters	102
6.12	Notification of Certain Matters	103
6.13	Rule 16b-3	103
6.14	Certain Tax Matters	103
6.15	Financing	104
6.16	Stock Exchange Listing	107
6.17	Dividends	107
6.18	Divestitures	107

Article VII Conditions to the Mergers		107
7.01	Conditions to Each Party’s Obligation to Effect the Mergers	107
7.02	Conditions to Polaris’ Obligation	108
7.03	Conditions to Sirius’ Obligation	110
7.04	Conditions to Constellation’s Obligation	112
7.05	Frustration of Closing Conditions	114

Article VIII Termination		115
8.01	Termination by Mutual Agreement	115
8.02	Termination by Any of the Parties	115
8.03	Termination by Polaris	115
8.04	Termination by Sirius	116
8.05	Termination by Constellation	116
8.06	Effect of Termination and Abandonment	117
8.07	Sirius Termination Right	124

Article IX Miscellaneous		124
9.01	Survival	124
9.02	Waiver; Amendment	124
9.03	Governing Law	125
9.04	Waiver of Jury Trial	125
9.05	Specific Performance	126
9.06	Expenses	126
9.07	Notices	126
9.08	Entire Understanding; No Third Party Beneficiaries	128
9.09	Assignment	128
9.10	Counterparts	128
9.11	Severability	128
9.12	Debt Financing Sources	128

Exhibits

Exhibit A – Form of New Polaris Charter

Exhibit B – Form of New Polaris Bylaws

Exhibit C – Integration Transactions

Exhibit D – Requisite Regulatory Approvals

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AGREEMENT AND PLANS OF MERGER, dated as of June 2, 2016 (this “Agreement”), among NORTHSTAR REALTY FINANCE CORP., a Maryland corporation (“Sirius”), COLONY CAPITAL, INC., a Maryland corporation (“Constellation”), NORTHSTAR ASSET MANAGEMENT GROUP INC., a Delaware corporation (“Polaris”), NEW POLARIS INC., a Maryland corporation and a wholly owned Subsidiary of Polaris (“New Polaris”), SIRIUS MERGER SUB-T, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Sirius (“Sirius Sub”), NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP, a Delaware limited partnership and a Subsidiary of Sirius (“Sirius LP”), NEW SIRIUS INC., a Maryland corporation and a wholly owned Subsidiary of Sirius (“New Sirius”) and NEW SIRIUS MERGER SUB, LLC, a Delaware limited liability company and a wholly owned Subsidiary of New Sirius (“New Sirius Sub”).

RECITALS

A. The Sirius Board has established a special committee consisting solely of independent directors who are disinterested from Polaris (the “Sirius Board Special Committee”) to, among other things, review, evaluate and, if desirable, pursue a potential business combination transaction with Polaris.

B. The Polaris Board has established a special committee consisting solely of independent directors who are disinterested from Sirius (the “Polaris Board Special Committee”) to, among other things, review, evaluate and, if desirable, pursue strategic alternatives for Polaris, including a potential business combination transaction with Sirius.

C. The parties intend to effect a strategic business combination through (i) the merger of Polaris with and into New Polaris (the “Redomestication Merger”), with New Polaris as the surviving corporation (the “Redomestication Surviving Corporation”), (ii) the merger of Sirius Sub with and into Sirius LP (the “Sirius LP Merger”), with Sirius LP as the surviving entity (the “Sirius LP Merger Surviving Entity”), (iii) immediately following the Sirius LP Merger, a merger of Sirius LP with and into Sirius (the “Sirius LP Upstream Merger”), with Sirius as the surviving corporation (the “Sirius LP Upstream Merger Surviving Corporation”), (iv) immediately following the Sirius LP Upstream Merger, the merger of New Sirius Sub with and into Sirius (the “New Holdco Merger”), with Sirius as the surviving corporation (the “New Holdco Surviving Corporation”), (v) immediately following the New Holdco Merger, the conversion of the New Holdco Surviving Corporation to a limited liability company (the limited liability company resulting therefrom, “Sirius LLC”) organized under the laws of the State of Maryland (the “LLC Conversion”), (vi) immediately following the LLC Conversion, the assignment by Sirius LLC to New Sirius and the assumption by New Sirius of the Sirius Management Agreement (the “Sirius Management Agreement Assignment”), (vii) immediately following the Sirius Management Agreement Assignment, the merger of New Sirius with and into New Polaris (the “Sirius-Polaris Merger”), with New Polaris as the surviving corporation (the “Sirius-Polaris Merger Surviving Corporation”) and (viii) immediately following the Sirius-Polaris Merger, the merger of Constellation with and into New Polaris (the “Constellation-Polaris Merger” and, together with the Redomestication Merger, Sirius LP Merger, Sirius LP Upstream Merger, New Holdco Merger and the Sirius-Polaris Merger, the “Mergers”), with New Polaris as the surviving corporation (the “Constellation-Polaris Merger Surviving Corporation”), in each case on the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL, the MDLLCA, the DGCL, the DLLCA and the DLPA, as applicable.

D. The Polaris Board, upon the unanimous recommendation of the Polaris Board Special Committee, at a duly called and held meeting has (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the adoption of this Agreement and, on the terms set forth in this Agreement, the Redomestication Merger and the other transactions contemplated hereby (the “Transactions”), including the New Polaris Charter, the issuance by New Polaris of the New Polaris Common Shares pursuant to the Redomestication Merger (the “Redomestication Stock Issuance”), the issuance by New Polaris of the New Polaris Common Shares pursuant to the Sirius-Polaris Merger and in connection with the settlement or exercise as of or after Closing of Sirius Equity Awards (collectively, the “Polaris Sirius Stock Issuance”) and the issuance by New Polaris of the New Polaris Common Shares pursuant to the Constellation-Polaris Merger and in connection with the settlement or exercise of Constellation Equity Awards (collectively, the “Polaris Constellation Stock Issuance”), (ii) directed that this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance, the Polaris Constellation Stock Issuance and the other Transactions be submitted (as they may be combined or separately required to be proposed or presented) for consideration and adoption and approval at the Polaris Stockholders Meeting and (iii) subject to Section 6.01, resolved to recommend that the common stockholders of Polaris vote in favor of the adoption and approval of this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance, the Polaris Constellation Stock Issuance and the other Transactions, to the extent applicable to Polaris (as they may be combined or separately required to be proposed or presented) (the “Polaris Board Recommendation”) and to include such recommendation in the Proxy Statement.

E. The Sirius Board, upon the unanimous recommendation of the Sirius Board Special Committee, at a duly called and held meeting has (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the adoption of this Agreement and, on the terms set forth in this Agreement, the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, to the extent applicable to Sirius, (ii) directed that the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, to the extent applicable to Sirius, be submitted (as they may be combined or separately required to be proposed or presented) for consideration at the Sirius Stockholders Meeting and (iii) subject to Section 6.02, resolved to recommend that the common stockholders of Sirius vote in favor of the adoption of the Sirius Upstream Merger, the New Holdco Merger, the Sirius-Polaris Merger, the LLC Conversion and the other Transactions, to the extent applicable to Sirius (as they may be combined or separately required to be proposed or presented) (the “Sirius Board Recommendation”) and to include such recommendation in the Proxy Statement.

F. The Constellation Board at a duly called and held meeting has by unanimous vote (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable, on the terms set forth in this Agreement, the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, (ii) directed that the Constellation-Polaris Merger and the other Transactions to the extent applicable to Constellation, be submitted (as they may be combined or separately required to be proposed or presented) for consideration at the Constellation Stockholders Meeting and (iii) subject to Section 6.03, resolved to recommend that the common stockholders of Constellation vote in favor of approval of the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation (as they may be combined or separately required to be proposed or presented) (the “Constellation Board Recommendation”) and to include such recommendation in the Proxy Statement.

G. As a condition to the parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain stockholders of Constellation are entering into voting agreements (each, a “Constellation Support Agreement”) pursuant to which each such stockholder is agreeing, among other things, on the terms and subject to the conditions of the applicable Constellation Support Agreement, to vote his, her or its shares of Constellation Class A Common Stock and Constellation Class B Common Stock, as applicable, in favor of the approval of the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, and to take certain other actions in furtherance of the Transactions.

H. As a condition to the parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain stockholders of Polaris and Sirius are entering into voting agreements (each, a “Polaris/Sirius Support Agreement”) pursuant to which each such stockholder is agreeing, among other things, on the terms and subject to the conditions of the applicable Polaris/Sirius Support Agreement, to vote his, her or its Polaris Shares and Sirius Shares, as applicable, in favor of the adoption and approval of this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance and the Polaris Constellation Stock Issuance and the other Transactions, and the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, to the extent applicable to Sirius, and to take certain other actions in furtherance of the Transactions.

I. For United States federal income tax purposes (and, where applicable, state and local income tax purposes), the parties intend that (i) each of (x) the Redomestication Merger and (y) the New Holdco Merger together with the LLC Conversion, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986 (the “Code”), (ii) each of the Sirius-Polaris Merger and the Constellation-Polaris Merger (each, a “Public Merger”) will qualify as a reorganization within the meaning of Section 368(a) of the Code, (iii) this Agreement be, and is hereby adopted as, a plan of reorganization within the meaning of Sections 354, 361, and 368 of the Code and (iv) the Sirius LP Merger will be treated as a transaction described in Revenue Ruling 99-6, 1999-1 C.B. 432 (situation 1).

J. The parties intend that, in connection with the Transactions, New Polaris will elect to be taxed as a real estate investment trust (a “REIT”) within the meaning of Sections 856 and 857 of the Code, commencing with the taxable year ending December 31, 2017.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01 Definitions. This Agreement uses the following definitions:

“Advisory Contract” means a contract under which a person acts as an investment adviser, sub-adviser or asset manager to any Client.

“Affiliate” means, with respect to any person, any other person directly or indirectly, controlling, controlled by, or under common control with, such person, through one or more intermediaries or otherwise; it being understood that for purposes of this Agreement (a) Polaris and the Polaris Subsidiaries are not Affiliates of Sirius and the Sirius Subsidiaries (and vice versa), (b) Polaris and the Polaris Subsidiaries are not Affiliates of NRE, NorthStar Real Estate Income Trust, Inc., NorthStar Healthcare Income, Inc., NorthStar Real Estate Income II, Inc., NorthStar/RXR New York Metro Real Estate, Inc., NorthStar Corporate Income Fund, NorthStar Real Estate Capital Income Fund, NorthStar Corporate Income, Inc. and similar persons sponsored or co-sponsored by Polaris or Polaris Subsidiaries (and vice versa) (c) Polaris and the Polaris Subsidiaries are not Affiliates of Polaris Clients and similar persons sponsored or co-sponsored by Polaris or Polaris Subsidiaries (and vice versa), and (d) Constellation and the Constellation Subsidiaries are not Affiliates of Constellation Clients and similar persons sponsored or co-sponsored by Constellation or Constellation Subsidiaries (and vice versa).

“Aggregate Sirius Awards” has the meaning assigned in Section 2.17(c).

“Agreement” has the meaning assigned in the Preamble.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement as referred to in Section 6.01(a) in the case of Polaris, Section 6.02(a) in the case of Sirius and Section 6.03(a) in the case of Constellation) relating to any Polaris Acquisition Proposal, Sirius Acquisition Proposal or Constellation Acquisition Proposal, as applicable.

“Applicable Effective Time” means the Redomestication Effective Time, the New Holdco Merger Effective Time, the Sirius-Polaris Merger Effective Time, or the Constellation-Polaris Merger Effective Time, as applicable.

“Articles of Conversion” has the meaning assigned in Section 2.03(e).

“Available New Sirius Shares” has the meaning assigned in Section 2.17(c).

“Benefit Plan” has the meaning assigned in Section 5.01(l).

“business day” means any day, other than Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

“Cash-Settled New Sirius Equity Award” has the meaning assigned in Section 2.17(c).

“Client” means any client to which Polaris or any Polaris Subsidiary or Constellation or any Constellation Subsidiary, as applicable, provides investment advisory or investment management services.

“Closing” has the meaning assigned in Section 2.02.

“Closing Date” has the meaning assigned in Section 2.02.

“Code” has the meaning assigned in the Recitals.

“Committed Debt Financing” means the debt financing to be incurred pursuant to the Debt Commitment Letter.

“Company Regulatory Reports” has the meaning assigned in Section 4.01(z)(7).

“Confidentiality Agreements” has the meaning assigned in Section 6.08(b).

“Constellation” has the meaning assigned in the Preamble.

“Constellation Acquisition Proposal” means any bona fide proposal or offer from any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), other than an Other Party or any of its respective Subsidiaries, and whether involving a transaction or series of related transactions, for a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of assets or similar transaction, involving the acquisition or issuance of (a) twenty percent (20%) or more of the total voting power of any class of equity securities of Constellation or Rights thereto or (b) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Constellation and its Subsidiaries, on a consolidated basis.

“Constellation Adviser” has the meaning assigned in Section 4.03(y)(1).

“Constellation Adviser Regulation D Covered Persons” has the meaning assigned in Section 4.03(y)(3).

“Constellation Board” means the Board of Directors of Constellation.

“Constellation Board Recommendation” has the meaning assigned in the Recitals.

“Constellation Cancelled Shares” has the meaning assigned in Section 2.11(a).

“Constellation Change of Recommendation” has the meaning assigned in Section 6.03(b)(4).

“Constellation Class A Cancelled Shares” has the meaning assigned in Section 2.11(a).

“Constellation Class A Common Stock” means the Class A common stock, par value $0.01 per share, of Constellation.

“Constellation Class A Exchange Ratio” has the meaning assigned in Section 2.11(a).

“Constellation Class A Merger Consideration” has the meaning assigned in Section 2.11(a).

“Constellation Class B Cancelled Shares” has the meaning assigned in Section 2.11(a).

“Constellation Class B Common Stock” means the Class B common stock, par value $0.01 per share, of Constellation.

“Constellation Class B Exchange Ratio” has the meaning assigned in Section 2.11(a).

“Constellation Class B Merger Consideration” has the meaning assigned in Section 2.11(a).

“Constellation Continuing Employee” has the meaning assigned in Section 6.11(a).

“Constellation Environmental Permits” has the meaning assigned in Section 4.03(x).

“Constellation Equity Awards” means, equity awards granted under Stock Plans that are denominated in Constellation Shares.

“Constellation Financial Statements” has the meaning assigned in Section 4.03(g)(1).

“Constellation Indentures” means that certain Indenture dated as of April 10, 2013, between Constellation and The Bank of New York Mellon, as supplemented by each of (a) the First Supplemental Indenture, dated as of April 10, 2013 with respect to the 5.00% Convertible Senior Notes due 2023 and (b) the Second Supplemental Indenture, dated as of January 28, 2014, with respect to the 3.875% Convertible Senior Notes due 2021.

“Constellation Intervening Event” means any material change, event, effect, occurrence, consequence or development that (a) is not known or not reasonably foreseeable by the Constellation Board as of the date hereof (or if known or reasonably foreseeable, the magnitude or material consequences of which are not known or reasonably foreseeable by the Constellation Board as of the date hereof), which material change, event, effect, occurrence, consequence or development becomes known (or the magnitude or material consequences of which become known) to or by the Constellation Board prior to receipt of the Constellation Requisite Vote and (b) does not relate to any Constellation Acquisition Proposal.

“Constellation LLC” means Colony Capital Operating Company, LLC, a Delaware limited liability company.

“Constellation LTIP Units” means membership units in Constellation LLC designated as LTIP Units.

“Constellation Material Contract” has the meaning assigned in Section 4.03(l)(2).

“Constellation Merger Consideration” has the meaning assigned in Section 2.11(a).

“Constellation Notice Period” has the meaning assigned in Section 6.03(c)(1).

“Constellation Plan” has the meaning assigned in Section 4.03(m)(1).

“Constellation-Polaris Merger Effective Time” has the meaning assigned in Section 2.03(h).

“Constellation-Polaris Merger” has the meaning assigned in the Recitals.

“Constellation-Polaris Merger Surviving Corporation” has the meaning assigned in the Recitals.

“Constellation Preferred Stock” means the preferred stock, par value $0.01 per share, of Constellation.

“Constellation Regulatory and Third Party Approvals” has the meaning assigned in Section 4.03(f)(1).

“Constellation Requisite Vote” has the meaning assigned in Section 4.03(e)(1).

“Constellation SEC Documents” has the meaning assigned in Section 4.03(g)(1).

“Constellation Series A Preferred Cancelled Shares” has the meaning assigned in Section 2.14(a).

“Constellation Series A Preferred Merger Consideration” has the meaning assigned in Section 2.14(a).

“Constellation Series A Preferred Stock” has the meaning assigned in Section 4.03(b).

“Constellation Series B Preferred Cancelled Shares” has the meaning assigned in Section 2.14(b).

“Constellation Series B Preferred Merger Consideration” has the meaning assigned in Section 2.14(b).

“Constellation Series B Preferred Stock” has the meaning assigned in Section 4.03(b).

“Constellation Series C Preferred Cancelled Shares” has the meaning assigned in Section 2.14(c).

“Constellation Series C Preferred Merger Consideration” has the meaning assigned in Section 2.14(c).

“Constellation Series C Preferred Stock” has the meaning assigned in Section 4.03(b).

“Constellation Shares” means, collectively, the shares of Constellation Class A Common Stock and Constellation Class B Common Stock.

“Constellation Stock Plans” means the 2009 Non-Executive Director Stock Plan of Constellation and/or the 2014 Equity Incentive Plan of Constellation.

“Constellation Stockholders Meeting” has the meaning assigned in Section 6.05(c).

“Constellation Subsidiary” means any Subsidiary of Constellation.

“Constellation Subsidiary Partnership” has the meaning assigned in Section 4.03(o)(8).

“Constellation Subsidiary REITs” means CIR III-1 REIT, Colfin Cobalt REIT, Inc., Colony Mortgage Sub A REIT, Inc., and Colony Mortgage Sub B REIT, Inc.

“Constellation Superior Proposal” means a written Constellation Acquisition Proposal substituting “fifty percent (50%)” for “twenty percent (20%)”, which the Constellation Board (or a duly authorized committee thereof) has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory, and other aspects of such offer or proposal, including the financing terms thereof, and such other factors as the Constellation Board (or a duly authorized committee thereof) considers to be appropriate, and if consummated, would be more favorable to the common stockholders of Constellation, from a financial point of view, than the Transactions (after taking into account any proposed revisions to the terms of the Transactions pursuant to Section 6.03(c)).

“Constellation Support Agreement” has the meaning assigned in the Recitals.

“Constellation Tax Protection Agreements” has the meaning assigned in Section 4.03(o)(8).

“Constellation Termination Fee” means an amount of cash equal to $92,000,000.

“Continuing Employees” has the meaning assigned in Section 6.11(a).

“Contract” has the meaning assigned in Section 4.01(l)(1).

“control” and its correlative terms means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Converted Constellation Equity Award” has the meaning assigned in Section 2.18(a).

“Converted Sirius Equity Award” has the meaning assigned in Section 2.17(b).

“D&O Insurance” has the meaning assigned in Section 6.10(d).

“Debt Commitment Letter” means that certain commitment letter by and among JPMorgan Chase Bank, N.A., Bank of America, N.A., Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., UBS Securities LLC, UBS AG, Stamford Branch and Constellation LLC dated as of the date hereof.

“Debt Financing” means the Committed Debt Financing, the Replacement Committed Debt Financing and/or the Supplemental Debt Financing.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes and intercreditor agreements pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letter and (b) officer, secretary, solvency and perfection certificates, legal opinions and resolutions contemplated by the Debt Commitment Letter or requested by the Debt Financing Sources.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Commitment Letter) relating thereto and any arrangers, administrative agents, collateral agents, and the Affiliates of the foregoing, and members, directors, agents, officers and employees of the foregoing and their successors and permitted assigns.

“Debt Payoff Amount” means the dollar amount required to be paid by the parties to repay and satisfy in full the Payoff Indebtedness.

“Deemed Constellation Extraordinary Dividend” means with respect to any calendar quarter in 2016, the declaration or payment by Constellation of any dividend or distribution in respect of the Constellation Shares of any cash, securities or other property of any nature whatsoever in an aggregate amount in excess of $0.40 for such calendar quarter with respect to each Constellation Share (and, with respect to the first calendar quarter of 2017, an amount equal to $0.40 multiplied by a fraction, the numerator of which is the number of days elapsed in such quarter up to, and including, the Closing Date and the denominator of which is 90).

“Deemed Sirius Extraordinary Dividend” means with respect to any calendar quarter in 2016, the declaration or payment by Sirius of any dividend or distribution in respect of the Sirius Shares of any cash, securities or other property of any nature whatsoever in an aggregate amount in excess of $0.40 for such calendar quarter with respect to each Sirius Share (and, with respect to the first calendar quarter of 2017, an amount equal to $0.40 multiplied by a fraction, the numerator of which is the number of days elapsed in such quarter up to, and including, the Closing Date and the denominator of which is 90).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means, with respect to any party, the letter delivered by it to each of the Other Parties as of the execution of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations and warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Letter as an exception to a representation will not be considered an admission by the disclosing party that such item (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed, represents a material exception or fact, event or circumstance or that such item has resulted in or would reasonably be expected to result in a Material Adverse Effect.

“Disqualifying Event” means any of the disqualifying events listed in Section 506 of Regulation D under the Securities Act.

“DLLCA” means the Delaware Limited Liability Company Act.

“DLPA” means the Delaware Revised Uniform Limited Partnership Act.

“Environmental Law” means any Law relating to (a) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or workplace health or occupational safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any applicable Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment, natural resources, or workplace health or occupational safety, including, without limitation, petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, mold or polychlorinated biphenyls, in each case as in effect at the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with such party or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“ERISA Plan” has the meaning assigned in Section 4.01(m)(3).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning assigned in Section 3.01.

“Exchange Fund” has the meaning assigned in Section 3.01.

“FINRA” has the meaning assigned in Section 6.06(d)(2).

“First Maryland Articles of Merger” has the meaning assigned in Section 2.03(g).

“Form S-4” means the Registration Statement on Form S-4 pursuant to which the offer and sale of the shares of New Polaris Common Shares and the shares of New Polaris Preferred Stock in the Mergers and in connection with the settlement or exercise as of or after Closing of Sirius Equity Awards, Polaris Equity Awards and Constellation Equity Awards will be registered pursuant to the Securities Act and in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by New Polaris in connection with the Transactions and in accordance with the terms and conditions of this Agreement, together with any amendments or supplements thereto.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state or local or foreign court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“Hazardous Substance” means any substance that is listed, classified or regulated pursuant to any Environmental Law or by any Governmental Authority in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any person means (a) indebtedness created, issued or incurred by such person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such person to another person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such person to pay the deferred purchase or acquisition price for any property of such person, including earn-outs; (c) obligations of such person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such person; (d) obligations of such person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Party” and “Indemnified Parties” each has the meaning assigned in Section 6.10(a).

“Integration Transactions” has the meaning assigned in Section 2.24.

“Intellectual Property” means all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; and (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Investment Advisers Act” means the Investment Advisers Act of 1940.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge of, (a) in the case of Polaris, the individuals listed in Section 1.1 of the Polaris Disclosure Letter, (b) in the case of Sirius, the individuals listed in Section 1.1 of the Sirius Disclosure Letter, and (c) in the case of Constellation, the individuals listed in Section 1.1 of the Constellation Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute or ordinance, or common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority, including Environmental Laws and the Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery, fraud, kickback, and other anticorruption laws, rules and regulations of any other country and any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or equivalent European Union measure.

“Lien” means any charge, mortgage, pledge, deed of trust, charge, easement, encroachment, security interest, restriction, claim, lien or other similar encumbrance.

“LLC Conversion” has the meaning assigned in the Recitals.

“LLC Conversion Effective Time” has the meaning assigned in Section 2.03(e).

“Material Adverse Effect” means, with respect to Sirius, Constellation or Polaris, as applicable, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate with any other change, event, development, circumstance, condition, occurrence or effect, (a) has a material adverse effect on the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, excluding the impact of (1) changes, after the date hereof, in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate or changes, after the date hereof, in the authoritative and publicly available interpretation thereof by Governmental Authorities; (2) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements or authoritative and publicly available interpretations thereof; (3) changes, after the date hereof, in prevailing interest rates or other financial, economic or market conditions affecting the real estate market, the investment or asset management business or the market for alternative asset managers or REIT advisers generally; (4) actions or omissions of a party to this Agreement required by this Agreement; (5) the announcement or existence of this Agreement and the Transactions (including the impact thereof on relationships with customers, clients, partners, joint venturers and employees); (6) changes, after the date hereof, in U.S. or non-U.S. political conditions (including the outbreak of war or acts of terrorism or the worsening of existing hostilities or other conflicts); (7) changes, after the date hereof, relating to natural disasters, outbreak of disease or other force majeure events; (8) any failure, in and of itself, by Polaris, Sirius or Constellation, as applicable, to meet any estimates of revenues, earnings or other measure of financial performance for any period after the date of this Agreement, but not the underlying causes thereof (the impact of which may, unless the impact thereof is otherwise excluded hereunder, be considered in determining whether a Material Adverse Effect has occurred); or (9) a decline in the price of the Polaris Shares, the Sirius Shares or the Constellation Shares, as applicable, on the NYSE or any other class of a party’s capital stock listed on a national securities exchange, but not the underlying causes thereof (the impact of which may, unless the impact thereof is otherwise excluded hereunder, be considered in determining whether a Material Adverse Effect has occurred); except, in the cases of clauses (1), (2), (3), (6) or (7), to the extent the effects of such change, event, development, circumstance, condition, occurrence or effect are materially disproportionately adverse to the financial condition, results of operations or business, of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) prevents or materially delays the consummation of the Transactions.

“MDLLCA” means the Maryland Limited Liability Company Act.

“Merger Consideration” has the meaning assigned in Section 2.11(a).

“Mergers” has the meaning assigned in the Recitals.

“MGCL” means the Maryland General Corporation Law.

“New Certificates” means (x) certificates or (y) at New Polaris’ option, evidence of shares in book entry form, representing whole shares of New Polaris Common Shares, New Polaris Series A Preferred Stock, New Polaris Series B Preferred Stock, New Polaris Series C Preferred Stock, New Polaris Series D Preferred Stock, New Polaris Series E Preferred Stock, New Polaris Series F Preferred Stock, New Polaris Series G Preferred Stock and/or New Polaris Series H Preferred Stock, as applicable.

“New Holdco Articles of Merger” has the meaning assigned in Section 2.03(d).

“New Holdco Merger Effective Time” has the meaning assigned in Section 2.03(d).

“New Holdco Merger” has the meaning assigned in the Recitals.

“New Holdco Surviving Corporation” has the meaning assigned in the Recitals.

“New Polaris” has the meaning assigned in the Preamble, and from and after the Constellation-Polaris Merger Effective Time, the Constellation-Polaris Merger Surviving Corporation.

“New Polaris Board” means the Board of Directors of New Polaris.

“New Polaris Bylaws” has the meaning assigned in Section 2.20(a).

“New Polaris Charter” has the meaning assigned in Section 2.20(a).

“New Polaris Class A Common Stock” means the Class A common stock, par value $0.01 per share, of New Polaris.

“New Polaris Class B Common Stock” means the Class B common stock, par value $0.01 per share, of New Polaris.

“New Polaris Common Shares” means the New Polaris Class A Common Stock, the New Polaris Class B Common Stock and New Polaris Performance Common Stock.

“New Polaris Constituent Documents” has the meaning assigned in Section 2.20(f).

“New Polaris Continuing Employee” has the meaning assigned in Section 6.11(a).

“New Polaris Equity Award” has the meaning assigned in Section 2.16(a).

“New Polaris Performance Common Stock” means the performance common stock, par value $0.01 per share, of New Polaris.

“New Polaris Preferred Stock” means the preferred stock, par value $0.01 per share, of New Polaris.

“New Polaris Series A Preferred Stock” means the 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the New Sirius Series A Preferred Stock and as specified in Exhibit A to the New Polaris Charter.

“New Polaris Series B Preferred Stock” means the 8.25% Series B Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the New Sirius Series B Preferred Stock and as specified in Exhibit B to the New Polaris Charter.

“New Polaris Series C Preferred Stock” means the 8.875% Series C Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the New Sirius Series C Preferred Stock and as specified in Exhibit C to the New Polaris Charter.

“New Polaris Series D Preferred Stock” means the 8.500% Series D Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the New Sirius Series D Preferred Stock and as specified in Exhibit D to the New Polaris Charter.

“New Polaris Series E Preferred Stock” means the 8.75% Series E Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the New Sirius Series E Preferred Stock and as specified in Exhibit E to the New Polaris Charter.

“New Polaris Series F Preferred Stock” means the 8.50% Series F Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Constellation Series A Preferred Stock and as specified in Exhibit F to the New Polaris Charter.

“New Polaris Series G Preferred Stock” means the 7.50% Series G Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Constellation Series B Preferred Stock and as specified in Exhibit G to the New Polaris Charter.

“New Polaris Series H Preferred Stock” means the 7.125% Series H Cumulative Redeemable Perpetual Preferred Stock of New Polaris, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Constellation Series C Preferred Stock and as specified in Exhibit H to the New Polaris Charter.

“New Polaris Subsidiary” means any Subsidiary of New Polaris.

“New Sirius” has the meaning assigned in the Preamble.

“New Sirius Cancelled Shares” has the meaning assigned in Section 2.10(a).

“New Sirius Charter” means the charter of New Sirius which shall be substantially in the form of the charter of Sirius as of the date hereof.

“New Sirius Equity Award” has the meaning assigned in Section 2.17(a).

“New Sirius Preferred Stock” means the preferred stock, par value $0.01 per share, of New Sirius.

“New Sirius Series A Preferred Cancelled Shares” has the meaning assigned in Section 2.13(a).

“New Sirius Series A Preferred Merger Consideration” has the meaning assigned in Section 2.13(a).

“New Sirius Series A Preferred Stock” means the 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock of New Sirius, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Sirius Series A Preferred Stock and as specified in Exhibit A to the New Sirius Charter.

“New Sirius Series B Preferred Cancelled Shares” has the meaning assigned in Section 2.13(b).

“New Sirius Series B Preferred Merger Consideration” has the meaning assigned in Section 2.13(b).

“New Sirius Series B Preferred Stock” means the 8.25% Series B Cumulative Redeemable Perpetual Preferred Stock of New Sirius, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Sirius Series B Preferred Stock and as specified in Exhibit B to the New Sirius Charter.

“New Sirius Series C Preferred Cancelled Shares” has the meaning assigned in Section 2.13(c).

“New Sirius Series C Preferred Merger Consideration” has the meaning assigned in Section 2.13(c).

“New Sirius Series C Preferred Stock” means the 8.875% Series C Cumulative Redeemable Perpetual Preferred Stock of New Sirius, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Sirius Series C Preferred Stock and as specified in Exhibit C to the New Sirius Charter.

“New Sirius Series D Preferred Cancelled Shares” has the meaning assigned in Section 2.13(d).

“New Sirius Series D Preferred Merger Consideration” has the meaning assigned in Section 2.13(d).

“New Sirius Series D Preferred Stock” means the 8.500% Series D Cumulative Redeemable Perpetual Preferred Stock of New Sirius, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Sirius Series D Preferred Stock and as specified in Exhibit D to the New Sirius Charter.

“New Sirius Series E Preferred Cancelled Shares” has the meaning assigned in Section 2.13(e).

“New Sirius Series E Preferred Merger Consideration” has the meaning assigned in Section 2.13(e).

“New Sirius Series E Preferred Stock” means the 8.75% Series E Cumulative Redeemable Perpetual Preferred Stock of New Sirius, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the Sirius Series E Preferred Stock and as specified in Exhibit E to the New Sirius Charter.

“New Sirius Shares” means shares of common stock, par value $0.01 per share, of New Sirius.

“New Sirius Sub” has the meaning assigned in the Preamble.

“Non-U.S. Constellation Plan” has the meaning assigned in Section 4.03(m)(7).

“Non-U.S. Polaris Plan” has the meaning assigned in Section 4.01(m)(7).

“Non-U.S. Sirius Plan” has the meaning assigned in Section 4.02(m)(7).

“NRE” means NorthStar Realty Europe Corp., a Maryland corporation.

“NTR” means any non-traded REIT (a) when used with respect to Polaris, managed by Polaris or a Polaris Subsidiary, including, but not limited to, NorthStar Real Estate Income Trust, Inc., a Maryland corporation, NorthStar Real Estate Income II, Inc., a Maryland corporation, NorthStar Healthcare Income, Inc., a Maryland corporation and NorthStar/RXR New York Metro Real Estate, Inc., a Maryland corporation or (b) when used with respect to Constellation, managed by Constellation.

“NYSE” has the meaning assigned in Section 3.03(e).

“Old Certificate” means a share certificate previously representing Polaris Shares, Sirius Shares, Constellation Shares, shares of Sirius Series A Preferred Stock, shares of Sirius Series B Preferred Stock, shares of Sirius Series C Preferred Stock, shares of Sirius Series D Preferred Stock, shares of Sirius Series E Preferred Stock, shares of Constellation Series A Preferred Stock, shares of Constellation Series B Preferred Stock or shares of Constellation Series C Preferred Stock, it being understood that any reference herein to an Old Certificate shall be deemed to include reference to book-entry account statements relating to the ownership of Polaris Shares, Sirius Shares, Constellation Shares, shares of Sirius Series A Preferred Stock, shares of Sirius Series B Preferred Stock, shares of Sirius Series C Preferred Stock, shares of Sirius Series D Preferred Stock, shares of Sirius Series E Preferred Stock, shares of Constellation Series A Preferred Stock, shares of Constellation Series B Preferred Stock or shares of Constellation Series C Preferred Stock, as the case may be.

“Order” has the meaning assigned in Section 7.01(c).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, each as amended, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, each as amended, (c) with respect to a partnership, the certificate of formation and the partnership agreement, each as amended, and (d) with respect to any other person, the organizational, constituent and/or governing documents and/or instruments of such person.

“Other Party” means (a) when used with respect to Sirius, the following persons: Constellation, Polaris and New Polaris, (b) when used with respect to Constellation, the following persons: Sirius, New Sirius, Sirius LP, New Sirius Sub, Polaris and New Polaris and (c) when used with respect to Polaris, the following persons: Sirius, New Sirius, Sirius LP, New Sirius Sub and Constellation.

“Outside Date” has the meaning assigned in Section 8.02(a).

“party” means Constellation, Sirius, Polaris, New Polaris, Sirius Sub, Sirius LP, New Sirius and New Sirius Sub, as applicable.

“Payoff Indebtedness” means the Indebtedness of the parties required by its terms to be repaid in connection with the consummation of the Transactions pursuant to the Contracts set forth on Schedule 2.25 (or Contracts for Indebtedness incurred after the date hereof in accordance with the terms hereof to the extent such Indebtedness was incurred to refinance the Indebtedness evidenced by the Contracts set forth on Schedule 2.25).

“Payoff Letters” means payoff letters pursuant to which the lenders of Payoff Indebtedness confirm the Debt Payoff Amount with respect thereto, designate wire transfer instructions for payment of the Debt Payoff Amount on the Closing Date and covenant to release all Liens and notice filings securing such Indebtedness, if any, at the Closing.

“Permitted Liens” means any (a) Liens that result from any statutory or other Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Polaris Financial Statements, the Sirius Financial Statements or the Constellation Financial Statements, as applicable (to the extent such reserves are required pursuant to GAAP), (b) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Polaris Financial Statements, the Sirius Financial Statements or the Constellation Financial Statements, as applicable (to the extent such reserves are required pursuant to GAAP), and (c) Liens that do not materially interfere with the present use of the asset or property related thereto (but excluding any Lien on shares or other equity interests not otherwise a “Permitted Lien”).

“person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization or other entity.

“Polaris” has the meaning assigned in the Preamble.

“Polaris Acquisition Proposal” means any bona fide proposal or offer from any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), other than an Other Party or any of its respective Subsidiaries, and whether involving a transaction or series of related transactions, for a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of assets or similar transaction, involving the acquisition or issuance of (a) twenty percent (20%) or more of the total voting power of any class of equity securities of Polaris or Rights thereto, or (b) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Polaris and its Subsidiaries, on a consolidated basis.

“Polaris Adviser” has the meaning assigned in Section 4.01(y)(1).

“Polaris Adviser Regulation D Covered Persons” has the meaning assigned in Section 4.01(y)(3).

“Polaris Board” means the Board of Directors of Polaris.

“Polaris Board Recommendation” has the meaning assigned in the Recitals.

“Polaris Board Special Committee” has the meaning assigned in the Recitals.

“Polaris Broker” has the meaning assigned in Section 4.01(z)(1).

“Polaris Change of Recommendation” has the meaning assigned in Section 6.01(b)(4).

“Polaris Common Stock” means the common stock, par value $0.01 per share, of Polaris.

“Polaris Constellation Stock Issuance” has the meaning assigned in the Recitals.

“Polaris E&P Study” has the meaning assigned in Section 6.14(c).

“Polaris Environmental Permits” has the meaning assigned in Section 4.01(x).

“Polaris Equity Awards” means, collectively, (A) equity awards granted under the Polaris Stock Plans that are denominated in shares of Polaris Common Stock and (B) any other equity awards issued in connection with the Spin-Off of Polaris from Sirius that are denominated in shares of Polaris Common Stock.

“Polaris Financial Statements” has the meaning assigned in Section 4.01(g)(1).

“Polaris Flaherty Letter Agreement” means Letter to James F. Flaherty, III re: Incremental Restricted Stock Unit Awards dated November 5, 2014 from NorthStar Realty Finance Corp. and NorthStar Asset Management Group Inc.

“Polaris Intervening Event” means any material change, event, effect, occurrence, consequence or development that (a) is not known or not reasonably foreseeable by the Polaris Board (or the Polaris Board Special Committee) as of the date hereof (or if known or reasonably foreseeable, the magnitude or material consequences of which are not known or reasonably foreseeable by the Polaris Board (or the Polaris Board Special Committee) as of the date hereof), which material change, event, effect, occurrence, consequence or development becomes known (or the magnitude or material consequences of which become known) to or by the Polaris Board (or the Polaris Board Special Committee) prior to receipt of the Polaris Requisite Votes and (b) does not relate to any Polaris Acquisition Proposal.

“Polaris Jersey” means NorthStar Asset Management Group Ltd., a Jersey limited company.

“Polaris LP” means NSAM LP, a Delaware limited partnership.

“Polaris LTIP Units” means partnership units in Polaris LP designated as LTIP Units.

“Polaris Material Contract” has the meaning assigned in Section 4.01(l)(2).

“Polaris Notice Period” has the meaning assigned in Section 6.01(c)(1).

“Polaris Performance Common Stock” means the performance common stock, par value $0.01 per share, of Polaris.

“Polaris Plan” has the meaning assigned in Section 4.01(m)(1).

“Polaris Regulatory and Third Party Approvals” has the meaning assigned in Section 4.01(f)(1).

“Polaris Requisite Votes” has the meaning assigned in Section 4.01(e)(1).

“Polaris RIC Fund” has the meaning assigned in Section 4.01(s)(1).

“Polaris RIC Fund Advisory Contract” has the meaning assigned in Section 4.01(s)(2).

“Polaris RIC Fund Reports” has the meaning assigned in Section 4.01(s)(7).

“Polaris SEC Documents” has the meaning assigned in Section 4.01(g)(1).

“Polaris Shares” means, collectively, the shares of Polaris Common Stock and the shares of Polaris Performance Common Stock.

“Polaris Sirius Stock Issuance” has the meaning assigned in the Recitals.

“Polaris Special Dividend” means a dividend in cash in respect of the Polaris Shares in an aggregate amount of up to $128 million to be declared by the Polaris Board (or a duly authorized committee thereof) prior to or as of the Closing and paid prior to, as of or after the Closing to holders of record of Polaris Shares prior to the Redomestication Merger Effective Time.

“Polaris Stock Plans” means the Polaris 2014 Omnibus Incentive Plan.

“Polaris Stockholders Meeting” has the meaning assigned in Section 6.05(a).

“Polaris Subsidiary” means any Subsidiary of Polaris (including, for the avoidance of doubt, prior to the Redomestication Merger New Polaris) and following the Redomestication Merger, any Subsidiary of New Polaris.

“Polaris Subsidiary Partnership” has the meaning assigned in Section 4.01(o)(4).

“Polaris Superior Proposal” means a written Polaris Acquisition Proposal substituting “fifty percent (50%)” for “twenty percent (20%),” which the Polaris Board (or a duly authorized committee thereof) has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory, and other aspects of such offer or proposal, including the financing terms thereof, and such other factors as the Polaris Board (or a duly authorized committee thereof) considers to be appropriate, and if consummated, would be more favorable to the common stockholders of Polaris, from a financial point of view, than the Transactions (after taking into account any proposed revisions to the terms of the Transactions pursuant to Section 6.01(c)).

“Polaris/Sirius Support Agreement” has the meaning assigned in the Recitals.

“Polaris Tax Protection Agreements” has the meaning assigned in Section 4.01(o)(4).

“Polaris Termination Fee” means an amount of cash equal to $92,000,000.

“Polaris Time-Based Restricted Stock Award” means a Polaris Equity Award of restricted shares of Polaris Common Stock subject solely to service-based vesting conditions.

“Preferred Merger Consideration” has the meaning assigned in Section 2.14(c).

“Previously Disclosed” means, as of any given date, that the existence of a fact or condition was disclosed by one party to the other Parties, in a Disclosure Letter or public securities or reporting of a party or its Affiliates filed with or furnished to the SEC at any time on or after January 1, 2015 and prior to such date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature). The information and disclosures contained in any section of a Disclosure Letter shall be deemed to be disclosed for all purposes in this Agreement (including against any representation, warranty or covenant) and incorporated by reference in any other section of a Disclosure Letter as though fully set forth therein, in each case, to the extent the relevance of such information or disclosure is reasonably apparent from the text of such disclosure.

“Proxy Statement” means the joint proxy statement in preliminary and definitive form relating to the Polaris Stockholders Meeting, the Sirius Stockholders Meeting and the Constellation Stockholders Meeting, in each case to be held in connection with this Agreement and the Transactions, together with any amendments or supplements thereto.

“Public Mergers” has the meaning assigned in the Recitals.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code.

“Qualifying Income” has the meaning assigned in Section 8.06(r).

“RED REIT” means NRF RED REIT Corp., a Maryland corporation.

“Redomestication Articles of Merger” has the meaning assigned in Section 2.03(a).

“Redomestication Effective Time” has the meaning assigned in Section 2.03(a).

“Redomestication Merger” has the meaning assigned in the Recitals.

“Redomestication Merger Consideration” has the meaning ascribed in Section 2.05(a).

“Redomestication Stock Issuance” has the meaning assigned in the Recitals.

“Redomestication Surviving Corporation” has the meaning assigned in the Recitals.

“REIT” has the meaning assigned in the Recitals.

“REIT Minimum Distribution Dividend” has the meaning assigned in Section 6.17.

“Replacement Committed Debt Financing” means the debt financing to be incurred by Constellation after the date hereof which shall supplement, amend and/or replace the Committed Debt Financing; provided that such Indebtedness (i) constitutes, together with unrestricted cash on hand and the Committed Debt Financing available at the Closing, funds sufficient to pay all of the cash amounts required to be provided by New Polaris and its Subsidiaries in connection with the consummation of the Transactions, including the amounts payable in connection with the consummation of the Mergers, all expenses payable in connection with the Transactions and the amounts to fund the Debt Payoff Amount and (ii) shall not impose new or additional conditions precedent in a manner that would reasonably be expected to prevent or delay the Closing Date; provided further that clauses (i) and (ii) above shall not apply unless such Replacement Committed Debt Financing amends and/or replaces the Committed Debt Financing.

“Representatives” means, with respect to any person, such person’s directors, officers employees, legal or financial advisors, accountants, consultants, and any representatives of the foregoing.

“Required Divestiture” has the meaning assigned in Section 6.18.

“Requisite Regulatory Approvals” means the Polaris Regulatory and Third Party Approvals, the Sirius Regulatory and Third Party Approvals and the Constellation Regulatory and Third Party Approvals, in each case, set forth on Exhibit D.

“RIC Fund” means any investment vehicle that is registered under the Investment Company Act or has elected to be regulated as a “business development company” under the Investment Company Act and, in each case, that is a Client.

“RIC Fund Contract” means an Advisory Contract with a RIC Fund under which Polaris or Constellation or any of their respective Subsidiaries, as applicable, acts as an adviser.

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first person.

“Sarbanes-Oxley Act” has the meaning assigned in Section 4.01(g)(1).

“SEC” means the United States Securities and Exchange Commission.

“Second Maryland Articles of Merger” has the meaning assigned in Section 2.03(h).

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means a Subsidiary that is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Sirius” has the meaning assigned in the Preamble.

“Sirius Acquisition Proposal” means any bona fide proposal or offer from any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), other than an Other Party or any of its respective Subsidiaries, and whether involving a transaction or series of related transactions, for a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of assets or similar transaction, involving the acquisition or issuance of (a) twenty percent (20%) or more of the total voting power of any class of equity securities of Sirius or Rights thereto, or (b) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Sirius and its Subsidiaries, on a consolidated basis.

“Sirius Board” means the Board of Directors of Sirius.

“Sirius Board Recommendation” has the meaning assigned in the Recitals.

“Sirius Board Special Committee” has the meaning assigned in the Recitals.

“Sirius Change of Recommendation” has the meaning assigned in Section 6.02(b)(4).

“Sirius Common Units” means partnership units in Sirius LP designated as partnership common units.

“Sirius Continuing Employee” has the meaning assigned in Section 6.11(a).

“Sirius Environmental Permits” has the meaning assigned in Section 4.02(x).

“Sirius Equity Awards” means equity awards granted under the Sirius Stock Plans that are denominated in Sirius Shares.

“Sirius Exchangeable Senior Notes” means collectively (i) the 7.25% Exchangeable Senior Notes of Sirius, (ii) the 8.875% Exchangeable Senior Notes of Sirius and (iii) the 5.375% Exchangeable Senior Notes of Sirius.

“Sirius Exchange Ratio” has the meaning assigned in Section 2.10(a).

“Sirius Financial Statements” has the meaning assigned in Section 4.02(g)(1).

“Sirius Indentures” means collectively (a) that certain Indenture, dated as of June 18, 2007, among Sirius LP, Sirius, and Wilmington Trust Company, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, relating to the 7.25% Exchangeable Senior Notes and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, relating to the 7.25% Exchangeable Senior Notes; (b) that certain Indenture, dated as of June 12, 2012, among Sirius LP, Sirius, Sirius Sub-REIT Corp., and Wilmington Trust, National Association, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, relating to the 8.875% Exchangeable Senior Notes and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, relating to the 8.875% Exchangeable Senior Notes; (c) that certain Indenture, dated as of June 19, 2013, among Sirius LP, Sirius, Sirius Sub-REIT Corp., and Wilmington Trust, National Association, as supplemented by each of (i) the Supplemental Indenture dated as of June 30, 2014, relating to the 5.375% Exchangeable Senior Notes and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, relating to the 5.375% Exchangeable Senior Notes;

(d) that certain Indenture, dated as of March 31, 2014, between Sirius, and Wilmington Trust, National Association; (e) that certain Indenture, dated as of April 12, 2005, by and among Sirius LP, and JPMorgan Chase Bank, National Association, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank, National Association), and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP, and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank, National Association); (f) that certain Indenture, dated as of May 25, 2005, by and among Sirius LP, and JPMorgan Chase Bank, National Association, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank, National Association) and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP, and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank, National Association); (g) that certain Indenture, dated as of November 22, 2005, by and among Sirius LP and JPMorgan Chase Bank, National Association, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank, National Association) and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP, and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank, National Association); (h) that certain Indenture, dated as of March 10, 2006, by and among Sirius LP, Sirius, and Wilmington Trust Company, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and Wilmington Trust Company and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP, and Wilmington Trust Company; (i) that certain Indenture, dated as of August 1, 2006, by and among Sirius LP, Sirius, and Wilmington Trust Company, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and Wilmington Trust Company and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP and Wilmington Trust Company; (j) that certain Indenture, dated as of October 6, 2006, by and among Sirius LP, Sirius, and Wilmington Trust Company, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and Wilmington Trust Company and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP and Wilmington Trust Company; (k) that certain Indenture, dated as of March 30, 2007, by and among Sirius LP, Sirius, and Wilmington Trust Company, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and Wilmington Trust Company and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP and Wilmington Trust Company; (l) that certain Indenture, dated as of June 7, 2007, by and among Sirius LP, Sirius, and Wilmington Trust Company, as supplemented by each of (i) the Supplemental Indenture, dated as of June 30, 2014, between Sirius, Sirius Sub-REIT Corp. and Wilmington Trust Company and (ii) the Second Supplemental Indenture, dated as of March 13, 2015, between Sirius, Sirius LP and Wilmington Trust Company; and (m) that certain Indenture, dated as of July 1, 2015, by and among NRE, Sirius, Sirius LP, and Wilmington Trust, National Association.

“Sirius Intervening Event” means any material change, event, effect, occurrence, consequence or development that (a) is not known or not reasonably foreseeable by the Sirius Board (or the Sirius Board Special Committee) as of the date hereof (or if known or reasonably foreseeable, the magnitude or material consequences of which are not known or reasonably foreseeable by the Sirius Board (or the Sirius Board Special Committee) as of the date hereof), which material change, event, effect, occurrence, consequence or development becomes known (or the magnitude or material consequences of which become known) to or by the Sirius Board (or the Sirius Board Special Committee) prior to receipt of the Sirius Requisite Vote and (b) does not relate to any Sirius Acquisition Proposal.

“Sirius LP” has the meaning assigned in the Preamble.

“Sirius LP Merger” has the meaning assigned in the Recitals.

“Sirius LP Merger Articles of Merger” has the meaning assigned in Section 2.03(b).

“Sirius LP Merger Effective Time” has the meaning assigned in Section 2.03(b).

“Sirius LP Merger Surviving Entity” has the meaning assigned in the Recitals.

“Sirius LP Upstream Merger” has the meaning assigned in the Recitals.

“Sirius LP Upstream Merger Articles of Merger” has the meaning assigned in Section 2.03(c).

“Sirius LP Upstream Merger Effective Time” has the meaning assigned in Section 2.03(c).

“Sirius LP Upstream Merger Surviving Corporation” has the meaning assigned in the Recitals.

“Sirius LTIP Units” means partnership units in Sirius LP designated as LTIP Units.

“Sirius Management Agreement” has the meaning assigned in Section 5.02.

“Sirius Management Agreement Assignment” has the meaning assigned in the Recitals.

“Sirius Management Agreement Assignment Effective Time” has the meaning assigned in Section 2.03(f).

“Sirius Material Contract” has the meaning assigned in Section 4.02(l)(2).

“Sirius Merger Consideration” has the meaning assigned in Section 2.10(a).

“Sirius Notice Period” has the meaning assigned in Section 6.02(c)(1).

“Sirius Plan” has the meaning assigned in Section 4.02(m)(1).

“Sirius-Polaris Merger Effective Time” has the meaning assigned in Section 2.03(g).

“Sirius-Polaris Merger” has the meaning assigned in the Recitals.

“Sirius-Polaris Merger Surviving Corporation” has the meaning assigned in the Recitals.

“Sirius Preferred Stock” means the preferred stock, par value $0.01 per share, of Sirius.

“Sirius PSU” means a Sirius Equity Award of restricted stock units subject to performance-based vesting conditions.

“Sirius Regulatory and Third Party Approvals” has the meaning assigned in Section 4.02(f)(1).

“Sirius Requisite Vote” has the meaning assigned in Section 4.02(e)(1).

“Sirius RSU” means a Sirius Equity Award of restricted stock units subject solely to service-based vesting conditions.

“Sirius SEC Documents” has the meaning assigned in Section 4.02(g)(1).

“Sirius Series A Preferred Stock” has the meaning assigned in Section 4.02(b).

“Sirius Series B Preferred Stock” has the meaning assigned in Section 4.02(b).

“Sirius Series C Preferred Stock” has the meaning assigned in Section 4.02(b).

“Sirius Series D Preferred Stock” has the meaning assigned in Section 4.02(b).

“Sirius Series E Preferred Stock” has the meaning assigned in Section 4.02(b).

“Sirius Shares” means shares of common stock, par value $0.01 per share, of Sirius.

“Sirius Stock Plans” means the (i) Sirius Corp. Second Amended and Restated 2004 Omnibus Stock Incentive Plan and (ii) if adopted by the stockholders of Sirius at the 2016 annual meeting of Sirius, the Sirius Corp. Third Amended and Restated 2004 Omnibus Stock Incentive Plan.

“Sirius Stockholders Meeting” has the meaning assigned in Section 6.05(b).

“Sirius Sub” has the meaning assigned in the Preamble.

“Sirius Subsidiary” means any Subsidiary of Sirius (including, for the avoidance of doubt, New Sirius, Sirius Sub and New Sirius Sub) and following the New Holdco Merger, any Subsidiary of New Sirius.

“Sirius Subsidiary Partnership” has the meaning assigned in Section 4.02(o)(8).

“Sirius Superior Proposal” means a written Sirius Acquisition Proposal substituting “fifty percent (50%)” for “twenty percent (20%)”, which the Sirius Board (or a duly authorized committee thereof) has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory, and other aspects of such offer or proposal, including the financing terms thereof, and such other factors as the Sirius Board (or a duly authorized committee thereof) considers to be appropriate, and if consummated, would be more favorable to the common stockholders of Sirius, from a financial point of view, than the Transactions (after taking into account any proposed revisions to the terms of the Transactions pursuant to Section 6.02(c)).

“Sirius Tax Protection Agreements” has the meaning assigned in Section 4.02(o)(8).

“Sirius Termination Fee” means an amount of cash equal to $92,000,000.

“Sirius Time-Based Restricted Stock Award” means a Sirius Equity Award of restricted Sirius Shares under the Sirius Stock Plans subject solely to service-based vesting conditions.

“Spin-Off” means the distribution of shares of Polaris Common Stock by Sirius on June 30, 2014.

“Subsidiary” means, with respect to a person, an entity in which such person controls, directly or indirectly, more than 50% of the voting securities or total equity interest of such entity.

“Supplemental Debt Financing” has the meaning assigned in Section 6.15(b).

“Takeover Law” means any “fair price”, “moratorium”, “business combination” or other similar Law applicable to New Polaris, Polaris or the Polaris Subsidiaries (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL or Section 3-601 of the MGCL, as applicable)), New Sirius, Sirius or the Sirius Subsidiaries or Constellation or the Constellation Subsidiaries, as applicable.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, Medicare, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

“Tax Protection Agreement” means any Constellation Tax Protection Agreement, Polaris Tax Protection Agreement or Sirius Tax Protection Agreement, individually and collectively, as applicable.

“Tax Returns” means any return, amended return or other report or similar statement (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any Governmental Authority with respect to any Tax.

“Termination Fee” means each of the Constellation Termination Fee, the Polaris Termination Fee and the Sirius Termination Fee, as applicable.

“Transaction Expenses” means a party’s documented out-of-pocket fees, costs and expenses incurred in connection with the Transactions prior to the termination of this Agreement which shall not exceed an aggregate amount of $10 million with respect to any such party.

“Transaction Litigation” has the meaning assigned in Section 6.06(e).

“Transactions” has the meaning assigned in the Recitals.

“Transfer Taxes” has the meaning assigned in Section 6.14(b).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unvested Constellation Equity Award” has the meaning assigned in Section 2.18(a).

“Unvested New Polaris Equity Award” the meaning assigned in Section 2.16(b).

“Unvested New Sirius Equity Award” has the meaning assigned in Section 2.17(b).

“Willful Breach” means a material breach that is the consequence of an act or omission by a party with the actual knowledge of such party that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

1.02 Interpretation.

(a) In this Agreement, except as context may otherwise require, references: (1) to the Preamble, Recitals, Sections, Exhibits or Schedules are to the Preamble to, a Recital or Section of, or Exhibit or Schedule to, this Agreement; (2) to this Agreement are to this Agreement, and the Exhibits, Schedules and Disclosure Letters to it, taken as a whole; (3) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section; ; (4) to any Governmental Authority include any successor to that Governmental Authority; (5) to any applicable Law refer to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (6) to the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (7) to the terms “dollars,” “cents” and “$” mean U.S. Dollars and Cents; (8) to the phrases “date of this Agreement” or “date hereof” are to June 2, 2016; (9) to the words “herein,” “hereof” or “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section; and (10) to the words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The phrases “provided,” “delivered” or “made available,” when used herein, mean that the information or materials referred to have been physically or electronically delivered to the applicable parties (including information or materials that have been posted to an on-line “virtual data room” established by or on behalf of one of the parties or documents or other information available in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC) in each case, on or prior to the date that is one business day prior to the date hereof.

(b) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other parties.

ARTICLE II

THE MERGERS AND OTHER TRANSACTIONS

2.01 The Mergers and Other Transactions.

(a) Redomestication Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Polaris will merge with and into New Polaris pursuant to Section 253 of the DGCL at the Redomestication Effective Time. At the Redomestication Effective Time, the separate corporate existence of Polaris will terminate. New Polaris will be the Redomestication Surviving Corporation and will continue its corporate existence under the Laws of the State of Maryland.

(b) Sirius LP Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Sirius Sub will merge with and into Sirius LP at the Sirius LP Merger Effective Time. At the Sirius LP Merger Effective Time, the separate corporate existence of Sirius Sub will terminate. Sirius LP will be the Sirius LP Merger Surviving Entity and will continue its existence as a limited partnership under the Laws of the State of Delaware until the consummation of the Sirius LP Upstream Merger.

(c) Sirius LP Upstream Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Sirius LP will merge with and into Sirius at the Sirius LP Upstream Merger Effective Time. At the Sirius LP Upstream Merger Effective Time, the separate corporate existence of Sirius LP will terminate. Sirius will be the Sirius LP Upstream Merger Surviving Corporation and will continue its corporate existence under the Laws of the State of Maryland.

(d) New Holdco Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, New Sirius Sub will merge with and into Sirius at the New Holdco Merger Effective Time. At the New Holdco Merger Effective Time, the separate corporate existence of New Sirius Sub will terminate. Sirius will be the New Holdco Surviving Corporation and will continue its corporate existence under the Laws of the State of Maryland.

(e) LLC Conversion. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Sirius and New Sirius shall cause Sirius to be converted into Sirius LLC at the LLC Conversion Effective Time. At the LLC Conversion Effective Time, Sirius shall cease to exist as a corporation and shall continue to exist as a limited liability company under the Laws of the State of Maryland.

(f) Assignment of Sirius Management Agreement. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Sirius LLC will assign to New Sirius, and New Sirius will assume from Sirius LLC, all of Sirius LLC’s right, title, and interest in and obligations with respect to the Sirius Management Agreement at the Sirius Management Agreement Assignment Effective Time.

(g) Sirius-Polaris Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, New Sirius will merge with and into New Polaris at the Sirius-Polaris Merger Effective Time. At the Sirius-Polaris Merger Effective Time, the separate corporate existence of New Sirius will terminate. New Polaris will be the Sirius-Polaris Merger Surviving Corporation and will continue its corporate existence under the Laws of the State of Maryland.

(h) Constellation-Polaris Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Constellation will merge with and into New Polaris at the Constellation-Polaris Merger Effective Time. At the Constellation-Polaris Merger Effective Time, the separate corporate existence of Constellation will terminate. New Polaris will be the Constellation-Polaris Merger Surviving Corporation and will continue its corporate existence under the Laws of the State of Maryland.

2.02 Closing. The closing of the Mergers (the “Closing”) will take place by electronic exchange of documents commencing at 10:00 a.m. on the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions, provided that the Closing shall not occur earlier than January 4, 2017, unless otherwise agreed by the parties (the date on which the Closing occurs, the “Closing Date”). The parties intend that the Mergers, the LLC Conversion and the Sirius Management Agreement Assignment will be consummated at the Closing as provided below, and the parties intend that none of the Mergers, the LLC Conversion or the Sirius Management Agreement Assignment shall be consummated unless the closing of the other Mergers, the LLC Conversion and the Sirius Management Agreement Assignment occur in connection with the Closing; provided, further, that in no event shall the Sirius-Polaris Merger Effective Time occur prior to the Sirius Management Agreement Assignment Effective Time nor shall the Constellation-Polaris Merger Effective Time occur prior to the Sirius-Polaris Merger Effective Time.

2.03 Effective Time.

(a) Redomestication Effective Time. At or prior to the Closing, subject to the provisions of this Agreement, Polaris and New Polaris will cause articles of merger and a certificate of ownership and merger (together, the “Redomestication Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of Polaris and New Polaris, the MGCL and DGCL, to be duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland and the Secretary of State of the State of Delaware. The parties will make all other filings or recordings in connection with the Redomestication Merger required pursuant to the MGCL and the DGCL, and the Redomestication Merger will become effective at the date and time at which the Redomestication Articles of Merger are accepted for record by the State Department of Assessments and Taxation of Maryland and are filed with the Secretary of State of the State of Delaware, or at such later date or time as the parties agree (not to exceed 30 days) and specify in the Redomestication Articles of Merger (the time the Redomestication Merger becomes effective on the Closing Date being the “Redomestication Effective Time”).

(b) Sirius LP Merger Effective Time. At or prior to the Closing, subject to the provisions of this Agreement, Sirius Sub and Sirius LP will cause a certificate of merger (the “Sirius LP Merger Articles of

Merger”) executed in accordance with the relevant provisions of the Organizational Documents of Sirius Sub and Sirius LP and the DLLCA and DLPA, to be duly filed with the Secretary of State of the State of Delaware. The parties will make all other filings or recordings in connection with the Sirius LP Merger required pursuant to the DLLCA and DLPA and the Sirius LP Merger will become effective at the date and time at which the Sirius LP Merger Articles of Merger are filed with the Secretary of State of the State of Delaware, or at such later date or time as the parties agree and specify in the Sirius LP Merger Articles of Merger; provided, that the Sirius LP Merger shall become effective before the Sirius LP Upstream Merger Effective Time (the time the Sirius LP Merger becomes effective being the “Sirius LP Merger Effective Time”).

(c) Sirius LP Upstream Merger Effective Time. At or prior to the Closing, subject to the provisions of this Agreement, Sirius and Sirius LP will cause articles of merger and a certificate of merger (together, the “Sirius LP Upstream Merger Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of Sirius and Sirius LP and the MGCL and the and DLPA, to be duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland and the Secretary of State of the State of Delaware. The parties will make all other filings or recordings in connection with the Sirius LP Upstream Merger required pursuant to the MGCL and the and DLPA and the Sirius LP Upstream Merger will become effective at the date and time at which the Sirius LP Upstream Merger Articles of Merger are accepted for record by the State Department of Assessments and Taxation of Maryland and are filed with the Secretary of State of the State of Delaware, or at such later date or time as the parties agree and specify in the Sirius LP Upstream Merger Articles of Merger (not to exceed 30 days); provided, that the Sirius LP Upstream Merger shall become effective after the Sirius LP Merger Effective Time and before the New Holdco Merger Effective Time (the time the Sirius LP Upstream Merger becomes effective being the “Sirius LP Upstream Merger Effective Time”).

(d) New Holdco Merger Effective Time. At or prior to the Closing, subject to the provisions of this Agreement, Sirius and New Sirius Sub will cause articles of merger and certificate of merger (the “New Holdco Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of Sirius and New Sirius Sub and the DLLCA and MGCL, to be duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland and with the Secretary of State of the State of Delaware. The parties will make all other filings or recordings in connection with the New Holdco Merger required pursuant to the DLLCA and the MGCL and the New Holdco Merger will become effective at the date and time at which the New Holdco Articles of Merger are accepted for record by the Secretary of State of the State of Delaware and the State Department of Assessments and Taxation of Maryland, or at such later date or time as the parties agree and specify in the New Holdco Articles of Merger (not to exceed 30 days); provided, that the New Holdco Merger shall become effective after the Sirius LP Upstream Merger Effective Time and before the LLC Conversion Effective Time (the time the New Holdco Merger becomes effective being the “New Holdco Merger Effective Time”).

(e) Conversion of Sirius to Limited Liability Company. At or prior to the Closing, subject to the provisions of this Agreement, Sirius, New Sirius and New Sirius Sub shall cause articles of conversion (the “Articles of Conversion”), executed in accordance with the relevant provisions of the Organizational Documents of the New Holdco Surviving Corporation and the MGCL and MDLLCA, to be duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland. The parties will make all other filings or recordings in connection with the LLC Conversion as required pursuant to the MGCL and the MDLLCA, and the LLC Conversion will become effective at the date and time at which the Articles of Conversion are accepted for record by the State Department of Assessments and Taxation of Maryland, or at such later date or time as the parties agreement specify in the Articles of Conversion (not to exceed 30 days) (the time the LLC Conversion becomes effective being the “LLC Conversion Effective Time”); provided, that the LLC Conversion shall become effective after the New Holdco Merger Effective Time and before the Sirius-Polaris Merger Effective Time. The Articles of Conversion, Organizational Documents of Sirius LLC and other documentation relating to the LLC Conversion shall be reasonably acceptable to Polaris, Constellation and Sirius.

(f) Assignment of the Sirius Management Agreement. Sirius, New Sirius and New Sirius Sub shall take all action necessary so that following the LLC Conversion Effective Time and prior to the Sirius-Polaris Merger Effective Time, Sirius LLC will assign to New Sirius all right, title and interest of Sirius LLC in and to the Sirius Management Agreement and New Sirius will accept, assume and perform all of Sirius LLC’s obligations under the Sirius Management Agreement (the time such assignment and assumption becomes effective on the Closing Date being the “Sirius Management Agreement Assignment Effective Time”).

(g) Sirius-Polaris Merger Effective Time. At the Closing, subject to the provisions of this Agreement, New Polaris and New Sirius will cause articles of merger (the “First Maryland Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of New Polaris and New Sirius and the MGCL, to be duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland. The parties will make all other filings or recordings in connection with the Sirius-Polaris Merger required pursuant to the MGCL, and the Sirius-Polaris Merger will become effective at the date and time at which the First Maryland Articles of Merger are accepted for record by the State Department of Assessments and Taxation of Maryland, or at such later date or time as the parties agree and specify in the First Maryland Articles of Merger (not to exceed 30 days after the First Maryland Articles of Merger are accepted for record); provided, that the Sirius-Polaris Merger shall become effective after the latest to occur of the Redomestication Effective Time, the New Holdco Merger Effective Time and the Sirius Management Agreement Assignment Effective Time (the time the Sirius-Polaris Merger becomes effective on the Closing Date being the “Sirius-Polaris Merger Effective Time”).

(h) Constellation-Polaris Merger Effective Time. At the Closing, subject to the provisions of this Agreement and subject to the occurrence of the Sirius-Polaris Merger, New Polaris and Constellation will cause articles of merger (the “Second Maryland Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of New Polaris and Constellation and the MGCL, to be duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland. The parties will make all other filings or recordings in connection with the Constellation-Polaris Merger required pursuant to the MGCL, and the Constellation-Polaris Merger will become effective at the date and time at which the Second Maryland Articles of Merger are accepted for record by the State Department of Assessments and Taxation of Maryland, or at such later date or time as the parties agree prior to the Sirius-Polaris Merger Effective Time and specify in the Second Maryland Articles of Merger (not to exceed 30 days after the Second Maryland Articles of Merger are accepted for record); provided that the Constellation-Polaris Merger shall become effective after the Sirius-Polaris Merger Effective Time (the time the Constellation-Polaris Merger becomes effective on the Closing Date being the “Constellation-Polaris Merger Effective Time”).

2.04 Effects of the Mergers. The Redomestication Merger will have the effects prescribed by this Agreement and the applicable provisions of the MGCL and the DGCL. The Sirius LP Merger will have the effects prescribed by this Agreement and the applicable provisions of the DLLCA and the DRULPA. The Sirius LP Upstream Merger will have the effects prescribed by this Agreement and the applicable provisions of the MGCL and the DRULPA. The New Holdco Merger will have the effects prescribed by this Agreement and the applicable provisions of the DLLCA and the MGCL. The LLC Conversion will have the effects prescribed by this Agreement and the applicable provisions of the MGCL and MDLLCA. The Sirius-Polaris Merger will have the effects prescribed by this Agreement and the applicable provisions of the MGCL. The Constellation-Polaris Merger will have the effects prescribed by this Agreement and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto:

(a) at the Redomestication Effective Time, all of the property, rights, privileges, powers and franchises of Polaris and New Polaris shall vest in the Redomestication Surviving Corporation, and all debts and obligations of Polaris and New Polaris shall become the debts and obligations of the Redomestication Surviving Corporation;

(b) at the Sirius LP Merger Effective Time, all of the property, rights, privileges, powers and franchises of Sirius LP and Sirius Sub shall vest in the Sirius LP Merger Surviving Entity, and all debts and obligations of Sirius LP and Sirius Sub shall become the debts and obligations of the Sirius LP Merger Surviving Entity;

(c) at the Sirius LP Upstream Merger Effective Time, all of the property, rights, privileges, powers and franchises of Sirius and Sirius LP shall vest in the Sirius LP Upstream Merger Surviving Corporation, and all debts and obligations of Sirius and Sirius LP shall become the debts and obligations of the Sirius LP Upstream Merger Surviving Corporation;

(d) at the New Holdco Merger Effective Time, all of the property, rights, privileges, powers and franchises of Sirius and New Sirius Sub shall vest in New Holdco Surviving Corporation, and all debts and obligations of Sirius and New Sirius Sub shall become the debts and obligations of the New Holdco Surviving Corporation;

(e) at the LLC Conversion Effective Time, for all purposes of the Laws of the State of Maryland, Sirius shall cease to exist as a Maryland corporation and shall continue as Sirius LLC, and Sirius LLC shall be deemed to be the same entity as Sirius;

(f) at the Sirius-Polaris Merger Effective Time, all of the property, rights, privileges, powers and franchises of New Polaris and New Sirius shall vest in the Sirius-Polaris Merger Surviving Corporation, and all debts, liabilities and duties of New Polaris and New Sirius shall become the debts, liabilities and duties of the Sirius-Polaris Merger Surviving Corporation; and

(g) at the Constellation-Polaris Merger Effective Time, all of the property, rights, privileges, powers and franchises of Constellation and New Polaris shall vest in the Constellation-Polaris Merger Surviving Corporation, and all debts and obligations of Constellation and New Polaris shall become the debts and obligations of the Constellation-Polaris Merger Surviving Corporation.

2.05 Conversion of Polaris Shares.

(a) At the Redomestication Effective Time, by virtue of the Redomestication Merger and without any action on the part of any of the parties or the holder of any shares of Polaris Common Stock: (i) each share of Polaris Common Stock issued and outstanding as of immediately prior to the Redomestication Effective Time shall be converted into, and New Polaris shall issue to the holder thereof, one (the “Polaris Exchange Ratio”) share of New Polaris Class A Common Stock and (ii) each share of Polaris Performance Common Stock issued and outstanding immediately prior to the Redomestication Effective Time shall be converted into, and New Polaris shall issue to the holder thereof, one share of New Polaris Performance Common Stock (collectively, the “Redomestication Merger Consideration”).

(b) At the Redomestication Effective Time, each Polaris Share shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and shall thereafter represent only the right to receive (i) the Redomestication Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

2.06 Conversion of Interests and Shares in Sirius LP Merger.

(a) At the Sirius LP Merger Effective Time, by virtue of the Sirius LP Merger and without any action on the part of any of the parties or the holders of any interests in Sirius LP, (i) each Sirius LTIP Unit outstanding as of immediately prior to the Sirius LP Merger Effective Time shall be deemed to be fully vested and, subject to Section 2.17(c), shall be converted into one Sirius Share, (ii) each Sirius Common Unit outstanding as of immediately prior to the Sirius LP Merger Effective Time other than those held by Sirius shall, subject to Section 2.17(c), be converted into one Sirius Share and (iii) each other interest in Sirius LP held by Sirius shall remain issued and outstanding. All of the Sirius LTIP Units and Sirius Common Units converted into Sirius Shares in the Sirius LP Merger shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Sirius LP Merger Effective Time.

(b) At and after the Sirius LP Merger Effective Time, each share of capital stock of Sirius Sub issued and outstanding as of immediately prior to the Sirius LP Merger Effective Time shall automatically be cancelled and shall cease to exist as of the Sirius LP Merger Effective Time.

2.07 Conversion of Sirius LP Interests in Sirius LP Upstream Merger. At and after the Sirius LP Upstream Merger Effective Time, by virtue of the Sirius LP Upstream Merger, each interest in Sirius LP outstanding immediately prior to the Sirius LP Upstream Merger Effective Time shall no longer be outstanding, and shall automatically be cancelled and shall cease to exist.

2.08 Conversion in New Holdco Merger.

(a) At the New Holdco Merger Effective Time, by virtue of the New Holdco Merger and without any action on the part of any of the parties or the holder of any Sirius Shares each Sirius Share issued and outstanding as of immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one New Sirius Share and New Sirius shall, at the New Holdco Merger Effective Time, issue each such New Sirius Share without requiring any further action from any prior holder of a Sirius Share. All of the Sirius Shares converted into the right to receive New Sirius Shares pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the New Holdco Merger Effective Time.

(b) At the New Holdco Merger Effective Time, by virtue of the New Holdco Merger and without any action on the part of any of the parties or the holder of any shares of Sirius Preferred Stock: (i) each share of Sirius Series A Preferred Stock issued and outstanding as of immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one share of New Sirius Series A Preferred Stock; (ii) each share of Sirius Series B Preferred Stock issued and outstanding as of immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one share of New Sirius Series B Preferred Stock; (iii) each share of Sirius Series C Preferred Stock issued and outstanding as of immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one share of New Sirius Series C Preferred Stock; (iv) each share of Sirius Series D Preferred Stock issued and outstanding as of immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one share of New Sirius Series D Preferred Stock; and (v) each share of Sirius Series E Preferred Stock issued and outstanding as of immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one share of New Sirius Series E Preferred Stock; and New Sirius shall issue, at the New Holdco Merger Effective Time, each such share of New Sirius Series A Preferred Stock, New Sirius Series B Preferred Stock, New Sirius Series C Preferred Stock, New Sirius Series D Preferred Stock or New Sirius Series E Preferred Stock, as applicable, without requiring any further action from any prior holder of a share of Sirius Series A Preferred Stock, Sirius Series B Preferred Stock, Sirius Series C Preferred Stock, Sirius Series D Preferred Stock or Sirius Series E Preferred Stock. All of the shares of Sirius Series A Preferred Stock, Sirius Series B Preferred Stock, Sirius Series C Preferred Stock, Sirius Series D Preferred Stock and Sirius Series E Preferred Stock so converted shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the New Holdco Merger Effective Time.

(c) At and after the New Holdco Merger Effective Time, each share of common stock of New Sirius Sub issued and outstanding immediately prior to the New Holdco Merger Effective Time shall be converted into the right to receive one share of common stock of the New Holdco Surviving Corporation.

2.09 Conversion of Sirius Shares. At the LLC Conversion Effective Time, by virtue of the LLC Conversion and without any action on the part of any party, each share of common stock of the New Holdco Surviving Corporation shall cease to exist as stock in Sirius and continue to exist as one unit in Sirius LLC.

2.10 Conversion of New Sirius Shares. At the Sirius-Polaris Merger Effective Time, by virtue of the Sirius-Polaris Merger and without any action on the part of any of the parties or the holder of any New Sirius Shares:

(a) Subject to Section 3.03(e), each New Sirius Share issued and outstanding as of immediately prior to the Sirius-Polaris Merger Effective Time (including any right to receive such shares pursuant to the New Holdco Merger) (other than New Sirius Shares (including any right to receive such shares pursuant to the New Holdco Merger) owned by Constellation, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Sirius-Polaris Merger Effective Time and New Sirius Shares owned by any wholly owned New Sirius Subsidiaries not held on behalf of third parties (collectively, the “New Sirius Cancelled Shares”)) shall be converted into the right to receive 1.0996 (the “Sirius Exchange Ratio”) shares of New Polaris Class A Common Stock (the “Sirius Merger Consideration”). For the avoidance of doubt, any New Sirius Shares held by Polaris Jersey shall not be treated as New Sirius Cancelled Shares.

(b) At the Sirius-Polaris Merger Effective Time, each New Sirius Share shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the Sirius Merger Consideration, and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02. If, between the date of this Agreement and the Sirius-Polaris Merger Effective Time, the outstanding Polaris Shares (or, following the Redomestication Merger, the New Polaris Shares) or Sirius Shares (or following the New Holdco Merger, the New Sirius Shares) shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or other distribution (excluding any Deemed Sirius Extraordinary Dividend, which shall have the effects set forth in Section 2.10(c) and, for avoidance of doubt, any dividend or distribution permitted under Section 5.01(d), including the Polaris Special Dividend) declared, paid or made in respect of the Polaris Shares, Sirius Shares, New Polaris Shares, New Sirius Shares, Sirius Preferred Stock or New Sirius Preferred Stock, an appropriate and proportionate adjustment shall be made to the Sirius Exchange Ratio to give holders of Sirius Shares and New Sirius Shares on an aggregate basis the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit any party to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided further that no such adjustment shall be made to the Sirius Exchange Ratio as a result of the Redomestication Merger and the issuance of New Polaris Common Shares to the former stockholders of Polaris, as a result of the New Holdco Merger and the issuance of the New Sirius Shares to the former common stockholders of Sirius, or as a result of the Sirius Polaris Merger and the issuance of New Polaris Common Shares to the former common stockholders of New Sirius.

(c) If Sirius or New Sirius declares or pays one or more Deemed Sirius Extraordinary Dividends, then the Sirius Exchange Ratio shall be reduced such that the Sirius Exchange Ratio shall be equal to the product of (i) the Sirius Exchange Ratio (without giving effect to such reduction) multiplied by (ii) a fraction, the numerator of which is a number equal to $13.33 minus the cumulative amount of Deemed Sirius Extraordinary Dividends per share declared or paid by Sirius or New Sirius as of or prior to the Sirius-Polaris Merger Effective Time, and the denominator of which is equal to $13.33. The parties agree to make appropriate and proportionate adjustments as necessary to the Sirius Exchange Ratio to the extent that any automatic adjustment to the Sirius Exchange Ratio pursuant to this Section 2.10 does not give the holders of Polaris Shares, New Polaris Shares, Constellation Shares, Sirius Shares or New Sirius Shares, as applicable, on an aggregate basis, the same economic effect as contemplated by this Agreement prior to any Deemed Sirius Extraordinary Dividend.

(d) Notwithstanding anything in this Agreement to the contrary, at the Sirius-Polaris Merger Effective Time, all New Sirius Cancelled Shares shall be cancelled and shall cease to exist, and neither the Sirius Merger Consideration nor any other consideration shall be delivered in exchange therefor.

2.11 Conversion of Constellation Shares. At the Constellation-Polaris Merger Effective Time, by virtue of the Constellation-Polaris Merger and without any action on the part of any of the parties or the holder of any Constellation Shares:

(a) Subject to Section 3.03(e), (i) each share of Constellation Class A Common Stock issued and outstanding immediately prior to the Constellation-Polaris Merger Effective Time (other than shares of Constellation Class A Common Stock owned by New Sirius, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Constellation-Polaris Merger Effective Time and shares of Constellation Class A Common Stock owned by any wholly owned Constellation Subsidiaries not held on behalf of third parties (collectively, the “Constellation Class A Cancelled Shares”)) shall be converted into the right to receive 1.4663 (the “Constellation Class A Exchange Ratio”) shares of New Polaris Class A Common Stock (the “Constellation Class A Merger Consideration”) and (ii) each share of Constellation Class B Common Stock issued and outstanding immediately prior to the Constellation-Polaris Merger Effective Time (other than shares of Constellation Class B Common Stock owned by New Sirius, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Constellation-Polaris Merger Effective Time and shares of Constellation Class B Common Stock owned by any wholly owned Constellation Subsidiaries not held on behalf of third parties (collectively, the “Constellation Class B Cancelled Shares” and, together with the Constellation Class A Cancelled Shares, the “Constellation Cancelled Shares”)) shall be converted into the right to receive 1.4663 (the “Constellation Class B Exchange Ratio”) shares of New Polaris Class B Common Stock (the “Constellation Class B Merger Consideration” and, together with the Constellation Class A Merger Consideration, the “Constellation Merger Consideration” and the Constellation Merger Consideration together with the Sirius Merger Consideration, the “Merger Consideration”).

(b) At the Constellation-Polaris Merger Effective Time, each Constellation Share shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the Constellation Merger Consideration, and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02. If, between the date of this Agreement and the Constellation-Polaris Merger Effective Time, the outstanding Polaris Shares (or, following the Redomestication Merger Effective Time, the New Polaris Shares) or Constellation Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or other distribution (excluding any Deemed Constellation Extraordinary Dividend, which shall have the effects set forth in Section 2.11(c) and, for avoidance of doubt, any dividend or distribution permitted under Section 5.01(d), including the Polaris Special Dividend) declared, paid or made in respect of the Polaris Shares, New Polaris Shares, Constellation Shares or Constellation Preferred Stock, an appropriate and proportionate adjustment shall be made to the Constellation Class A Exchange Ratio or Constellation Class B Exchange Ratio, as applicable, to give holders of Constellation Shares on an aggregate basis, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit any party to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided further that no such adjustment shall be made to the Constellation Class A Exchange Ratio or Constellation Class B Exchange Ratio as a result of the Redomestication Merger and the issuance of New Polaris Common Shares to the former holders of Polaris Shares, as a result of the New Holdco Merger and the issuance of New Sirius Shares to the former common stockholders of Sirius, or as a result of the Sirius-Polaris Merger and the issuance of New Polaris Common Shares to the former stockholders of Sirius.

(c) If Constellation declares or pays one or more Deemed Constellation Extraordinary Dividends, then the Constellation Class A Exchange Ratio and the Constellation Class B Exchange Ratio shall be reduced such that the Constellation Class A Exchange Ratio and the Constellation Class B Exchange Ratio, as applicable, shall be equal to the product of (i) the Constellation Class A Exchange Ratio or the Constellation Class B Exchange Ratio, as applicable, in each case without giving effect to such reduction, multiplied by (ii) a fraction, the numerator of which is a number equal to $17.78 minus the cumulative amount of Deemed Constellation

Extraordinary Dividends per share declared or paid by Constellation prior to the Constellation-Polaris Merger Effective Time, and the denominator of which is equal to $17.78. The parties agree to make appropriate and proportionate adjustments as necessary to the Constellation Class A Exchange Ratio and the Constellation Class B Exchange Ratio to the extent that any automatic adjustment to the Constellation Class A Exchange Ratio and the Constellation Class B Exchange Ratio pursuant to this Section 2.11 does not give the holders of Polaris Shares, New Polaris Shares, Constellation Shares, Sirius Shares or New Sirius Shares, as applicable, on an aggregate basis the same economic effect as contemplated by this Agreement prior to any Deemed Constellation Extraordinary Dividend.

(d) Notwithstanding anything in this Agreement to the contrary, at the Constellation-Polaris Merger Effective Time, all Constellation Cancelled Shares shall be cancelled and shall cease to exist, and neither the Constellation Merger Consideration nor any other consideration shall be delivered in exchange therefor.

2.12 Treatment of New Polaris Common Shares.

(a) At and after the Sirius-Polaris Merger Effective Time, (i) each New Polaris Common Share issued and outstanding as of immediately prior to the Sirius-Polaris Merger Effective Time (other than New Polaris Common Shares owned by New Sirius or any direct or indirect wholly owned New Sirius Subsidiary, and, in either case, not held on behalf of third parties), shall remain issued and outstanding and shall not be affected by the Sirius-Polaris Merger, and (ii) each New Polaris Common Share owned by New Sirius or any direct or indirect wholly owned New Sirius Subsidiary, and in either case, not held on behalf of third parties, shall be cancelled, and no consideration shall be delivered in exchange therefor.

(b) At and after the Constellation-Polaris Merger Effective Time, (i) each New Polaris Common Share issued and outstanding as of immediately prior to the Constellation-Polaris Merger Effective Time (other than New Polaris Common Shares owned by Constellation or any direct or indirect wholly owned Constellation Subsidiary, in either case, not held on behalf of third parties) shall remain issued and outstanding and shall not be affected by the Constellation-Polaris Merger, and (ii) each New Polaris Common Share owned by Constellation or any direct or indirect wholly owned Constellation Subsidiary and, in either case, not held on behalf of third parties, shall be cancelled and no consideration shall be delivered in exchange therefor.

2.13 Conversion of New Sirius Preferred Stock. At the Sirius-Polaris Merger Effective Time, by virtue of the Sirius-Polaris Merger and without any action on the part of any of the parties or the holder of any shares of New Sirius Series A Preferred Stock, New Sirius Series B Preferred Stock, New Sirius Series C Preferred Stock, New Sirius Series D Preferred Stock or New Sirius Series E Preferred Stock:

(a) Each share of New Sirius Series A Preferred Stock issued and outstanding immediately prior to the Sirius-Polaris Merger Effective Time (other than shares owned by Constellation, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Sirius-Polaris Merger Effective Time and shares owned by any wholly owned New Sirius Subsidiaries not held on behalf of third parties (collectively, the “New Sirius Series A Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series A Preferred Stock (the “New Sirius Series A Preferred Merger Consideration”). As of the Sirius-Polaris Merger Effective Time, each share of New Sirius Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the New Sirius Series A Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(b) Each share of New Sirius Series B Preferred Stock issued and outstanding immediately prior to the Sirius-Polaris Merger Effective Time (other than shares owned by Constellation, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Sirius-Polaris Merger Effective Time and shares owned by any wholly owned New Sirius Subsidiaries not held on behalf of third parties (collectively, the “New Sirius Series B Preferred Cancelled Shares”)) shall be converted into the right to receive one share of

New Polaris Series B Preferred Stock (the “New Sirius Series B Preferred Merger Consideration”). As of the Sirius-Polaris Merger Effective Time, each share of New Sirius Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the New Sirius Series B Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(c) Each share of New Sirius Series C Preferred Stock issued and outstanding immediately prior to the Sirius-Polaris Merger Effective Time (other than shares owned by Constellation, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Sirius-Polaris Merger Effective Time and shares owned by any wholly owned New Sirius Subsidiaries not held on behalf of third parties (collectively, the “New Sirius Series C Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series C Preferred Stock (the “New Sirius Series C Preferred Merger Consideration”). As of the Sirius-Polaris Merger Effective Time, each share of New Sirius Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the New Sirius Series C Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(d) Each share of New Sirius Series D Preferred Stock issued and outstanding immediately prior to the Sirius-Polaris Merger Effective Time (other than shares owned by Constellation, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Sirius-Polaris Merger Effective Time and shares owned by any wholly owned New Sirius Subsidiaries not held on behalf of third parties (collectively, the “New Sirius Series D Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series D Preferred Stock (the “New Sirius Series D Preferred Merger Consideration”). As of the Sirius-Polaris Merger Effective Time, each share of New Sirius Series D Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the New Sirius Series D Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(e) Each share of New Sirius Series E Preferred Stock issued and outstanding immediately prior to the Sirius-Polaris Merger Effective Time (other than shares owned by Constellation, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Sirius-Polaris Merger Effective Time and shares owned by any wholly owned New Sirius Subsidiaries not held on behalf of third parties (collectively, the “New Sirius Series E Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series E Preferred Stock (the “New Sirius Series E Preferred Merger Consideration”). As of the Sirius-Polaris Merger Effective Time, each share of New Sirius Series E Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the New Sirius Series E Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(f) Notwithstanding anything in this Agreement to the contrary, at the Sirius-Polaris Merger Effective Time, all New Sirius Series A Preferred Cancelled Shares, New Sirius Series B Preferred Cancelled Shares, New Sirius Series C Preferred Cancelled Shares, New Sirius Series D Preferred Cancelled Shares and New Sirius Series E Preferred Cancelled Shares shall be cancelled and shall cease to exist, and neither the New Sirius Series A Preferred Merger Consideration, New Sirius Series B Preferred Merger Consideration, New Sirius Series C Preferred Merger Consideration, New Sirius Series D Preferred Merger Consideration, New Sirius Series E Preferred Merger Consideration, as applicable, nor any other consideration shall be delivered in exchange therefor.

2.14 Conversion of Constellation Preferred Stock. At the Constellation-Polaris Merger Effective Time, by virtue of the Constellation-Polaris Merger and without any action on the part of any of the parties or the holder of any shares of Constellation Series A Preferred Stock, Constellation Series B Preferred Stock or Constellation Series C Preferred Stock:

(a) Each share of Constellation Series A Preferred Stock issued and outstanding immediately prior to the Constellation-Polaris Merger Effective Time (other than shares owned by New Sirius, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Constellation-Polaris Merger Effective Time and shares owned by any wholly owned Constellation Subsidiaries not held on behalf of third parties (collectively, the “Constellation Series A Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series F Preferred Stock (the “Constellation Series A Preferred Merger Consideration”). As of the Constellation-Polaris Merger Effective Time, each share of Constellation Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and shall thereafter represent only the right to receive (i) the Constellation Series A Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(b) Each share of Constellation Series B Preferred Stock issued and outstanding immediately prior to the Constellation-Polaris Merger Effective Time (other than shares owned by New Sirius, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Constellation-Polaris Merger Effective Time and shares owned by any wholly owned Constellation Subsidiaries not held on behalf of third parties (collectively, the “Constellation Series B Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series G Preferred Stock (the “Constellation Series B Preferred Merger Consideration”). As of the Constellation-Polaris Merger Effective Time, each share of Constellation Series B Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and shall thereafter represent only the right to receive (i) the Constellation Series B Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(c) Each share of Constellation Series C Preferred Stock issued and outstanding immediately prior to the Constellation-Polaris Merger Effective Time (other than shares owned by New Sirius, New Polaris or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Constellation-Polaris Merger Effective Time and shares owned by any wholly owned Constellation Subsidiaries not held on behalf of third parties (collectively, the “Constellation Series C Preferred Cancelled Shares”)) shall be converted into the right to receive one share of New Polaris Series H Preferred Stock (the “Constellation Series C Preferred Merger Consideration” and, together with the New Sirius Series A Preferred Merger Consideration, the New Sirius Series B Preferred Merger Consideration, the New Sirius Series C Preferred Merger Consideration, the New Sirius Series D Preferred Merger Consideration, the New Sirius Series E Preferred Merger Consideration, the Constellation Series A Preferred Merger Consideration and the Constellation Series B Preferred Merger Consideration, the “Preferred Merger Consideration”). As of the Constellation-Polaris Merger Effective Time, each share of Constellation Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and shall thereafter represent only the right to receive (i) the Constellation Series C Preferred Merger Consideration and (ii) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02.

(d) Notwithstanding anything in this Agreement to the contrary, at the Constellation-Polaris Merger Effective Time, all Constellation Series A Preferred Cancelled Shares, Constellation Series B Preferred Cancelled Shares and Constellation Series C Preferred Cancelled Shares shall be cancelled and shall cease to exist, and neither the Constellation Series A Preferred Merger Consideration, Constellation Series B Preferred Merger Consideration, Constellation Series C Preferred Merger Consideration, respectively, nor any other consideration shall be delivered in exchange therefor.

2.15 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

2.16 Treatment of Polaris and New Polaris Equity Awards, Plans and Polaris LTIP Units.

(a) Treatment of Polaris Equity Awards and Plans. At the Redomestication Effective Time, each Polaris Equity Award shall be assumed by the Redomestication Surviving Corporation and be converted to an award in the same form with respect to New Polaris Class A Common Stock or New Polaris Performance Common Stock, as applicable (a “New Polaris Equity Award”), which converted awards shall continue to have the same terms and conditions as applied to such Polaris Equity Award immediately prior to the Redomestication Merger, and the Polaris Stock Plans shall be assumed by the Redomestication Surviving Corporation.

(b) Impact of the Sirius-Polaris Merger on New Polaris Equity Awards. At the Sirius-Polaris Merger Effective Time, each New Polaris Equity Award that is outstanding immediately prior to the Sirius-Polaris Merger Effective Time shall be treated in connection with the consummation of the Sirius-Polaris Merger in accordance with the terms set forth in the applicable Polaris Stock Plan and/or award agreements, including any applicable accelerated vesting and forfeiture provisions. To the extent any such New Polaris Equity Award vests in connection with the consummation of the Sirius-Polaris Merger in accordance with its terms, the holder thereof shall be entitled to that number of shares of New Polaris Class A Common Stock or New Polaris Performance Common Stock, as applicable, represented by such vested New Polaris Equity Award immediately prior to the Sirius-Polaris Merger Effective Time (less a number of shares of New Polaris Class A Common Stock or New Polaris Performance Common Stock, as applicable, required to be withheld pursuant to applicable federal, state, local or foreign Tax Law); provided that, with respect to any New Polaris Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be settled at the Sirius-Polaris Merger Effective Time without triggering a Tax or penalty under Section 409A of the Code, such New Polaris Equity Award shall be settled at the earliest time permitted under the applicable award agreement and the Polaris Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code. For the avoidance of doubt, with respect to any New Polaris Equity Award that is subject to performance-based vesting conditions and is eligible to vest in connection with the consummation of the Sirius-Polaris Merger in accordance with its terms, any portion of such New Polaris Equity Award that does not vest after giving effect to any vesting that occurs in connection with the consummation of the Sirius-Polaris Merger in accordance with the applicable terms of such New Polaris Equity Award, shall immediately and automatically be forfeited for no consideration. Each New Polaris Equity Award that is outstanding immediately prior to the Sirius-Polaris Merger Effective Time that does not vest (and is not forfeited) in connection with the consummation of the Sirius-Polaris Merger by its terms (an “Unvested New Polaris Equity Award”) shall remain outstanding following the Sirius-Polaris Merger Effective Time and shall continue to have, and shall be subject to, the same terms and conditions as applied to such New Polaris Equity Award, as applicable, immediately prior to the Sirius-Polaris Merger Effective Time.

(c) Polaris LTIP Units. At the Sirius-Polaris Merger Effective Time, each Polaris LTIP Unit that is outstanding immediately prior to the Sirius-Polaris Merger Effective Time shall be treated in connection with the consummation of the Sirius-Polaris Merger in accordance with its terms and the Polaris LP partnership agreement, including any accelerated vesting and forfeiture provisions. To the extent that any such Polaris LTIP Unit vests in connection with the consummation of the Sirius-Polaris Merger, the holders of such vested Polaris LTIP Units shall be permitted to convert each such Polaris LTIP Unit into a share of New Polaris Class A Common Stock in accordance with its terms and the Polaris LP limited partnership agreement. Each Polaris LTIP Unit that is outstanding immediately prior to the Sirius-Polaris Merger Effective Time and is not converted by the holder thereof into a share of New Polaris Class A Common Stock shall remain outstanding following the Sirius-Polaris Merger Effective Time and shall continue to have, and shall be subject to, the same terms and conditions as applied to such Polaris LTIP Unit immediately prior to the Sirius-Polaris Merger Effective Time.

(d) Polaris Actions. At or prior to the Sirius-Polaris Merger Effective Time, New Polaris, the New Polaris Board and the compensation committee of the Polaris Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the New Polaris Equity Awards and Polaris LTIP Units pursuant to this Section 2.16, including all necessary action for any adjustment of the New Polaris Equity Awards under Section 2.16(a) above. For the avoidance of doubt, nothing in this Section 2.16 shall operate to amend, modify or otherwise affect any award (or portion of any award) granted under the Polaris Stock Plans that is to be settled in shares of common stock of an entity other than Polaris (including, without limitation, Sirius and NRE).

2.17 Treatment of Sirius Equity Awards and Stock Plans.

(a) Treatment of Sirius Equity Awards and Stock Plans in the New Holdco Merger. At the New Holdco Merger Effective Time each Sirius Equity Award shall be assumed by New Sirius and be converted to an award in the same form with respect to New Sirius Shares (a “New Sirius Equity Award”), which converted awards shall continue to have the same terms and conditions as applied to such Sirius Equity Award immediately prior to the New Holdco Effective Time, and the Sirius Stock Plans shall be assumed by the New Holdco Surviving Corporation.

(b) Impact of the Sirius-Polaris Merger on New Sirius Equity Awards. At the Sirius-Polaris Merger Effective Time, each New Sirius Equity Award that is outstanding immediately prior to the Sirius-Polaris Merger Effective Time shall be treated in connection with the consummation of the Sirius-Polaris Merger in accordance with the terms set forth in the applicable Sirius Stock Plan and/or award agreements, including any applicable accelerated vesting and forfeiture provisions. Subject to Section 2.17(c), to the extent any such New Sirius Equity Award vests in connection with the consummation of the Sirius-Polaris Merger in accordance with its terms, the holder thereof shall be entitled to and shall be deemed to have received immediately prior to the Sirius-Polaris Merger Effective Time that number of New Sirius Shares represented by such vested New Sirius Equity Award immediately prior to the Sirius-Polaris Merger Effective Time (less a number of New Sirius Shares required to be withheld pursuant to applicable federal, state, local or foreign Tax Law), which New Sirius Shares shall be treated as issued and outstanding New Sirius Shares in accordance with Section 2.10 above; provided that, with respect to any New Sirius Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be settled at the Sirius-Polaris Merger Effective Time without triggering a Tax or penalty under Section 409A of the Code, such New Sirius Equity Award shall be settled at the earliest time permitted under the applicable award agreement and the Sirius Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code. For the avoidance of doubt, with respect to any New Sirius Equity Award that is subject to performance-based vesting conditions and is eligible to vest in connection with the consummation of the Sirius-Polaris Merger in accordance with its terms, any portion of such New Sirius Equity Award that does not vest after giving effect to any vesting that occurs in connection with the consummation of the Sirius-Polaris Merger in accordance with the applicable terms of such New Sirius Equity Award, shall immediately and automatically be forfeited for no consideration. Each New Sirius Equity Award that is outstanding immediately prior to the Sirius-Polaris Merger Effective Time that does not vest (and is not forfeited) in connection with the consummation of the Sirius-Polaris Merger by its terms (an “Unvested New Sirius Equity Award”) shall be assumed by New Polaris and shall be converted into an award in the same form for that number of shares of New Polaris Class A Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of New Sirius Shares subject to such Unvested New Sirius Equity Award multiplied by (ii) the Sirius Exchange Ratio (each such converted Unvested New Sirius Equity Award, a “Converted Sirius Equity Award”).

(c) Available Shares. If the aggregate number of Sirius Shares to be issued upon conversion of Sirius LTIP Units and Sirius Common Units in accordance with Section 2.06(a) and of New Sirius Shares issuable in connection with Section 2.17(b) (collectively, the “Aggregate Sirius Awards”) would be greater than the number of Sirius Shares or New Sirius Shares available for issuance under the Sirius Stock Plans (the “Available New Sirius Shares”) and in the event the parties determine that the Aggregate Sirius Awards cannot be settled in shares of New Polaris Class A Common Stock in accordance with applicable Law (including NYSE Listing Standard 303A.08), then the number of Aggregate Sirius Awards that will be settled in Sirius Shares or New

Sirius Shares shall automatically be deemed reduced pro rata (but not below zero) by the least amount required so that number of Sirius Shares or New Sirius Shares issuable pursuant to Section 2.06(a) or Section 2.17(b) is no longer greater than the number of Available New Sirius Shares. Each Aggregate Sirius Award (or portion thereof) that is no longer settled in Sirius Shares or New Sirius Shares pursuant to this Section 2.17(c) (a “Cash-Settled New Sirius Equity Award”) shall instead entitle the holder thereof to receive (without interest), an amount in cash with respect to each Sirius Share or New Sirius Share represented by such Cash-Settled New Sirius Equity Award immediately prior to the Sirius LP Merger Effective Time or the Sirius-Polaris Merger Effective Time, as applicable, determined pursuant to the cash settlement formula applicable to such Cash-Settled New Sirius Equity Award in accordance with the terms set forth in the applicable Sirius Stock Plan and/or award agreement. Any payment to which a holder of a Cash-Settled New Sirius Equity Award is entitled to pursuant to this Section 2.17(c) shall be made through the Sirius-Polaris Merger Surviving Corporation’s payroll as soon as reasonably practicable after the Sirius-Polaris Merger Effective Time in accordance with Section 2.06(a) or Section 2.17(b) and the applicable Sirius Stock Plan and/or award agreement. No adjustment to the Sirius-Polaris Exchange Ratio shall be made as a result of any Aggregate Sirius Award becoming a Cash-Settled New Sirius Equity Award.

(d) Sirius Actions. Prior to the Sirius-Polaris Merger Effective Time, Sirius, New Sirius, the Sirius Board, the New Sirius Board and the compensation committee of the New Sirius Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the New Sirius Equity Awards and Sirius LTIP Units pursuant to this Section 2.17, including all necessary action for the adjustment of the Unvested New Sirius Equity Award under Section 2.17(a) above. For the avoidance of doubt, nothing in this Section 2.17 shall operate to amend, modify or otherwise affect any award (or portion of any award) granted under the Sirius Stock Plans that is to be settled in shares of common stock of an entity other than Sirius (including, without limitation, Polaris and NRE).

2.18 Treatment of Constellation Equity and Constellation LTIP Units.

(a) Impact of the Constellation-Polaris Merger on Constellation Equity Awards. At the Constellation-Polaris Merger Effective Time, each Constellation Equity Award that is outstanding immediately prior to the Constellation-Polaris Merger Effective Time shall be treated in connection with the consummation of the Constellation-Polaris Merger in accordance with the terms set forth in the applicable Constellation Stock Plan and/or award agreements, including any accelerated vesting and forfeiture provisions. To the extent any such Constellation Equity Award vests in connection with the consummation of the Constellation-Polaris Merger, the holder thereof shall be entitled to that number of Constellation Shares represented by such vested Constellation Equity Award (less a number of Constellation Shares required to be withheld pursuant to applicable federal, state, local or foreign Tax Law), which Constellation Shares shall be treated as issued and outstanding Constellation Shares in accordance with Section 2.11 above. Each Constellation Equity Award that is outstanding immediately prior to the Constellation-Polaris Merger Effective Time that does not vest (and is not forfeited) in connection with the consummation of the Constellation-Polaris Merger by its terms (an “Unvested Constellation Equity Award”) shall be assumed by New Polaris and shall be converted into an award in the same form for that number of shares of New Polaris Class A Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Constellation Class A Common Stock subject to such Unvested Constellation Equity Award multiplied by (ii) the Constellation Class A Exchange Ratio (each such converted Unvested Constellation Equity Award, a “Converted Constellation Equity Award”).

(b) Constellation LTIP Units. At the Constellation-Polaris Merger Effective Time, each Constellation LTIP Unit that is outstanding immediately prior to the Constellation-Polaris Merger Effective Time shall be treated in connection with the consummation of the Constellation-Polaris Merger in accordance with its terms and the Constellation LLC limited liability company agreement, including any accelerated vesting provisions. To the extent that any such Constellation LTIP Unit vests in connection with the consummation of the Constellation-Polaris Merger, on the Constellation-Polaris Effective Time the holders of Constellation LTIP Units shall be permitted to convert each such Constellation LTIP Unit into a Constellation Share.

(c) Constellation Actions. Prior to the Constellation-Polaris Merger Effective Time, Constellation, the Constellation Board and the compensation committee of the Constellation Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Constellation Equity Awards pursuant to this Section 2.18, including all necessary action for the adjustment of the Unvested Constellation Equity Awards under Section 2.18(a) above.

2.19 Constellation, Sirius, Polaris Stock Plans.

(a) From and after Redomestication Effective Time, (i) all references to Polaris in the Polaris Stock Plans and in any award agreements or other documents evidencing Polaris Equity Awards, shall be deemed to refer to New Polaris, and (ii) New Polaris shall take all actions with respect to the Polaris Stock Plans, that are necessary to implement the provisions of Sections 2.16 above, including all corporate action necessary to reserve for issuance a sufficient number of shares of New Polaris Class A Common Stock or New Polaris Performance Common Stock, as applicable, for future issuance under the Unvested New Polaris Equity Awards and to assume the Polaris Stock Plans.

(b) From and after the Sirius-Polaris Merger Effective Time, (i) all references to Sirius in the Sirius Stock Plans and in any award agreements or other documents evidencing Sirius Equity Awards, shall be deemed to refer to New Polaris, and (ii) New Polaris shall take all actions with respect to the Sirius Stock Plans and the Converted Sirius Equity Awards, that are necessary to implement the provisions of Sections 2.17 above, including all corporate action necessary to reserve for issuance a sufficient number of shares of New Polaris Class A Common Stock for future issuance under the Converted Sirius Equity Awards and to assume the Sirius Stock Plans. If determined to be appropriate by New Polaris, a number of shares of New Polaris Class A Common Stock shall be reserved and made available with respect to the issuance of future awards under the Sirius Stock Plans from and after the Sirius-Polaris Merger Effective Time equal to the number of Sirius Shares that were available for grant and delivery under the Sirius Stock Plans immediately prior to the Sirius-Polaris Merger Effective Time, as adjusted to give effect to the Sirius Exchange Ratio, to the extent permitted in accordance with NYSE Listing Standard 303A.08.

(c) From and after the Constellation-Polaris Merger Effective Time, (i) all references to Constellation in the Constellation Stock Plans and in any award agreements or other documents evidencing Constellation Equity Awards shall be deemed to refer to New Polaris, and (ii) New Polaris shall take all actions with respect to the Constellation Stock Plans and the Converted Constellation Equity Awards, that are necessary to implement the provisions of Section 2.18 above, including all corporate action necessary to reserve for issuance a sufficient number of shares of New Polaris Class A Common Stock for future issuance under the Converted Constellation Equity Awards and to assume the Constellation Stock Plans. If determined to be appropriate by New Polaris, a number of shares of New Polaris Class A Common Stock shall be reserved and made available with respect to the issuance of future awards under the Constellation Stock Plans from and after the Constellation-Polaris Merger Effective Time equal to the number of Constellation Shares that were available for grant and delivery under the Constellation Stock Plans immediately prior to the Constellation-Polaris Merger Effective Time, as adjusted to give effect to the Constellation Class A Exchange Ratio, to the extent permitted in accordance with NYSE Listing Standard 303A.08.

(d) Not later than the Closing Date, New Polaris shall file an effective registration statement or registration statements on Form S-8 (or other applicable form) with respect to the New Polaris Class A Common Stock subject to the Converted Sirius Equity Awards and the Converted Constellation Equity Awards and, if applicable, reserved for the issuance of future awards under the Sirius Stock Plans and the Constellation Stock Plans following the Applicable Effective Time, and shall distribute a prospectus relating to such registration statement(s). New Polaris shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Sirius Equity Awards and Converted Constellation Equity Awards remain outstanding or shares otherwise are available for grant and delivery under the Sirius Stock Plans and

Constellation Stock Plans, as applicable. As soon as practicable following the Applicable Effective Time, Sirius or Constellation, as applicable, shall file a post-effective amendment to any Form S-8 registration statement previously filed by such entity with respect to the Sirius Stock Plans or the Constellation Stock Plans deregistering all Sirius Shares or Constellation Shares, as applicable, thereunder.

(e) Not later than the Closing Date, New Polaris shall deliver to the holders of the Unvested New Polaris Equity Awards, the Converted Sirius Equity Awards and Converted Constellation Equity Awards any required notices setting forth his or her rights pursuant to the applicable Polaris Stock Plan, Sirius Stock Plan, Constellation Stock Plan and award agreements and stating that his or her Unvested New Polaris Equity Awards, the Converted Sirius Equity Awards and Converted Constellation Equity Awards have been assumed by New Polaris and shall continue in effect on the same terms and conditions subject, in each case, to any adjustments required by Section 2.16, Section 2.17, Section 2.18 or Section 2.19 above after giving effect to the Mergers and the terms of the applicable Polaris Stock Plan, Sirius Stock Plan and Constellation Stock Plan.

2.20 Constituent Documents.

(a) Prior to the Redomestication Merger Effective Time, Polaris and New Polaris shall take all action necessary to amend New Polaris’ Organizational Documents so that the charter of New Polaris in the form of Exhibit A (the “New Polaris Charter”) and the by-laws of New Polaris in the form of Exhibit B (the “New Polaris Bylaws”), as so amended, shall be the Organizational Documents of the Redomestication Surviving Corporation as of the Redomestication Effective Time.

(b) The Organizational Documents of Sirius LP shall be the Organizational Documents of the Sirius LP Merger Surviving Entity as of the Sirius LP Merger Effective Time.

(c) The Organizational Documents of Sirius shall be the Organizational Documents of the Sirius LP Upstream Merger Surviving Corporation as of the Sirius LP Upstream Merger Effective Time.

(d) The Organizational Documents of Sirius shall be the Organizational Documents of the New Holdco Surviving Corporation as of the New Holdco Merger Effective Time. In addition, prior to the New Holdco Merger Effective Time, New Sirius shall take all action necessary to amend its Organizational Documents so that its charter is substantially in the form of the New Sirius Charter and its bylaws are the same as the bylaws of Sirius, except that references to Sirius shall be changed to New Sirius.

(e) The Organizational Documents of New Polaris (as in effect immediately following the Redomestication Effective Time) will be the Organizational Documents of the Sirius-Polaris Merger Surviving Corporation as of the Sirius-Polaris Merger Effective Time.

(f) The Organizational Documents of New Polaris (as in effect immediately following the Redomestication Effective Time) will be the Organizational Documents of the Constellation-Polaris Merger Surviving Corporation as of the Constellation-Polaris Merger Effective Time; provided that the name of the Constellation-Polaris Merger Surviving Corporation shall be “Colony NorthStar, Inc.” (collectively, the “New Polaris Constituent Documents”).

2.21 Board of Directors.

(a) The board of directors of the Redomestication Surviving Corporation shall consist of the board of directors of Polaris immediately prior to the Redomestication Merger.

(b) The board of directors of the Sirius LP Upstream Merger Surviving Corporation shall consist of the board of directors of Sirius immediately prior to the Sirius LP Upstream Merger.

(c) The board of directors of the New Holdco Surviving Corporation shall consist of the board of directors of Sirius immediately prior to the New Holdco Merger.

(d) The board of directors of the Sirius-Polaris Merger Surviving Corporation shall consist of the board of directors of New Polaris immediately prior to the Sirius-Polaris Merger.

(e) Prior to the Closing, the parties shall take all actions necessary so that, as of the Constellation-Polaris Effective Time, the board of directors of the Constellation-Polaris Merger Surviving Corporation shall consist of thirteen (13) members, six (6) of whom shall be persons designated by Constellation prior to the Closing, six (6) of whom shall be persons designated by Polaris and Sirius prior to the Closing and one (1) of whom shall be a person jointly designated by the boards of directors, or a committee thereof, of Constellation, Polaris and Sirius prior to the Closing.

2.22 Tax Consequences. It is intended that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), that (i) each of (x) the Redomestication Merger and (y) the New Holdco Merger together with the LLC Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, (ii) each of the Public Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code, (iii) this Agreement be, and is hereby adopted as, a plan of reorganization within the meaning of Sections 354, 361, and 368 of the Code, and (iv) the Sirius LP Merger will be treated as a transaction described in Revenue Ruling 99-6, 1999-1 C.B. 432 (situation 1).

2.23 Reservation of Right to Revise Structure. The parties may by mutual agreement at any time change the method of effecting the business combination including the Integration Transactions contemplated by this Agreement if and to the extent that all of the parties deem such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the consideration to be issued hereunder, (b) impede or delay the consummation of the Transactions, (c) adversely affect the federal income tax treatment of any of Polaris, Sirius, Constellation, or the recipients of consideration hereunder in connection with the Mergers or (d) adversely affect the Debt Financing or the Debt Financing Sources.

2.24 Post-Closing Integration Transactions. Following the Constellation-Polaris Merger Effective Time the parties shall, and shall cause their respective Affiliates to, (i) effect the transactions substantially in the form set forth on Exhibit C hereto (unless otherwise agreed by the parties) in connection with the restructuring and integration of the parties and their Subsidiaries, provided that, unless otherwise agreed by the parties, the result of such transactions shall be that (i) the assets of Sirius, Polaris, Constellation LLC and their Subsidiaries prior to the Closing shall be held by Constellation LLC and its Subsidiaries after giving effect to all of such transactions, and (ii) all units in Constellation LLC held by persons other than Constellation and its Subsidiaries prior to such transactions shall remain outstanding after giving effect to such transactions (such transactions, the “Integration Transactions”) and (ii) notwithstanding anything to the contrary herein, refrain from taking any actions that would reasonably be expected to cause any Integration Transaction to fail to achieve any material element of its intended operational, financial and other purpose. The parties shall use their respective reasonable best efforts to promptly finalize the planning and documentation for the Integration Transactions.

2.25 Debt Payoff Amount. Prior to the Closing, each party shall obtain Payoff Letters with respect to the Payoff Indebtedness for which a consent to the Transactions has not been obtained. At the Closing, the parties will pay, or cause to be paid, all (or the applicable portion) of the Debt Payoff Amount with respect to any Payoff Indebtedness for which a consent to the Transactions has not been obtained.

ARTICLE III

EXCHANGE OF SHARES

3.01 New Polaris to Make Merger Consideration Available. Promptly after the Constellation-Polaris Merger Effective Time, New Polaris shall deposit, or shall cause to be deposited, with a bank or trust company designated by New Polaris and reasonably acceptable to the Other Parties (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article III, (a) New Certificates to be issued pursuant to Sections 2.05, 2.10, 2.11, 2.13, 2.14, 2.16, and 2.18 and exchanged pursuant to Section 3.03(a) for Old Certificates, and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or other distributions with respect thereto (the “Exchange Fund”)). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by New Polaris, provided that no such investment or losses thereon shall affect the amount of Merger Consideration or the Preferred Merger Consideration, as applicable, payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to New Polaris.

3.02 Payment of Dividends. Prior to the Redomestication Merger Effective Time, Polaris may, and each of Sirius and Constellation shall, deposit, or shall cause to be deposited, with the Exchange Agent, for further payment to holders prior to such time of Polaris Shares, Sirius Shares or Constellation Shares, as applicable, an amount in cash equal to any dividend or distribution theretofore declared in respect of the Polaris Shares, the Sirius Shares or the Constellation Shares in accordance with Section 5.01(d), including any REIT Minimum Distribution Dividend, that shall not then have been paid to holders of Polaris Shares, Sirius Shares or Constellation Shares, as applicable.

3.03 Exchange of Shares.

(a) As promptly as practicable after the Constellation-Polaris Merger Effective Time, New Polaris shall cause the Exchange Agent to mail or otherwise provide to each holder of record of one or more Old Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the applicable New Certificates, and, solely in the case of Sirius Shares or Constellation Shares, any cash in lieu of fractional shares which the Polaris Shares, Sirius Shares or Constellation Shares, as applicable, represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or other distributions to be paid pursuant to Section 3.03(b). From and after the Constellation-Polaris Merger Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed (or upon proper delivery of an “agent’s message” with respect to book-entry shares) the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole New Polaris Common Shares or the applicable series of New Polaris Preferred Stock, as applicable, to which such holder shall be entitled pursuant to the provisions of Article II, (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article III and (iii) any dividends or other distributions which the holder thereof has the right to receive pursuant to this Section 3.03, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash portion of the Merger Consideration or the Preferred Merger Consideration, as applicable, or any cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by this Section 3.03, each Old Certificate shall be deemed at any time after the Applicable Effective Time to represent only the right to receive, upon surrender, the Merger Consideration or the Preferred Merger Consideration, as applicable, and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 3.03.

(b) No dividends or other distributions authorized and declared with respect to New Polaris Common Shares or the applicable series of New Polaris Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article III. After the surrender of an Old Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which following the Applicable Effective Time had become payable with respect to (i) the whole New Polaris Common Shares which the Polaris Shares, Sirius Shares or Constellation Shares, as applicable, represented by such Old Certificate have been converted into the right to receive or (ii) the shares of the applicable series of New Polaris Preferred Stock which the shares of the applicable series of Sirius Preferred Stock or Constellation Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive. The surrender of an Old Certificate shall not impact a holder’s right, to the extent applicable, to receive any declared but unpaid dividends on the Polaris Shares, Sirius Shares or Constellation Shares, as applicable, represented by such Old Certificate.

(c) If any New Certificate representing New Polaris Common Shares or shares of the applicable series of New Polaris Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing New Polaris Common Shares or shares of the applicable series of New Polaris Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Applicable Effective Time, there shall be no transfers on the stock transfer books of Polaris, Sirius, Constellation or New Sirius of the Polaris Shares, Sirius Shares, Constellation Shares, New Sirius Shares, shares of Sirius Preferred Stock and shares of Constellation Preferred Stock, as applicable, that were issued and outstanding immediately prior to the Applicable Effective Time. If, after the Applicable Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Redomestication Merger Consideration, the Merger Consideration or the Preferred Merger Consideration, as applicable, cash in lieu of fractional New Polaris Common Shares (if applicable) and dividends or other distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article III.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional New Polaris Common Shares shall be issued upon the surrender for exchange of Old Certificates, no dividend or other distribution with respect to New Polaris Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of New Polaris. In lieu of the issuance of any such fractional share, New Polaris shall pay to each former stockholder of Sirius or Constellation, as applicable, who otherwise would be entitled to receive such fractional New Polaris Common Share at the Applicable Effective Time an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume weighted average price of Polaris Common Stock on the New York Stock Exchange (the “NYSE”) for the five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction (rounded to the nearest thousandth when expressed in decimal form) of a New Polaris Common Share which such holder would otherwise be entitled to receive pursuant to Section 2.05, Section 2.10 or Section 2.11, as applicable.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Sirius or Constellation one (1) year after the Applicable Effective Time shall be paid to New Polaris. Any former stockholders of Polaris, Sirius or Constellation who have not theretofore exchanged their Old Certificates pursuant to this Article III shall thereafter look only to New Polaris for payment of the Redomestication Merger Consideration, the Merger Consideration or the Preferred Merger Consideration, as applicable, cash in lieu of any fractional New Polaris Common Shares (if applicable) and any unpaid dividends and other distributions on the New Polaris Common Shares deliverable such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Polaris, Sirius, Constellation, New Polaris, New Sirius, Sirius LP, Sirius Sub. New Sirius Sub, the Exchange Agent or any other person shall be liable to any former stockholder of Polaris, Sirius or Constellation, as applicable, for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) Each of the parties and each of their Subsidiaries shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any dividends or other distributions payable pursuant to this Section 3.03 or any consideration or amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by New Polaris, the posting by such person of a bond in such amount as New Polaris may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Redomestication Merger Consideration, the Merger Consideration or the Preferred Merger Consideration, as applicable, and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties of Polaris. Except as Previously Disclosed:

(a) Organization, Standing and Authority. Each of Polaris and New Polaris (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and (ii) is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires Polaris or New Polaris, as applicable, to be so qualified, except where the failure to be so qualified or in good standing has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris or New Polaris, as applicable. New Polaris was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

(b) Capitalization. The authorized stock of Polaris consists of 1,000,000,000 shares of Polaris Common Stock, 500,000,000 shares of Polaris Performance Common Stock and 100,000,000 shares of Polaris Preferred Stock. As of the date of this Agreement, (i) 189,056,349 shares of Polaris Common Stock were issued and outstanding (including 5,713,588 shares that are subject to Polaris Time-Based Restricted Stock Awards), (ii) 5,210,113 shares of Polaris Performance Common Stock were issued and outstanding, (iii) no shares of Polaris Preferred Stock were issued and outstanding, (iv) 17,284,020 shares of Polaris Common Stock were reserved for issuance in connection with future grants or awards under the Polaris Stock Plans, (v) 1,935,190 shares of Polaris Common Stock were reserved for issuance in connection with outstanding Polaris Equity Awards (other than Polaris Time-Based Restricted Stock Awards) and (vi) 1,792,044 shares of Polaris Common Stock were reserved for issuance in connection with outstanding Polaris LTIP Units. Polaris has provided to the Other Parties a true and complete list of all outstanding Polaris Equity Awards and Polaris LTIP Units, as of the date of this Agreement, including the name of the recipient and the applicable vesting schedule. The outstanding

Polaris Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except for Polaris Shares issuable pursuant to the Polaris Stock Plans, Polaris Equity Awards and Polaris LTIP Units, as of the date of this Agreement, there are no Polaris Shares reserved for issuance, Polaris does not have any Rights outstanding with respect to Polaris Shares, and Polaris does not have any commitment to authorize, issue or sell any Polaris Shares or Rights. As of the date of this Agreement, other than the withholding of Polaris Shares to satisfy Tax obligations in respect of Polaris Equity Awards outstanding as of the date of this Agreement in accordance with their terms, Polaris has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC (other than in connection with the Transactions or as required by the Polaris Flaherty Letter Agreement), any Polaris Shares. As of the date hereof, the authorized capital stock of New Polaris consists of 1,000 shares of common stock, par value $0.01 per share and 500 shares of performance common stock, par value $0.01 per share, and 100 shares of such common stock and 100 shares of such performance common stock are issued and outstanding, and Polaris owns all such shares. All New Polaris Common Shares and shares of New Polaris Preferred Stock to be issued in connection with the Mergers, when so issued in accordance with the terms of this Agreement, will be duly authorized and validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights.

(c) Significant Subsidiaries. Section 4.01(c) of the Polaris Disclosure Letter sets forth as of December 31, 2015 each of Polaris’ Significant Subsidiaries and the ownership interest of Polaris in each such Subsidiary. Each of Polaris’ Significant Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each of Polaris’ Significant Subsidiaries is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris. As of the date of this Agreement, Polaris, owns, directly or indirectly, its outstanding equity securities of each of its Significant Subsidiaries set forth in Section 4.01(c) of the Polaris Disclosure Letter free and clear of any Liens other than Permitted Liens, and there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities. The outstanding equity securities of each of Polaris’ Significant Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(d) Power. Polaris and each Polaris Subsidiary has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets, and to execute, deliver and perform its obligations under this Agreement, and Polaris and each Polaris Subsidiary has the corporate (or comparable) power and authority to consummate the Transactions to which Polaris and such Polaris Subsidiaries are a party, except, in each case, where the failure to have such power or authority has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(e) Authority.

(1) Each of Polaris and New Polaris has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver this Agreement. Subject only to receipt at the Polaris Stockholders Meeting of the affirmative vote of holders of a majority of the outstanding shares of Polaris Common Stock to adopt this Agreement and approve the Redomestication Merger (together with any other approvals of the holders of Polaris Shares as may be required under applicable Law to consummate any other Transaction, the “Polaris Requisite Votes”), this Agreement and the Transactions have been authorized by all corporate action necessary on the part of each of Polaris and New Polaris. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of Polaris and New Polaris, enforceable against each of Polaris and New Polaris in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Polaris Board, upon the unanimous recommendation of the Polaris Board Special Committee, at a duly called and held meeting has (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the adoption of this Agreement and, the Transactions including the Redomestication Merger, the New Polaris Charter, the Redomestication Stock Issuance, the Polaris Sirius Stock Issuance and the Polaris Constellation Stock Issuance, (ii) directed that this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance and the Polaris Constellation Stock Issuance and the other Transactions be submitted (as they may be combined or separately required to be proposed or presented) for consideration and adoption and approval at the Polaris Stockholders Meeting and (iii) subject to Section 6.01, resolved to recommend that the common stockholders of Polaris vote in favor of the adoption and approval of this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance and the Polaris Constellation Stock Issuance and the other Transactions, to the extent applicable to Polaris (as they may be combined or separately required to be proposed or presented) and to include such recommendations in the Proxy Statement.

(f) Approvals; No Defaults.

(1) Except as set forth in Section 4.01(f) of the Polaris Disclosure Letter (collectively, the “Polaris Regulatory and Third Party Approvals”), no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Polaris or any Polaris Subsidiary in connection with the execution, delivery or performance by Polaris of this Agreement or the consummation by Polaris or any Polaris Subsidiary of the Transactions to which any of them is a party, except for those that the failure to make or obtain have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris. As of the date hereof, to the Knowledge of Polaris, Polaris is not aware of any reason why the necessary Polaris Regulatory and Third Party Approvals will not be received in order to permit consummation of the Transactions on a timely basis.

(2) Subject to receipt, filing or registration, as applicable, of the Polaris Regulatory and Third Party Approvals, and the expiration of related waiting periods, and required filings under the Exchange Act, the Securities Act and state securities and “blue sky” Laws, the execution, delivery and performance of this Agreement by Polaris and New Polaris and the consummation by Polaris and the Polaris Subsidiaries of the Transactions to which any of them is a party, do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of Polaris or of any Significant Subsidiary of Polaris or to which Polaris or any Significant Subsidiary of Polaris or any of their material, directly owned properties is subject or bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of Polaris or any Polaris Subsidiary), (B) constitute a breach or violation of, or a default under, the Organizational Documents of Polaris or any Significant Subsidiary of Polaris or (C) require Polaris or any Significant Subsidiary of Polaris to obtain any consent or approval under any such Law, Contract or other instrument or agreement, except, in the case of clause (A) or (C), for any such breach, violation, default, consent or approval that has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(g) Polaris SEC Documents and Polaris Financial Statements.

(1) Polaris’ Annual Reports on Form 10-K for the fiscal years ended December 31, 2014 and 2015, and all other reports, registration statements, definitive proxy statements or information statements filed by Polaris or any of the Polaris Subsidiaries subsequent to July 1, 2014 under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (such documents, collectively, the “Polaris SEC Documents”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) as applicable, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any such Polaris SEC Document (including the related notes and schedules, the “Polaris Financial Statements”) (1) complied or will comply, as the case may be, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Polaris and the Polaris Subsidiaries in all material respects; (3) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) in all material respects and (4) fairly presented in all material respects the consolidated financial position of Polaris and the Polaris Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Polaris SEC Documents (including any related notes and schedules thereto) fairly presented in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Polaris and the Polaris Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved (except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements). To the Knowledge of Polaris, as of the date hereof, none of the Polaris SEC Documents is the subject of ongoing SEC review or outstanding SEC comments and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Polaris.

(2) Polaris has made available to each of the Other Parties complete and correct copies of all material written correspondence between the SEC, on one hand, and Polaris, on the other hand, since July 1, 2014, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC.

(3) Since July 1, 2014, Polaris has designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Polaris and its consolidated Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Polaris Board; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Polaris’ management has completed an assessment of the effectiveness of Polaris’ system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and, except as set forth in the Polaris SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Polaris’ independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Polaris maintained effective internal control over financial reporting as of December 31, 2015. Since July 1, 2014, Polaris (1) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Polaris in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Polaris’ management as appropriate to allow timely decisions regarding required disclosure and (2) has not resulted in (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Polaris’ ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, involving management or other employees who have a significant role in Polaris’ internal control over financial reporting.

(4) Neither Polaris nor any of the Polaris Subsidiaries has entered into or is subject to (A) any “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (B) any commitment to become party to any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among Polaris or any Polaris Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in each case where the results, purpose or effect of such commitment or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Polaris or any Polaris Subsidiary in Polaris’ or such Subsidiaries’ published financial statements or other Polaris SEC Documents.

(h) Absence of Certain Changes. Since December 31, 2015 through the date of this Agreement, Polaris and the Polaris Subsidiaries have not incurred any liability other than in the ordinary course of business, except for any liabilities that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris. Since December 31, 2015 through the date of this Agreement, (A) Polaris and the Polaris Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (excluding the incurrence of expenses related to this Agreement and the Transactions) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.01 or otherwise) has resulted in or would reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(i) No Undisclosed Liabilities. Except (i) as reflected or adequately reserved against on the consolidated balance sheets of Polaris as of March 31, 2016, (ii) for liabilities and obligations incurred since March 31, 2016 in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations contemplated by this Agreement or in connection with the Transactions, neither Polaris nor any Polaris Subsidiary has any liabilities or obligations, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the notes to, the consolidated financial statements of Polaris and the Polaris Subsidiaries, other than as have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(j) Litigation. There is no suit, action, investigation or proceeding pending or, to Polaris’ Knowledge, threatened against Polaris or any Polaris Subsidiary or with respect to any Polaris Plan, nor is there any Order or arbitration outstanding against Polaris or any Polaris Subsidiary or with respect to any Polaris Plan, in each case, except for those that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(k) Compliance with Laws. Polaris and each Polaris Subsidiary:

(1) conducts, and since July 1, 2014 has conducted, its business in compliance in all material respects with all applicable Laws;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective properties, if any, and to conduct their businesses as presently conducted, except those the absence of which have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Polaris’ Knowledge, no suspension or cancellation of any of them is threatened, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris; and

(3) has not received, since July 1, 2014, any written notification from any Governmental Authority (A) asserting that Polaris or any Polaris Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization, in each case of clauses (A) and (B), except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(l) Material Contracts; Defaults.

(1) Section 4.01(l) of the Polaris Disclosure Letter sets forth a list of agreements, contracts, arrangements, commitments or understandings (each, a “Contract”), including all amendments, supplements, exhibits and side letters to any such Contract, to which Polaris or any Polaris Subsidiary is a party or by which any of its properties or assets are bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of Polaris or any Polaris Subsidiary), which, as of the date of this Agreement (provided that Polaris shall not be required to list those Contracts that have been filed by Polaris with the SEC or incorporated by reference into the Polaris SEC Documents):

(i) is or will be required to be filed as an exhibit to Polaris’ Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Polaris or any Polaris Subsidiary, or which restricts the conduct of any line of business of Polaris or any Polaris Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of Polaris or the Polaris Subsidiaries, taken as a whole;

(iii) establishes a material partnership, joint venture or similar arrangement;

(iv) relates to the borrowing of money from, or extension of credit to, a third party, in each case having a principal amount of Indebtedness in excess of $100 million other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice (further Section 4.01(l) of the Polaris Disclosure Letter shall specifically note if the consummation of the Transactions, absent a consent from the counterparty to such Contract, results in a right of termination, cancellation, acceleration or amendment of, triggers any payments or results in any violation of or constitutes a breach or default of such Contract);

(v) requires Polaris or any Polaris Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $75 million, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi) is a management or advisory agreement with any NTR or is a RIC Fund Contract under which Polaris acts as an adviser;

(vii) is material to Polaris and is with a Governmental Authority; or

(viii) is material to Polaris and the Polaris Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring Polaris or any Polaris Subsidiary to offer a person any terms or conditions that are at least as favorable as those offered to any other person.

(2) Each Contract of the type described above in Section 4.01(l), whether or not set forth in Section 4.01(l) of the Polaris Disclosure Letter, is referred to herein as a “Polaris Material Contract.”

Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris, each Polaris Material Contract is legal, valid, binding and enforceable in accordance with its terms on Polaris and each Polaris Subsidiary that is a party thereto and, to the Knowledge of Polaris, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(3) Neither Polaris nor any Polaris Subsidiary is in default under any Polaris Material Contract to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(4) Polaris has delivered or made available to each of the Other Parties or provided to the Other Parties for review, prior to the execution of this Agreement, true and complete copies of all of the Polaris Material Contracts.

(m) Employee Benefit Plans.

(1) Section 4.01(m)(1) of the Polaris Disclosure Letter sets forth an accurate and complete list of each material Polaris Plan. For purposes of this Agreement, “Polaris Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained, or required to be contributed to, or with respect to which any potential liability is borne, by Polaris or any Polaris Subsidiary.

(2) With respect to each material Polaris Plan, Polaris has made available to each of the Other Parties, to the extent applicable, accurate and complete copies of (v) the plan documents, including any amendments thereto, or a written description of such Polaris Plan if such plan is not set forth in a written document, (w) the most recent summary plan description together with any summaries of all material modifications thereto, (x) the most recent IRS determination or opinion letter, (y) the most recently prepared actuarial report and (z) related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any such plan. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris, each Polaris Plan has been administered and operated in compliance with its terms and all applicable Laws, including ERISA and the Code.

(3) With respect to each Polaris Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA (an “ERISA Plan”) and that is intended to be qualified under Section 401(a) of the Code, such Polaris Plan has been determined by the IRS to be qualified under Section 401(a) of the Code, and to Polaris’ Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Polaris Plan. With respect to any ERISA Plan, neither Polaris nor any of the Polaris Subsidiaries has engaged in a transaction in connection with which Polaris or any Polaris Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(4) Neither Polaris nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither Polaris nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years. Neither Polaris nor any Polaris Subsidiary has any liability for life or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4890B of the Code or Part 6 of Title I of ERISA and at no expense to Polaris or any Polaris Subsidiary.

(5) Except as set forth in Section 4.01(m)(5) of the Polaris Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of any of the Transactions (either alone or in connection with any other event, condition or circumstance) would (i) result in any compensatory payment (including any severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer, employee or consultant of Polaris or any Polaris Subsidiary, (ii) materially increase any benefits or compensation otherwise payable by Polaris or any Polaris Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any awards or benefits or give rise to any additional service credits under any Polaris Plan, or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(6) Neither Polaris nor any Polaris Subsidiary is a party to, or maintains any plan, program, practice, agreement, arrangement or policy that provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(7) With respect to any Polaris Plans that are maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Polaris Plan”) (x) if intended to qualify for special tax treatment, any such Non-U.S. Polaris Plan meets the requirements for such treatment in all material respects, (y) the financial statements of Polaris and the Polaris Subsidiaries accurately reflect the Non-U.S. Polaris Plan liabilities and accruals for contributions required to be paid to any Non-U.S. Polaris Plan, in accordance with GAAP (or other accounting principles required under applicable Law) consistently applied, and (z) there have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under any Law or regulation in connection with a Non-U.S. Polaris Plan that has resulted or would be reasonably likely to result in a Material Adverse Effect with respect to Polaris or any Polaris Subsidiary.

(n) Labor Matters. Neither Polaris nor any of the Polaris Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization. As of the date hereof, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or arbitration or grievance pending or, to Polaris’ Knowledge, threatened. Each of Polaris and the Polaris Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health.

(o) Taxes.

(1) Polaris and each Polaris Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extension of time within which to file such Tax Returns, and all such Tax Returns are complete and correct, subject in each case to such exceptions as have not resulted in a Material Adverse Effect with respect to Polaris. Polaris and each Polaris Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. Neither Polaris nor any Polaris Subsidiary has received a written claim, or to the Knowledge of Polaris, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to material Tax in that jurisdiction. Polaris and each Polaris Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to each of them through the date of the most recent Polaris Financial Statements.

(2) There are no audits, investigations by any Governmental Authority or other proceedings ongoing, or to the Knowledge of Polaris, threatened with regard to any material Taxes or material Tax Returns of Polaris or any Polaris Subsidiary. No deficiency for Taxes of Polaris or any Polaris Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Polaris, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made or with respect to which the failure to pay has not resulted in a Material Adverse Effect with respect to Polaris. Neither Polaris nor any Polaris Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (in each case other than in connection with any extension of time to file any Tax Return). Neither Polaris nor any Polaris Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with regard to material Taxes.

(3) Polaris and each of the Polaris Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(4) There are no Polaris Tax Protection Agreements (as hereinafter defined) in force or otherwise binding upon Polaris or any Polaris Subsidiary. No person has raised in writing, or to the Knowledge of Polaris, threatened to raise a material claim against Polaris or any Polaris Subsidiary for any breach of any Polaris Tax Protection Agreements. As used herein, “Polaris Tax Protection Agreements” means any agreement to which Polaris, or any Polaris Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a Polaris Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Polaris Subsidiary Partnership, and that requires Polaris, or any Polaris Subsidiary to, or to use efforts to (or to indemnify any person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a Polaris Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account. As used herein, “Polaris Subsidiary Partnership” means a Polaris Subsidiary that is a partnership for United States federal income tax purposes.

(5) There are no material Tax Liens upon any property or assets of Polaris or any Polaris Subsidiary except for Permitted Liens with respect to Polaris.

(6) Neither Polaris nor any Polaris Subsidiary has participated in any “reportable transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b) other than any loss transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(5).

(7) To the Knowledge of Polaris, Sirius (i) has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for each taxable year since its formation in which it was intended to so qualify, (ii) has operated since January 1, 2016 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2016 and thereafter through the Sirius-Polaris Merger Effective Time; and (iv) has not taken or omitted to take any action if such action or omission, as the case may be, could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or has been threatened in writing.

(8) At the time of the Spin-Off, Polaris had no intention for Polaris and Sirius to recombine.

(9) Neither Polaris nor any Polaris Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(10) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving Polaris or any Polaris Subsidiary other than customary gross-up provisions of any credit or similar commercial contract the primary purpose of which does not relate to Taxes.

(11) Neither Polaris nor any Polaris Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Polaris or any Polaris Subsidiary) or (ii) has any liability for material Taxes of any person (other than Polaris or any Polaris Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Laws), as a transferee or successor, by contract or otherwise.

(12) Neither Polaris nor any Polaris Subsidiary is, will be (regardless of whether the Mergers occur) or would be, as a result of the Transactions, required to include material amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). None of Polaris or any Polaris Subsidiary has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the Transactions.

(13) No written power of attorney that has been granted by Polaris or any Polaris Subsidiary (other than to Polaris or a Polaris Subsidiary) is currently in force with respect to any matter relating to Taxes.

(14) Except as set forth in Section 4.01(o)(14) of the Polaris Disclosure Letter, no Polaris Subsidiary that is not a U.S. domestic corporation under applicable state law has ever been treated as other than a partnership or disregarded entity for U.S. federal income tax purposes, or has ever made an election on IRS Form 8832 with respect to its classification for U.S. federal income tax purposes. Without limitation of the foregoing, Polaris LP is and always has been taxable as a partnership or a disregarded entity (and not as an association or publicly traded partnership taxable as a corporation) for U.S. federal income tax purposes.

(15) Except as set forth in Section 4.01(o)(15) of the Polaris Disclosure Letter, no Polaris Subsidiary directly or indirectly (i) manages a lodging facility or a health care facility or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated, in each case within the meaning of Section 856(l)(3) of the Code.

(16) Except as set forth in Section 4.01(o)(16) of the Polaris Disclosure Letter, neither Polaris nor any Polaris Subsidiary owns any stock of Constellation or Sirius. No Polaris Subsidiary owns any stock of Polaris.

(17) In Polaris’ good faith estimation, the accumulated “earnings and profits” for U.S. federal income tax purposes for each of Polaris and Polaris Jersey as of the beginning of January 1, 2017, shall not exceed the amount set forth on Section 4.01(o)(17) of the Polaris Disclosure Letter.

(p) Financial Advisors. None of Polaris, the Polaris Subsidiaries or any of their directors, officers or employees has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement,

Polaris has retained Goldman Sachs & Co. as its financial advisor and the Polaris Board Special Committee has retained Evercore Group L.L.C. Inc. as its financial advisor. The arrangements with such financial advisors have been disclosed to the Other Parties and any agreements with such financial advisors in respect of the Mergers and other Transactions have been provided in unredacted form to the Other Parties, in each case prior to the date hereof. As of the date of this Agreement, the Board of Directors of Polaris has received an opinion of Goldman, Sachs & Co., issued to the Polaris Board, to the effect that, as of the date of the opinion and taking into account the Polaris Special Dividend, the Sirius-Polaris Merger and the Constellation-Polaris Merger, the Polaris Exchange Ratio is fair from a financial point of view to the holders (other than Sirius, Constellation and their respective Affiliates) of the shares of Polaris Common Stock. As of the date of this Agreement, the Polaris Board Special Committee has received an opinion of Evercore Group L.L.C. to the effect that, as of the date of the opinion, after giving effect to the Polaris Special Dividend, the Sirius Exchange Ratio, the Constellation Class A Exchange Ratio and the Constellation Class B Exchange Ratio are fair, from a financial point of view, to the holders of the shares of Polaris Common Stock.

(q) Intellectual Property. Polaris and the Polaris Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged as a result of the consummation of the Transactions, except for any changes that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(r) Real Property. Except as provided in Section 4.01(r) of the Polaris Disclosure Letter, Polaris does not own directly, lease or sublease any real property and no Polaris Subsidiary owns directly any real property other than for investment purposes made in the ordinary course of business. Section 4.01(r) of the Polaris Disclosure Letter sets forth the real property leased or subleased to Polaris and the Polaris Subsidiaries. With respect to the real property leased or subleased to Polaris or the Polaris Subsidiaries, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of Polaris or any Polaris Subsidiary is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by Polaris or the Polaris Subsidiaries party to such agreement or permit termination, modification or acceleration by any third party thereunder, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(s) Investment Company Act.

(1) Neither Polaris nor any of the Polaris Subsidiaries is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act. The only RIC Funds to which Polaris or a Polaris Subsidiary serves as investment adviser are: NorthStar Corporate Income Fund, NorthStar Corporate Income Fund-T, NorthStar Corporate Income Master Fund, NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-T and NorthStar Real Estate Capital Income Master Fund (each, a “Polaris RIC Fund”).

(2) Each Polaris RIC Fund is duly organized and in good standing under applicable Laws of the jurisdiction under which it is organized and has the requisite corporate, trust or partnership power and authority to carry on its business as it is now being conducted and to own all of its properties and assets. Each Polaris RIC Fund is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to so qualify, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the financial condition, results of operations or business of the Polaris RIC Fund. Except as set forth on Section 4.01(s)(2) of the Polaris Disclosure Letter, no Polaris RIC Fund has any subsidiaries. Polaris has provided to the Other Parties true and complete copies of all the Organizational Documents of the Polaris RIC Funds and each Advisory Contract between a Polaris RIC Fund and Polaris or a Polaris Subsidiary (each, a “Polaris RIC Fund Advisory Contract”), and all such documents are in full force and effect. Each existing Polaris RIC Fund Advisory Contract has been duly approved and, if applicable, continued and is in compliance in all material respects with the Investment Company Act. Each Polaris RIC Fund Advisory Contract is in compliance with the Investment Advisers Act and applicable Laws, and since the inception of each Polaris RIC Fund, has been performed by Polaris or a Polaris Subsidiary, as applicable, in accordance with its terms and applicable Laws, in each case, in all material respects.

(3) Each Polaris RIC Fund is in material compliance with all applicable Laws.

(4) Each Polaris RIC Fund has been operated in all material respects in compliance with its investment objectives, policies and restrictions, including those set forth in the applicable, prospectus and registration statement, if any, for such Polaris RIC Fund.

(5) Polaris has provided to the Other Parties true and complete copies of the most recent audited financial statements for each Polaris RIC Fund (as of the date of this Agreement) and any interim unaudited financial statements for each Polaris RIC Fund for any period thereafter. Each of the statements of net assets contained in such financial statements (including the related notes and schedules thereto, as applicable) fairly presents in all material respects the financial position of each of the Polaris RIC Funds as of such statement’s date, and each of the statements of results of operations and changes in net assets contained therein (including any related notes and schedules thereto, as applicable) fairly presents in all material respects the results of operations and changes in net assets, as the case may be, of each of the Polaris RIC Funds for the periods to which they relate, in each case in accordance with GAAP, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(6) Each of the Polaris RIC Funds has issued its shares or interests pursuant to an effective registration statement under the Securities Act. The offering and sale of interests in the Polaris RIC Funds complied with all applicable Laws, and each of the Polaris RIC Funds is duly registered under the Investment Company Act.

(7) Each of the Polaris RIC Funds has timely filed all prospectuses, statements of additional information, registration statements, proxy statements, financial statements and any other material forms, reports, advertisements and documents required to be filed under applicable Laws with any applicable Governmental Authority (the “Polaris RIC Fund Reports”). As of their respective dates, the Polaris RIC Fund Reports and any supplemental advertising and marketing materials relating to a Polaris RIC Fund prepared by Polaris or a Polaris Subsidiary (A) had been prepared in all material respects in accordance with all applicable Laws, and (B) did not, at the time they were filed (if required to be filed) and during the time of their effectiveness, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were or are made, not misleading, and were, in the event of any subsequent material misstatements or omissions, promptly amended or supplemented to correct any such misstatement or omission.

(8) Each of the Polaris RIC Funds has duly adopted written policies and procedures required by Rule 38a-1 under the Investment Company Act, and all such policies and procedures comply in all material respects with applicable Laws. Since the inception of each Polaris RIC Fund, there have been no “Material Compliance Matters”, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act in respect of a Polaris RIC Fund, other than such violations (i) as have been duly reported to the board of directors or trustees of the applicable Polaris RIC Fund and satisfactorily resolved or are in the process of being remedied or (ii) that would not be material.

(t) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Polaris or any Polaris Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Constellation and Sirius, at the time of the Constellation Stockholders Meeting and the Sirius Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Sirius-Polaris Merger Effective Time and the Constellation-Polaris Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Polaris or any Polaris Subsidiary is responsible for filing with the SEC in connection with the Mergers, to the extent relating to New Polaris, Polaris or any Polaris Subsidiary or other information supplied by or on behalf of Polaris or any Polaris Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.01(t) will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Polaris by or on behalf of the Other Parties.

(u) Takeover Laws. The Polaris Board has taken all action necessary to render inapplicable to the Mergers and other Transactions the applicable provisions of any Takeover Law.

(v) Reorganization. Polaris has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Redomestication Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(F) of the Code or any of the Public Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(w) Related Party Transactions. As of the date of this Agreement, neither Polaris nor any Polaris Subsidiary is party to any transaction or arrangement under which any (i) present or former director or executive officer of Polaris or any Polaris Subsidiary, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of equity of Polaris or (iii) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Polaris or any Polaris Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Polaris pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(x) Environmental Matters. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Polaris: (i) each of Polaris and the Polaris Subsidiaries have at all times been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, consents, certificates, approvals and orders of any Governmental Authority required to be obtained pursuant to applicable Environmental Laws (“Polaris Environmental Permits”); (ii) all Polaris Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (iii) no suspension or cancellation of any Polaris Environmental Permit is pending or threatened in writing; (iv) no property currently or formerly owned or operated by Polaris or any Polaris Subsidiary has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to result in liability to Polaris or any Polaris Subsidiary pursuant to any Environmental Law; and (v) there are no proceedings pending or threatened against Polaris or any of the Polaris Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Polaris or any of the Polaris Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law.

(y) Investment Adviser Matters.

(1) Each of Polaris and the Polaris Subsidiaries which is registered as an investment adviser with the SEC (each, a “Polaris Adviser”) has (i) adopted a formal code of ethics complying in all material respects with Rule 204A-1 under the Investment Advisers Act and, to the extent applicable, Rule 17j-1 under the

Investment Company Act and (ii) adopted and implemented written policies and procedures that are reasonably designed to prevent and detect any material violations under applicable securities, commodities or other investment-related or trading-related laws (including the Investment Advisers Act). None of the Polaris Advisers nor any of their respective employees or persons “associated” (as defined in the Investment Advisers Act) with the Polaris Advisers is in material violation of such code of ethics or policies and procedures. Since June 30, 2014, there has been no noncompliance by the Polaris Advisers or any of their respective employees or associated persons with such code of ethics or policies and procedures, except for such matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect with respect to Polaris.

(2) None of the Polaris Advisers, any officer, director or employee thereof, Polaris or, to the Knowledge of Polaris, any other “affiliated person” (as defined in the Investment Company Act) of the Polaris Advisers who is required to be eligible, is ineligible, or subject to potential ineligibility, pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a registered investment company; and none of the Polaris Advisers, any officer, director or employee thereof, Polaris or, to the Knowledge of Polaris, any other person “associated” (as defined in the Investment Advisers Act) with the Polaris Advisers who is required to be qualified, is subject to potential disqualification pursuant to Section 203 of the Investment Advisers Act from serving as an investment adviser or as a person associated with an investment adviser or is subject to disqualification under Rule 206(4)-3 under the Investment Advisers Act; in each case, except for any such disqualification (x) that would not reasonably be expected to be material to the Polaris Adviser, or (y) with respect to which Polaris or another relevant person has received exemptive relief from the SEC or another relevant Governmental Authority that has the effect of nullifying such disqualification; nor is there any proceeding or investigation pending or, to the Knowledge of Polaris, threatened by any Governmental Authority that would result in any such ineligibility or disqualification, except for any such ineligibilities or disqualifications that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Polaris.

(3) None of the Polaris Advisers or any of a Polaris Adviser’s directors or officers (together with the Polaris Advisers, “Polaris Adviser Regulation D Covered Persons”) is subject to a Disqualifying Event, and, to the Knowledge of Polaris, there is no inquiry, investigation, proceeding or action pending against any Polaris Adviser Regulation D Covered Person that could reasonably be expected to result in a Disqualifying Event.

(4) Each Polaris Adviser is not prohibited from providing investment advisory services, or from charging fees therefor, by the “pay-to-play” rules of any jurisdiction, including Rule 206(4)-5 under the Investment Advisers Act.

(5) All deficiency letters and examination reports that the Polaris Advisers or any Polaris RIC Fund has received since June 30, 2014 from any Governmental Authority are listed on Section 4.01(y)(5) of the Polaris Disclosure Letter, true, correct and complete copies of which have been made available to the Other Parties, along with all written responses thereto. All remedial actions necessary to cure in all material respects the deficiencies or violations set forth in such letters or reports have been taken by the Polaris Adviser and each Polaris RIC Fund, as applicable. Polaris has made available to the Other Parties all material correspondence relating to any material inquiry, examination or investigation by any Governmental Authority received since June 30, 2014 regarding the Polaris Advisers and any of their respective employees or associated persons in connection with the services performed by such employees or associated persons in connection with the business of Polaris or a Polaris Subsidiary or any Polaris RIC Fund.

(6) None of the Polaris Advisers, any officer, director or employee thereof, Polaris or, to the Knowledge of Polaris, any other “affiliated person” (as defined in the Investment Company Act) of the Polaris Advisers has any express or implied understanding or arrangement which would reasonably be expected to impose an “unfair burden” (for purposes of Section 15(f) of the Investment Company Act) on any Polaris RIC Fund as a result of the Transactions.

(z) Broker-Dealer Matters.

(1) Each of Polaris and the Polaris Subsidiaries who is registered as a securities broker-dealer with the SEC (each, a “Polaris Broker”) is and has been, since June 30, 2014, duly registered as a broker-dealer under the Exchange Act and in all jurisdictions where such registration, licensing or qualification is so required. Since June 30, 2014, (i) neither Polaris nor any Polaris Subsidiary, other than the Polaris Broker, is or has been required to be registered as a broker-dealer, or transfer agent in any jurisdiction or with any exchange or self-regulatory organization, and (ii) neither Polaris nor any Polaris Subsidiary has been required to be registered as a commodity pool operator or commodity trading advisor, in each case in order to conduct the business currently conducted by such persons. Polaris Broker is a member of FINRA and each other exchange or self-regulatory organization in which its membership is required in order to conduct its business as now conducted.

(2) Polaris Broker has made available to the Other Parties an accurate and complete copy of its Form BD as most recently filed with the SEC, its membership agreement with FINRA and each other exchange or self-regulatory organization of which it is a member, as applicable, and all state registration forms, each as amended to the date of this Agreement. The information contained in each such form or agreement was accurate and complete in all material respects at the time of filing and no material deficiencies have been asserted in writing by any Governmental Authority with respect to such filing. Polaris Broker has made all amendments to such Form BD as it is required to make under Law.

(3) Each “associated person” (as defined under the Exchange Act or FINRA rules) of Polaris Broker that is required under Law, in order to conduct its securities broker-dealer business as it is now conducted, to be registered, licensed or qualified as a registered principal or registered representative with any Governmental Authority is so registered, licensed or qualified, and such registrations are and, since June 30, 2014, have been in full force and effect since the date any such registration was initially required while an “associated person” of Polaris Broker.

(4) Neither Polaris Broker nor, to the Knowledge of Polaris, any “associated person” thereof is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act or FINRA rules) or subject to a disqualification which would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any broker-dealer affiliate of Polaris as a broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Sections 15, 15B or 15C of the Exchange Act. There is no action pending or, to the Knowledge of Polaris, threatened in writing that would reasonably be expected to result in Polaris Broker or any “associated person” (as defined in the Exchange Act or FINRA rules) thereof becoming ineligible to act in such capacity.

(5) Except as disclosed on Polaris Broker’s Form BD, as amended, or the Forms U-4 of its “associated persons,” since June 30, 2014, neither Polaris Broker nor, to the Knowledge of Polaris, any “associated person,” has been the subject of any action before any Governmental Authority that would be required to be disclosed on Form BD or Form U-4, as applicable, and no such action is pending or, to the Knowledge of Polaris threatened. Except as disclosed on Form BD or Form U-4, as applicable, or any amendment thereto, neither Polaris Broker nor, to the Knowledge of Polaris, any “associated person” has been permanently enjoined from engaging or continuing any conduct or practice in connection with any activity relating to the purchase or sale of any security.

(6) As measured as of the last day of the month ending immediately preceding the date hereof and as of the last day of the month immediately preceding the Closing Date, Polaris Broker has or will have net capital (as defined in Rule 15c3-1 under the Exchange Act) that (i) satisfies the minimum net capital requirements of the Exchange Act and the laws of any jurisdiction in which the Polaris Broker conducts business and (ii) in an amount sufficient to ensure that it has not been required to file notice under Rule 17a-11 under the Exchange Act.

(7) Since June 30, 2014, the Polaris Broker has filed all material registrations, reports, registrations and statements in a timely manner, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, with any applicable Governmental Authority (collectively, the “Company Regulatory Reports”). As of their respective dates, (i) each Company Regulatory Report complied in all material respects with applicable Law and (ii) no Company Regulatory Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(8) None of Polaris nor any Polaris Subsidiary nor any of the persons associated with Polaris nor any Polaris Subsidiary as specified in Section 506(d) of Regulation D under the Securities Act are subject to a Disqualifying Event and, to the Knowledge of Polaris and any Polaris Subsidiary, there is no inquiry, investigation, proceeding or action pending against any such person that could reasonably be expected to result in a Disqualifying Event.

(9) All deficiency letters and examination reports that Polaris Broker has received since June 30, 2014 from any Governmental Authority are listed on Section 4.01(z)(9) of the Polaris Disclosure Letter, true, correct and complete copies of which have been made available to the Other Parties, along with all written responses thereto. All remedial actions necessary to cure in all material respects the deficiencies or violations set forth in such letters or reports have been taken by Polaris Broker. Polaris has made available to the Other Parties all material correspondence relating to any material inquiry, examination or investigation by any Governmental Authority received since June 30, 2014 regarding Polaris Broker and any of their respective employees or associated persons in connection with the services performed by such employees or associated persons in connection with the business of Polaris or a Polaris Subsidiary.

(10) The Polaris Broker has (i) adopted and implemented written policies and procedures that are reasonably designed to prevent and detect any material violations under applicable securities, commodities or other investment-related or trading-related laws, as required by the SEC, FINRA and any other applicable Governmental Authority. Neither the Polaris Broker nor any of its respective employees or persons “associated” (as defined in the Exchange Act or FINRA Rules) with Polaris Broker is in material violation of such policies and procedures. Since June 30, 2014, there has been no noncompliance by Polaris Broker or any of their respective employees or associated persons with such policies and procedures, except for such matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect with respect to Polaris.

4.02 Representations and Warranties of Sirius. Except as Previously Disclosed:

(a) Organization, Standing and Authority. Each of Sirius, New Sirius, Sirius Sub and New Sirius Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, and (ii) is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires Sirius, New Sirius or New Sirius Sub, as applicable, to be so qualified, except where the failure to be so qualified or in good standing has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius, New Sirius and New Sirius Sub, as applicable. Each of New Sirius and New Sirius Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

(b) Capitalization. The authorized stock of Sirius consists of 500,000,000 Sirius Shares and 250,000,000 shares of Sirius Preferred Stock, of which (a) 2,900,000 shares of Sirius Preferred Stock are classified and designated as 8.75% Series A Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the “Sirius Series A Preferred Stock”), (b) 14,920,000 shares of Sirius Preferred Stock are classified and designated 8.25% Series B Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the “Sirius Series B Preferred Stock”), (c) 5,750,000 shares of Sirius Preferred Stock are classified and designated as 8.875% Series C Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the “Sirius Series C Preferred Stock”), (d) 8,050,000 shares of Sirius Preferred Stock are classified and designated as 8.500% Series D Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the “Sirius Series D Preferred Stock”), and (e) 10,350,000 shares of Sirius Preferred Stock are classified and designated as 8.75% Series E Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the “Sirius Series E Preferred Stock”). As of the date of this Agreement, (i) 180,519,074 Sirius Shares were issued and outstanding (including 792,151 shares that are subject to Sirius Time-Based Restricted Stock Awards), (ii) (I) 2,466,689 shares of Sirius Series A Preferred Stock were issued and outstanding, (II) 13,998,905 shares of Sirius Series B Preferred Stock were issued and outstanding, (III) 5,000,000 shares of Sirius Series C Preferred Stock were issued and outstanding, (IV) 8,000,000 shares of Sirius Series D Preferred Stock were issued and outstanding and (V) 10,000,000 shares of Sirius Series E Preferred Stock were issued and outstanding, (iii) 480,352 Sirius Shares were reserved and available for issuance in connection with outstanding Sirius Equity Awards under the Sirius Stock Plans and there were no Sirius Shares reserved for issuance in connection with future grants or awards under the Sirius Stock Plans, and (iv) the following Sirius Equity Awards (other than Sirius Time-Based Restricted Stock Awards) were outstanding: (I) 1,860,144 Sirius LTIP Units, (II) 713,613 Sirius RSUs, and (III) 1,125,883 Sirius PSUs (assuming all applicable performance hurdles are met through the last applicable vesting period). Sirius has provided to the Other Parties a true and complete list of all outstanding Sirius Equity Awards and Sirius LTIP Units, as of the date of this Agreement, including the name of the recipient and the applicable vesting schedule. The outstanding Sirius Shares and shares of Sirius Preferred Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except for (A) 1,884,763 Sirius Shares issuable upon conversion of outstanding Sirius Exchangeable Senior Notes (based on the applicable conversion rates as of the date of this Agreement), (B) 3,534,724 Sirius Shares issuable under Sirius’ Dividend Reinvestment Plan, and (C) Sirius Shares issuable pursuant to the Sirius Stock Plans, as of the date of this Agreement, there are no Sirius Shares reserved for issuance, Sirius does not have any Rights outstanding with respect to Sirius Shares, and Sirius does not have any commitment to authorize, issue or sell any Sirius Shares or Rights. As of the date of this Agreement, other than (X) the withholding of Sirius Shares to satisfy Tax obligations in respect of Sirius Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, issuable pursuant to the Sirius Stock Plans and (Y) the repurchase of shares pursuant to Sirius’ Share Repurchase Program, Sirius has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any Sirius Shares. As of the date hereof, Sirius owns a 100% membership interest in Sirius Sub and New Sirius owns a 100% membership interest in New Sirius Sub. As of the date hereof, the authorized capital stock of New Sirius consists of 1,000 shares of common stock, par value $0.01 per share, and 100 shares of common stock are issued and outstanding, and Sirius owns all such shares.

(c) Significant Subsidiaries. Section 4.02(c) of the Sirius Disclosure Letter sets forth as of December 31, 2015 each of Sirius’ Significant Subsidiaries and the ownership interest of Sirius in each such Subsidiary. Each of Sirius’ Significant Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each of Sirius’ Significant Subsidiaries is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius. As of the date of this Agreement, Sirius owns, directly or indirectly, its outstanding equity securities of each of its Significant Subsidiaries set forth in Section 4.02(c) of the Sirius Disclosure Letter free and clear of any Liens other than Permitted Liens, and there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities. The outstanding equity securities of each of Sirius’ Significant Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(d) Power. Sirius and each Sirius Subsidiary has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets, and to execute, deliver and perform its obligations under this Agreement, and Sirius and each Sirius Subsidiary has the corporate (or comparable) power and authority to consummate the Transactions to which Sirius and such Sirius Subsidiaries are a party, except, in each case, where the failure to have such power or authority has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(e) Authority.

(1) Each of Sirius, New Sirius and New Sirius Sub has duly authorized, executed and delivered this Agreement and has taken all corporate or limited liability company action necessary in order to execute and deliver this Agreement. Subject only to receipt at the Sirius Stockholders Meeting of the affirmative vote by the holders of a majority of the outstanding Sirius Shares to adopt this Agreement and to approve the New Holdco Merger, Sirius-Polaris Merger (together with any other approvals of the holders of Sirius Shares as may be required under applicable Law to consummate any other Transaction, the “Sirius Requisite Vote”), and the written consent of Sirius, in its capacity as the general partner of Sirius LP and as the holder of a majority of the limited partner interests of Sirius LP, with respect to the Sirius LP Upstream Merger, this Agreement and the Transactions have been authorized by all corporate or limited liability company action necessary on the part of each of Sirius, New Sirius and New Sirius Sub. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of each of Sirius, New Sirius and New Sirius Sub, enforceable against each of Sirius, New Sirius and New Sirius Sub in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Sirius Board, upon the unanimous recommendation of the Sirius Board Special Committee, at a duly called and held meeting has (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Transactions to the extent applicable to Sirius, including the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, (ii) directed that the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, to the extent applicable to Sirius, be submitted (as they may be combined or separately required to be proposed or presented) for consideration at the Sirius Stockholders Meeting and (iii) subject to Section 6.02, resolved to recommend that the common stockholders of Sirius vote in favor of the adoption of the Sirius Upstream Merger, the New Holdco Merger, the Sirius-Polaris Merger, the LLC Conversion and the other Transactions, to the extent applicable to Sirius (as they may be combined or separately required to be proposed or presented) and to include such recommendation in the Proxy Statement.

(f) Approvals; No Defaults.

(1) Except as set forth in Section 4.02(f) of the Sirius Disclosure Letter (the “Sirius Regulatory and Third Party Approvals”), no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Sirius or any Sirius Subsidiary in connection with the execution, delivery or performance by Sirius and any Sirius Subsidiary of this Agreement or the consummation by Sirius or any Sirius Subsidiary of the Transactions to which any of them is a party, except for those that the failure to make or obtain have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius. As of the date hereof, to the Knowledge of Sirius, Sirius is not aware of any reason why the necessary Sirius Regulatory and Third Party Approvals will not be received in order to permit consummation of the Transactions on a timely basis.

(2) Subject to receipt, filing or registration, as applicable, of the Sirius Regulatory and Third Party Approvals, and the expiration of related waiting periods, and required filings under the Exchange Act, the Securities Act and state securities and “blue sky” Laws, the execution, delivery and performance of this Agreement by Sirius, New Sirius, Sirius LP, Sirius Sub and New Sirius Sub and the consummation by Sirius and the Sirius Subsidiaries of the Transactions to which any of them is a party do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of Sirius or of any Significant Subsidiaries of Sirius or to which Sirius or any Significant Subsidiary of Sirius or any of their material, directly owned properties is subject or bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of Sirius or any Sirius Subsidiary), (B) constitute a breach or violation of, or a default under, the Organizational Documents of Sirius or any Significant Subsidiary of Sirius or (C) require Sirius or any Significant Subsidiary of Sirius to obtain any consent or approval under any such Law, Contract or other instrument or agreement, except, in the case of clause (A) or (C), for any such breach, violation, default, consent or approval that has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(g) Sirius SEC Documents and Sirius Financial Statements.

(1) Sirius’ Annual Reports on Form 10-K for the fiscal years ended December 31, 2014 and 2015, and all other reports, registration statements, definitive proxy statements or information statements filed by Sirius or any of the Sirius Subsidiaries subsequent to July 1, 2014 under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (such documents, collectively, the “Sirius SEC Documents”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as applicable, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any such Sirius SEC Document (including the related notes and schedules, the “Sirius Financial Statements”) (1) complied or will comply, as the case may be, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Sirius and the Sirius Subsidiaries in all material respects; (3) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) in all material respects and (4) fairly presented in all material respects the consolidated financial position of Sirius and the Sirius Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Sirius SEC Documents (including any related notes and schedules thereto) fairly presented in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Sirius and the Sirius Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved (except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements). To the Knowledge of Sirius, as of the date hereof, none of the Sirius SEC Documents is the subject of ongoing SEC review or outstanding SEC comments and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Sirius.

(2) Sirius has made available to each of the Other Parties complete and correct copies of all material written correspondence between the SEC, on one hand, and Sirius, on the other hand, since July 1, 2014, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC.

(3) Since July 1, 2014, Sirius has designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Sirius and its consolidated Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Sirius Board; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Sirius’ management has completed an assessment of the effectiveness of Sirius’ system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and, except as set forth in the Sirius SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Sirius’ independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Sirius maintained effective internal control over financial reporting as of December 31, 2015. Since July 1, 2014, Sirius (1) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Sirius in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Sirius’ management as appropriate to allow timely decisions regarding required disclosure and (2) has not resulted in (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Sirius’ ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, involving management or other employees who have a significant role in Sirius’ internal control over financial reporting.

(4) Neither Sirius nor any of the Sirius Subsidiaries has entered into or is subject to (A) any “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (B) any commitment to become party to any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among Sirius or any Sirius Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in each case where the results, purpose or effect of such commitment or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Sirius or any Sirius Subsidiary in Sirius’ or such Subsidiaries’ published financial statements or other Sirius SEC Documents.

(h) Absence of Certain Changes. Since December 31, 2015 through the date of this Agreement, Sirius and the Sirius Subsidiaries have not incurred any liability other than in the ordinary course of business, except for any liabilities that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius. Since December 31, 2015 through the date of this Agreement, (A) Sirius and the Sirius Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (excluding the incurrence of expenses related to this Agreement and the Transactions) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.02 or otherwise), has resulted in or would reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(i) No Undisclosed Liabilities. Except (i) as reflected or adequately reserved against on the consolidated balance sheets of Sirius as of March 31, 2016, (ii) for liabilities and obligations incurred since March 31, 2016 in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations contemplated by this Agreement or in connection with the Transactions, neither Sirius nor any Sirius Subsidiary has any liabilities or obligations, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the notes to, the consolidated financial statements of Sirius and the Sirius Subsidiaries, other than as have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(j) Litigation. There is no suit, action, investigation or proceeding pending or, to Sirius’ Knowledge, threatened against Sirius or any Sirius Subsidiary or with respect to any Sirius Plan, nor is there any Order or arbitration outstanding against Sirius or any Sirius Subsidiary or with respect to any Sirius Plan, in each case, except for those that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(k) Compliance with Laws. Sirius and each Sirius Subsidiary:

(1) conducts, and since July 1, 2014 has conducted, its business in compliance in all material respects with all applicable Laws;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective properties, if any, and to conduct their businesses as presently conducted, except those the absence of which have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Sirius’ Knowledge, no suspension or cancellation of any of them is threatened, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius; and

(3) has not received, since July 1, 2014, any written notification from any Governmental Authority (A) asserting that Sirius or any Sirius Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization, in each case of clauses (A) and (B), except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(l) Material Contracts; Defaults.

(1) Section 4.02(l) of the Sirius Disclosure Letter sets forth a list of Contracts, including all amendments, supplements, exhibits and side letters to any such Contract, to which Sirius or any Sirius Subsidiary is a party or by which any of its properties or assets are bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of Sirius or any Sirius Subsidiary), which, as of the date of this Agreement (provided that Sirius shall not be required to list those Contracts that have been filed by Sirius with the SEC or incorporated by reference into the Sirius SEC Documents):

(i) is or will be required to be filed as an exhibit to Sirius’ Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Sirius or any Sirius Subsidiary, or which restricts the conduct of any line of business of Sirius or any Sirius Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of Sirius or the Sirius Subsidiaries, taken as a whole;

(iii) establishes a material partnership, joint venture or similar arrangement;

(iv) relates to the borrowing of money from, or extension of credit to, a third party, in each case having a principal amount of Indebtedness in excess of $100 million other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice (further Section 4.02(l) of the

Sirius Disclosure Letter shall specifically note if the consummation of the Transactions, absent a consent from the counterparty to such Contract, results in a right of termination, cancellation, acceleration or amendment of, triggers any payments or results in any violation of or constitutes a breach or default of such Contract);

(v) requires Sirius or any Sirius Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $75 million, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi) is material to Sirius and is with a Governmental Authority; or

(vii) is material to Sirius and the Sirius Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring Sirius or any Sirius Subsidiary to offer a person any terms or conditions that are at least as favorable as those offered to any other person.

(2) Each Contract of the type described above in Section 4.02(l), whether or not set forth in Section 4.02(l) of the Sirius Disclosure Letter, is referred to herein as a “Sirius Material Contract.” Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius, each Sirius Material Contract is legal, valid, binding and enforceable in accordance with its terms on Sirius and each Sirius Subsidiary that is a party thereto and, to the Knowledge of Sirius, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(3) Neither Sirius nor any Sirius Subsidiary is in default under any Sirius Material Contract to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(4) Sirius has delivered or made available to each of the Other Parties or provided to the Other Parties for review, prior to the execution of this Agreement, true and complete copies of all of the Sirius Material Contracts.

(m) Employee Benefit Plans.

(1) Section 4.02(m)(1) of the Sirius Disclosure Letter sets forth an accurate and complete list of each material Sirius Plan. For purposes of this Agreement, “Sirius Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained, or required to be contributed to, or with respect to which any potential liability is borne, by Sirius or any Sirius Subsidiary.

(2) With respect to each material Sirius Plan, Sirius has made available to each of the Other Parties, to the extent applicable, accurate and complete copies of (v) the plan documents, including any amendments thereto, or a written description of such Sirius Plan if such plan is not set forth in a written document, (w) the most recent summary plan description together with any summaries of all material modifications thereto, (x) the most recent IRS determination or opinion letter, (y) the most recently prepared actuarial report and (z) related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any such plan. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius, each Sirius Plan has been administered and operated in compliance with its terms and all applicable Laws, including ERISA and the Code.

(3) With respect to each Sirius Plan that is an ERISA Plan and that is intended to be qualified under Section 401(a) of the Code, such Sirius Plan has been determined by the IRS to be qualified under Section 401(a) of the Code, and to Sirius’ Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Sirius Plan. With respect to any ERISA Plan, neither Sirius nor any of the Sirius Subsidiaries has engaged in a transaction in connection with which Sirius or any Sirius Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(4) Neither Sirius nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither Sirius nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years. Neither Sirius nor any Sirius Subsidiary has any liability for life or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4890B of the Code or Part 6 of Title I of ERISA and at no expense to Sirius or any Sirius Subsidiary.

(5) Except as set forth in Section 4.02(m)(5) of the Sirius Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of any of the Transactions (either alone or in connection with any other event, condition or circumstance) would (i) result in any compensatory payment (including any severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer, employee or consultant of Sirius or any Sirius Subsidiary, (ii) materially increase any benefits or compensation otherwise payable by Sirius or any Sirius Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any awards or benefits or give rise to any additional service credits under any Sirius Plan, or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(6) Neither Sirius nor any Sirius Subsidiary is a party to or maintains any plan, program, practice, agreement, arrangement or policy that provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(7) With respect to any Sirius Plans that are maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Sirius Plan”) (x) if intended to qualify for special tax treatment, any such Non-U.S. Sirius Plan meets the requirements for such treatment in all material respects, (y) the financial statements of Sirius and the Sirius Subsidiaries accurately reflect the Non-U.S. Sirius Plan liabilities and accruals for contributions required to be paid to any Non-U.S. Sirius Plan, in accordance with GAAP (or other accounting principles required under applicable Law) consistently applied, and (z) there have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under any Law or regulation in connection with a Non-U.S. Sirius Plan that has resulted or would be reasonably likely to result in a Material Adverse Effect with respect to Sirius or any Sirius Subsidiary.

(n) Labor Matters. Neither Sirius nor any of the Sirius Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization. As of the date hereof, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or arbitration or grievance pending or, to Sirius’ Knowledge, threatened. Each of Sirius and the Sirius Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health.

(o) Taxes.

(1) Sirius and each Sirius Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extension of time within which to file such

Tax Returns, and all such Tax Returns are complete and correct, subject in each case to such exceptions as have not resulted in a Material Adverse Effect with respect to Sirius. Sirius and each Sirius Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. Neither Sirius nor any Sirius Subsidiary has received a written claim, or to the Knowledge of Sirius, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to material Tax in that jurisdiction. Sirius and each Sirius Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to each of them through the date of the most recent Sirius Financial Statements.

(2) Sirius (i) for all taxable years commencing with Sirius’ initial taxable year ended December 31, 2004 through December 31, 2015, has been subject to taxation as a REIT and has satisfied all requirements to qualify for taxation as a REIT; (ii) has operated since January 1, 2016 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner so that it (including New Sirius in its capacity as successor to Sirius) will qualify as a REIT through the Sirius-Polaris Merger Effective Time; (in the case of each of clauses (i), (ii), and (iii), independent of, and without having to comply with, any (A) procedure for payment of a material deficiency or other post-Closing dividend for any taxable year, or (B) provision for relief from any requirement of the Code which may be available from the IRS on a discretionary basis or only upon the payment of a material excise, penalty or similar Tax), and (iv) has not taken or omitted to take any action if such action or omission, as the case may be, could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and to the Knowledge of Sirius, no such challenge is pending or has been threatened in writing. Section 4.02(o)(2) of the Sirius Disclosure Letter sets forth a true, correct and complete list identifying each Sirius Subsidiary that is a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or any other entity treated as a corporation for U.S. federal income tax purposes. New Sirius has at all times since its formation been treated as a Qualified REIT Subsidiary of Sirius until the New Holdco Merger Effective Time.

(3) Neither Sirius nor New Sirius has any earnings and profits attributable to itself or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(4) Neither Sirius nor any Sirius Subsidiary (other than a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Sirius nor any Sirius Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “redetermined TRS service income,” or “excess interest” described in Section 857(b)(7) of the Code. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on Sirius or any Sirius Subsidiary.

(5) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Sirius threatened, with regard to any material Taxes or material Tax Returns of Sirius or any Sirius Subsidiary. No deficiency for Taxes of Sirius or any Sirius Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Sirius, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made or with respect to which the failure to pay has not resulted in a Material Adverse Effect with respect to Sirius Neither Sirius nor any Sirius Subsidiary has waived any statute of limitations with respect to material Taxes, or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (in each case other than in connection with any extension of time to file any Tax Return). Neither Sirius nor any Sirius Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with regard to material Taxes.

(6) Neither Sirius nor any Sirius Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder or to the “prohibited transactions” Tax under Section 857(b)(6), nor has it disposed of any such asset during its current taxable year.

(7) Sirius and each of the Sirius Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(8) There are no Sirius Tax Protection Agreements (as hereinafter defined) in force or otherwise binding upon Sirius or any Sirius Subsidiary. No person has raised in writing, or to the Knowledge of Sirius, threatened to raise a material claim against Sirius or any Sirius Subsidiary for any breach of any Sirius Tax Protection Agreements. As used herein, “Sirius Tax Protection Agreements” means any agreement to which Sirius, or any Sirius Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a Sirius Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Sirius Subsidiary Partnership, and that requires Sirius, or any Sirius Subsidiary to, or to use efforts to (or to indemnify any person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a Sirius Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account. As used herein, “Sirius Subsidiary Partnership” means a Sirius Subsidiary that is a partnership for United States federal income tax purposes.

(9) There are no material Tax Liens upon any property or assets of Sirius or any Sirius Subsidiary except for Permitted Liens with respect to Sirius.

(10) Neither Sirius nor any Sirius Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(11) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving Sirius or any Sirius Subsidiary other than customary gross-up provisions of any credit or similar commercial contract the primary purpose of which does not relate to Taxes.

(12) Neither Sirius nor any Sirius Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Sirius or any Sirius Subsidiary) or (ii) has any liability for the material Taxes of any person (other than Sirius or any Sirius Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Laws), as a transferee or successor, by contract or otherwise.

(13) Neither Sirius nor any Sirius Subsidiary has participated in any “reportable transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b) other than any loss transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(5)

(14) At the time of the Spin-Off, Sirius had no intention for Polaris and Sirius to recombine.

(15) Except as set forth in Section 4.02(o)(15) of the Sirius Disclosure Letter, neither Sirius nor any Sirius Subsidiary is, will be (regardless of whether the Mergers occur) or would be, as a result of the Transactions, required to include material amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). None of Sirius or any Sirius Subsidiary has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the Transactions.

(16) No written power of attorney that has been granted by Sirius or any Sirius Subsidiary (other than to Sirius or a Constellation Subsidiary) is currently in force with respect to any matter relating to Taxes.

(17) Except as set forth in Section 4.02(o)(17) of the Sirius Disclosure Letter, no Sirius Subsidiary that is not a U.S. domestic corporation under applicable state law has ever been treated as other than a partnership or disregarded entity for U.S. federal income tax purposes, or has ever made an election on IRS Form 8832 with respect to its classification for U.S. federal income tax purposes. Without limitation of the foregoing, Sirius LP, Sirius Sub and New Sirius are and always have been taxable as partnerships or disregarded entities (and not as associations or publicly traded partnerships taxable as corporations) for U.S. federal income tax purposes.

(18) No Sirius Subsidiary directly or indirectly (i) manages a lodging facility or a health care facility or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated, in each case within the meaning of Section 856(l)(3) of the Code.

(19) Neither Sirius nor any Sirius Subsidiary owns any stock of Polaris or Constellation. No Sirius Subsidiary owns any stock of Sirius.

(20) Sirius is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(p) Financial Advisors. None of Sirius, the Sirius Subsidiaries or any of their directors, officers or employees has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement, the Sirius Board Special Committee has retained UBS Securities LLC as its financial advisor. The arrangements with such financial advisor have been disclosed to the Other Parties and any agreement with such financial advisor in respect of the Mergers and other Transactions has been provided in unredacted form to the Other Parties, in each case prior to the date hereof. As of the date of this Agreement, the Sirius Board Special Committee has received an opinion of UBS Securities LLC to the effect that, subject to the qualifications, limitations and assumptions set forth therein, as of the date of the opinion and taking into account the Redomestication Merger, the New Holdco Merger and the Constellation-Polaris Merger, the Sirius Exchange Ratio is fair from a financial point of view to the holders of Sirius Shares (other than Polaris, New Polaris, Constellation and their affiliates).

(q) Intellectual Property. Sirius and the Sirius Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the Transactions, except for any changes that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius.

(r) Real Property. Sirius does not own directly, lease or sublease any real property and no Sirius Subsidiary owns directly any real property other than for investment purposes made in the ordinary course of business. With respect to the real property leased or subleased to Sirius or the Sirius Subsidiaries, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of Sirius or any Sirius Subsidiary is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by Sirius or the Sirius Subsidiaries party to such agreement or permit termination, modification or acceleration by any third party thereunder, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius or a Sirius Subsidiary owns and has good title to all of its owned real property.

(s) Investment Company Act. Neither Sirius, nor any of the Sirius Subsidiaries is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act.

(t) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Sirius or any Sirius Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Polaris and Constellation, at the time of the Polaris Stockholders Meeting and the Constellation Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Sirius-Polaris Merger Effective Time and the Constellation-Polaris Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Sirius is responsible for filing with the SEC in connection with the Mergers, to the extent relating to Sirius or any Sirius Subsidiary or other information supplied by or on behalf of Sirius or any Sirius Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.02(t) will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Sirius by or on behalf of the Other Parties.

(u) Takeover Laws. The Sirius Board has taken all action necessary to render inapplicable to the Mergers and other Transactions the applicable provisions of any Takeover Law.

(v) Reorganization. Sirius has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the New Holdco Merger together with the LLC Conversion from qualifying as a reorganization within the meaning of Section 368(a)(1)(F) of the Code or any of the Public Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(w) Related Party Transactions. As of the date of this Agreement, neither Sirius nor any Sirius Subsidiary is party to any transaction or arrangement under which any (a) present or former director or executive officer of Sirius or any Sirius Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of equity of Sirius or (c) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Sirius or any Sirius Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Sirius pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(x) Environmental Matters. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Sirius: (a) each of Sirius and the Sirius Subsidiaries have at all times been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, consents, certificates, approvals and orders of any Governmental Authority required to be obtained pursuant to applicable Environmental Laws (“Sirius Environmental Permits”); (b) all Sirius Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) no suspension or cancellation of any Sirius Environmental Permit is pending or threatened in writing; (d) no property currently or formerly owned or operated by Sirius or any Sirius Subsidiary has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to result in liability to Sirius or any Sirius Subsidiary pursuant to any Environmental Law; and (e) there are no proceedings pending or threatened against Sirius or any of the Sirius Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Sirius or any of the Sirius Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law.

(y) Investment Adviser Matters. Neither Sirius nor any of the Sirius Subsidiaries is, or on the Closing Date will be, required to be registered as an investment adviser under the Investment Advisers Act.

(z) Broker-Dealer Matters. Neither Sirius nor any of the Sirius Subsidiaries is, or on the Closing Date will be, required to be registered as a broker-dealer under the Exchange Act, or with any other Governmental Authority.

4.03 Representations and Warranties of Constellation. Except as Previously Disclosed:

(a) Organization, Standing and Authority. Constellation is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Constellation is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires Constellation to be so qualified, except where the failure to be so qualified or in good standing has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(b) Capitalization. The authorized stock of Constellation consists of 500,000,000 shares of common stock, consisting of 449,000,000 shares of Constellation Class A Common Stock and 1,000,000 shares of Constellation Class B Common Stock, and 50,000,000 shares of Constellation Preferred Stock, of which (a) 10,400,000 shares of Constellation Preferred Stock are classified and designated as 8.50% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (the “Constellation Series A Preferred Stock”), (b) 3,450,000 shares of Constellation Preferred Stock are classified and designated 7.50% Series B Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (the “Constellation Series B Preferred Stock”) and (c) 11,500,000 shares of Constellation Preferred Stock are classified and designated as 7.125% Series C Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (the “Constellation Series C Preferred Stock”). As of the date of this Agreement, (i)(A) 113,265,020 shares of Constellation Class A Common Stock were issued and outstanding and (B) 527,131 shares of Constellation Class B Common Stock were issued and outstanding, (ii) (A) 10,080,000 shares of Constellation Series A Preferred Stock were issued and outstanding, (B) 3,450,000 shares of Constellation Series B Preferred Stock were issued and outstanding and (C) 11,500,000 shares of Constellation Series C Preferred Stock were issued and outstanding, (iii) 1,182,494 shares of Constellation Class A Common Stock were reserved for issuance in connection with future grants or awards under the Constellation Stock Plans and (iv) no shares of Constellation Class A Common Stock were reserved for issuance in connection with outstanding Constellation Equity Awards. Constellation has provided to the Other Parties a true and complete list of all outstanding Constellation Equity Awards and Constellation LTIP Units, as of the date of this Agreement, including the name of the recipient and the applicable vesting schedule. The outstanding Constellation Shares and shares of

Constellation Preferred Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except for Constellation Shares issuable pursuant to the Constellation Stock Plans, as of the date of this Agreement, there are no Constellation Shares reserved for issuance, Constellation does not have any Rights outstanding with respect to Constellation Shares, and Constellation does not have any commitment to authorize, issue or sell any Constellation Shares or Rights. As of the date of this Agreement, Constellation has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any Constellation Shares.

(c) Significant Subsidiaries. Section 4.03(c) of the Constellation Disclosure Letter sets forth as of December 31, 2015 each of Constellation’s Significant Subsidiaries and the ownership interest of Constellation in each such Subsidiary. Each of Constellation’s Significant Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each of Constellation’s Significant Subsidiaries is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation. As of the date of this Agreement, Constellation owns, directly or indirectly, its outstanding equity securities of each of its Significant Subsidiaries set forth in Section 4.03(c) of the Constellation Disclosure Letter free and clear of any Liens other than Permitted Liens, and there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities. The outstanding equity securities of each of Constellation’s Significant Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(d) Power. Constellation and each Constellation Subsidiary has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets, and to execute, deliver and perform its obligations under this Agreement, and Constellation and each Constellation Subsidiary has the corporate (or comparable) power and authority to consummate the Transactions to which Constellation and such Constellation Subsidiaries are a party, except, in each case, where the failure to have such power or authority has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(e) Authority.

(1) Constellation has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver this Agreement. Subject only to receipt at the Constellation Stockholders Meeting of the affirmative vote of the holders of a majority of the outstanding Constellation Shares, voting as a single class to approve the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation (together with any other approvals of the holders of Constellation Shares as may be required under applicable Law to consummate any other Transaction, the “Constellation Requisite Vote”), this Agreement and the Transactions have been authorized by all corporate action necessary on Constellation’s part. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of Constellation, enforceable against Constellation in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Constellation Board at a duly called and held meeting has by unanimous vote (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable, on the terms set forth in this Agreement, the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, (ii) directed that the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, be submitted (as they may be combined or separately required to be proposed or presented) for consideration at the Constellation Stockholders Meeting and (iii) subject to Section 6.03, resolved to recommend that the common stockholders of Constellation vote in favor of the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation (as they may be combined or separately required to be proposed or presented) and to include such recommendation in the Proxy Statement.

(f) Approvals; No Defaults.

(1) Except as set forth in Section 4.03(f) of the Constellation Disclosure Letter (collectively, the “Constellation Regulatory and Third Party Approvals”), no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Constellation or any Constellation Subsidiary in connection with the execution, delivery or performance by Constellation of this Agreement or the consummation by Constellation or any Constellation Subsidiary of the Transactions to which any of them is a party, except for those that the failure to make or obtain have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation. As of the date hereof, to the Knowledge of Constellation, Constellation is not aware of any reason why the necessary Constellation Regulatory and Third Party Approvals will not be received in order to permit consummation of the Transactions on a timely basis.

(2) Subject to receipt, filing or registration, as applicable, of Constellation Regulatory and Third Party Approvals, and the expiration of related waiting periods, and required filings under the Exchange Act, the Securities Act and state securities and “blue sky” Laws, the execution, delivery and performance of this Agreement by Constellation and the consummation by Constellation and the Constellation Subsidiaries of the Transactions to which any of them is a party, do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of Constellation or of any Significant Subsidiary of Constellation or to which Constellation or any Significant Subsidiary of Constellation or any of their material, directly owned properties is subject or bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of Constellation or any Constellation Subsidiary), (B) constitute a breach or violation of, or a default under, the Organizational Documents of Constellation or any Significant Subsidiary of Constellation or (C) require Constellation or any Significant Subsidiary of Constellation to obtain any consent or approval under any such Law, Contract or other instrument or agreement, except, in the case of clause (A) or (C), for any such breach, violation, default, consent or approval that has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(g) Constellation SEC Documents and Constellation Financial Statements.

(1) Constellation’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2014 and 2015, and all other reports, registration statements, definitive proxy statements or information statements filed by Constellation or any of the Constellation Subsidiaries subsequent to July 1, 2014 under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (such documents, collectively, the “Constellation SEC Documents”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as applicable, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any such Constellation SEC Document (including the related notes and schedules, the “Constellation Financial Statements”) (1) complied or will comply, as the case may be, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Constellation and the

Constellation Subsidiaries in all material respects; (3) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) in all material respects and (4) fairly presented in all material respects the consolidated financial position of Constellation and the Constellation Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Constellation SEC Document (including any related notes and schedules thereto) fairly presented in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Constellation and the Constellation Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved (except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements). To the Knowledge of Constellation, as of the date hereof, none of the Constellation SEC Documents is the subject of ongoing SEC review or outstanding SEC comments and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Constellation.

(2) Constellation has made available to each of the Other Parties complete and correct copies of all material written correspondence between the SEC, on one hand, and Constellation, on the other hand, since July 1, 2014, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC.

(3) Since July 1, 2014, Constellation has designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Constellation and its consolidated Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Constellation Board; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Constellation’s management has completed an assessment of the effectiveness of Constellation’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and, except as set forth in the Constellation SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Constellation’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Constellation maintained effective internal control over financial reporting as of December 31, 2015. Since July 1, 2014, Constellation (1) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Constellation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Constellation’s management as appropriate to allow timely decisions regarding required disclosure and (2) has not resulted in (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Constellation’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, involving management or other employees who have a significant role in Constellation’s internal control over financial reporting.

(4) Neither Constellation nor any of the Constellation Subsidiaries has entered into or is subject to (A) any “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (B) any commitment to become party to any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among Constellation or any Constellation Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in each case where the results, purpose or effect of such commitment or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Constellation or any Constellation Subsidiary in Constellation’s or such Subsidiaries’ published financial statements or other Constellation SEC Documents.

(h) Absence of Certain Changes. Since December 31, 2015 through the date of this Agreement, Constellation and the Constellation Subsidiaries have not incurred any liability other than in the ordinary course of business, except for any liabilities that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation. Since December 31, 2015 through the date of this Agreement, (A) Constellation and the Constellation Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (excluding the incurrence of expenses related to this Agreement and the Transactions) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.03 or otherwise), has resulted in or would reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(i) No Undisclosed Liabilities. Except (i) as reflected or adequately reserved against on the consolidated balance sheets of Constellation as of March 31, 2016, (ii) for liabilities and obligations incurred since March 31, 2016 in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations contemplated by this Agreement or in connection with the Transactions, neither Constellation nor any Constellation Subsidiary has any liabilities or obligations, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the notes to, the consolidated financial statements of Constellation and the Constellation Subsidiaries, other than as have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(j) Litigation. There is no suit, action, investigation or proceeding pending or, to Constellation’s Knowledge, threatened against Constellation or any Constellation Subsidiary or with respect to any Constellation Plan, nor is there any Order or arbitration outstanding against Constellation or any Constellation Subsidiary or with respect to any Constellation Plan, in each case, except for those that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(k) Compliance with Laws. Constellation and each Constellation Subsidiary:

(1) conducts, and since July 1, 2014 has conducted, its business in compliance in all material respects with all applicable Laws;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective properties, if any, and to conduct their businesses as presently conducted, except those the absence of which have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Constellation’s Knowledge, no suspension or cancellation of any of them is threatened, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation; and

(3) has not received, since July 1, 2014, any written notification from any Governmental Authority (A) asserting that Constellation or any Constellation Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization, in each case of clauses (A) and (B), except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(l) Material Contracts; Defaults.

(1) Section 4.03(l) of the Constellation Disclosure Letter sets forth a list of Contracts, including all amendments, supplements, exhibits and side letters to any such Contract, to which Constellation or any Constellation Subsidiary is a party or by which any of its properties or assets are bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of Constellation or any Constellation Subsidiary), which, as of the date of this Agreement (provided that Constellation shall not be required to list those Contracts that have been filed by Constellation with the SEC or incorporated by reference into the Constellation SEC Documents):

(i) is or will be required to be filed as an exhibit to Constellation’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Constellation or any Constellation Subsidiary, or which restricts the conduct of any line of business of Constellation or any Constellation Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of Constellation or the Constellation Subsidiaries, taken as a whole;

(iii) establishes a material partnership, joint venture or similar arrangement;

(iv) relates to the borrowing of money from, or extension of credit to, a third party, in each case having a principal amount of Indebtedness in excess of $100 million other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice (further Section 4.03(l) of the Constellation Disclosure Letter shall specifically note if the consummation of the Transactions, absent a consent from the counterparty to such Contract, results in a right of termination, cancellation, acceleration or amendment of, triggers any payments or results in any violation of or constitutes a breach or default of such Contract);

(v) requires Constellation or any Constellation Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $75 million, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi) is a management or advisory agreement with any NTR or is a RIC Fund Contract under which Constellation acts as an adviser;

(vii) is material to Constellation and is with a Governmental Authority; or

(viii) is material to Constellation and the Constellation Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring Constellation or any Constellation Subsidiary to offer a person any terms or conditions that are at least as favorable as those offered to any other person.

(2) Each Contract of the type described above in Section 4.03(l), whether or not set forth in Section 4.03(l) of the Constellation Disclosure Letter, is referred to herein as a “Constellation Material Contract.” Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation, each Constellation Material Contract is legal, valid, binding and enforceable in accordance with its terms on Constellation and each Constellation Subsidiary that is a party thereto and, to the Knowledge of Constellation, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(3) Neither Constellation nor any Constellation Subsidiary is in default under any Constellation Material Contract to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(4) Constellation has delivered or made available to each of the Other Parties or provided to the Other Parties for review, prior to the execution of this Agreement, true and complete copies of all of the Constellation Material Contracts.

(m) Employee Benefit Plans.

(1) Section 4.03(m)(1) of the Constellation Disclosure Letter sets forth an accurate and complete list of each material Constellation Plan. For purposes of this Agreement, “Constellation Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained, or required to be contributed to, or with respect to which any potential liability is borne, by Constellation or any Constellation Subsidiary.

(2) With respect to each material Constellation Plan, Constellation has made available to each of the Other Parties, to the extent applicable, accurate and complete copies of (v) the plan documents, including any amendments thereto, or a written description of such Constellation Plan if such plan is not set forth in a written document, (w) the most recent summary plan description together with any summaries of all material modifications thereto, (x) the most recent IRS determination or opinion letter, (y) the most recently prepared actuarial report and (z) related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any such plan. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation, each Constellation Plan has been administered and operated in compliance with its terms and all applicable Laws, including ERISA and the Code.

(3) With respect to each Constellation Plan that is an ERISA Plan and that is intended to be qualified under Section 401(a) of the Code, such Constellation Plan has been determined by the IRS to be qualified under Section 401(a) of the Code, and to Constellation’s Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Constellation Plan. With respect to any ERISA Plan, neither Constellation nor any of the Constellation Subsidiaries has engaged in a transaction in connection with which Constellation or any Constellation Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(4) Neither Constellation nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither Constellation nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years. Neither Constellation nor any Constellation Subsidiary has any liability for life or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4890B of the Code or Part 6 of Title I of ERISA and at no expense to Constellation or any Constellation Subsidiary.

(5) Except as set forth in Section 4.03(m)(5) of the Constellation Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of any of the Transactions (either alone or in connection with any other event, condition or circumstance) would (i) result in any compensatory payment (including any severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer, employee or consultant of Constellation or any Constellation Subsidiary, (ii) materially increase any benefits or compensation otherwise payable by Constellation or any Constellation Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any awards or benefits or give rise to any additional service credits under any Constellation Plan, or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(6) Neither Constellation nor any Constellation Subsidiary is a party to or maintains any plan, program, practice, agreement, arrangement or policy that provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(7) With respect to any Constellation Plans that are maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Constellation Plan”) (x) if intended to qualify for special tax treatment, any such Non-U.S. Constellation Plan meets the requirements for such treatment in all material respects, (y) the financial statements of Constellation and the Constellation Subsidiaries accurately reflect the Non-U.S. Constellation Plan liabilities and accruals for contributions required to be paid to any Non-U.S. Constellation Plan, in accordance with GAAP (or other accounting principles required under applicable Law) consistently applied, and (z) there have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under any Law or regulation in connection with a Non-U.S. Constellation Plan that has resulted or would be reasonably likely to result in a Material Adverse Effect with respect to Constellation or any Constellation Subsidiary.

(n) Labor Matters. Neither Constellation nor any of the Constellation Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization. As of the date hereof, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or arbitration or grievance pending or, to Constellation’s Knowledge, threatened. Each of Constellation and the Constellation Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health.

(o) Taxes.

(1) Constellation and each Constellation Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extension of time within which to file such Tax Returns, and all such Tax Returns are complete and correct, subject in each case to such exceptions as have not resulted in a Material Adverse Effect with respect to Constellation. Constellation and each Constellation Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. Neither Constellation nor any Constellation Subsidiary has received a written claim, or to the Knowledge of Constellation, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to material Tax in that jurisdiction. Constellation and each Constellation Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to each of them through the date of the most recent Constellation Financial Statements.

(2) Constellation (i) for all taxable years commencing with Constellation’s initial taxable year ended December 31, 2009 through December 31, 2015, has been subject to taxation as a REIT and has satisfied all requirements to qualify for taxation as a REIT; (ii) has operated since January 1, 2016 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner so that it will qualify as a REIT through the Constellation-Polaris Merger Effective

Time; (in the case of each of clauses (i), (ii), and (iii), independent of, and without having to comply with, any (A) procedure for payment of a material deficiency or other post-Closing dividend for any taxable year, or (B) provision for relief from any requirement of the Code which may be available from the IRS on a discretionary basis or only upon the payment of a material excise, penalty or similar Tax, and (iv) has not taken or omitted to take any action if such action or omission, as the case may be, could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and to the Knowledge of Constellation, no such challenge is pending or has been threatened in writing. Section 4.03(o)(2) of the Constellation Disclosure Letter sets forth a true, correct and complete list identifying each Constellation Subsidiary that is a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or any other entity treated as a corporation for U.S. federal income tax purposes.

(3) Constellation does not have any earnings and profits attributable to itself or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(4) Neither Constellation nor any Constellation Subsidiary (other than a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Constellation nor any Constellation Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “redetermined TRS service income,” or “excess interest” described in Section 857(b)(7) of the Code. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on Constellation or any Constellation Subsidiary.

(5) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Constellation threatened, with regard to any material Taxes or material Tax Returns of Constellation or any Constellation Subsidiary; (ii) no deficiency for Taxes of Constellation or any Constellation Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Constellation, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made or with respect to which the failure to pay has not resulted in a Material Adverse Effect with respect to Constellation; (iii) neither Constellation nor any Constellation Subsidiary has waived any statute of limitations with respect to material Taxes, or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (in each case other than in connection with any extension of time to file any Tax Return); and (iv) neither Constellation nor any Constellation Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with regard to material Taxes.

(6) Neither Constellation nor any Constellation Subsidiary (other than a Taxable REIT Subsidiary) holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder or to the “prohibited transactions” Tax under Section 857(b)(6), nor has it disposed of any such asset during its current taxable year.

(7) Constellation and each of the Constellation Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(8) There are no Constellation Tax Protection Agreements (as hereinafter defined) in force or otherwise binding upon Constellation or any Constellation Subsidiary. No person has raised in writing, or to the Knowledge of Constellation, threatened to raise a material claim against Constellation or any Constellation Subsidiary for any breach of any Constellation Tax Protection Agreements. As used herein, “Constellation Tax Protection Agreements” means any agreement to which Constellation, or any Constellation Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a Constellation Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Constellation Subsidiary Partnership, and that requires Constellation, or any Constellation Subsidiary to, or to use efforts to (or to indemnify any person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a Constellation Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account. As used herein, “Constellation Subsidiary Partnership” means a Constellation Subsidiary that is a partnership for United States federal income tax purposes.

(9) There are no material Tax Liens upon any property or assets of Constellation or any Constellation Subsidiary except for Permitted Liens with respect to Constellation.

(10) Neither Constellation nor any Constellation Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(11) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving Constellation or any Constellation Subsidiary other than customary gross-up provisions of any credit or similar commercial contract the primary purpose of which does not relate to Taxes.

(12) Neither Constellation nor any Constellation Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Constellation or any Constellation Subsidiary) or (ii) has any liability for material Taxes of any person (other than Constellation or any Constellation Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Laws), as a transferee or successor, by contract or otherwise.

(13) Neither Constellation nor any Constellation Subsidiary has participated in any “reportable transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b) other than any loss transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(5).

(14) Neither Constellation nor any Constellation Subsidiary has been the “distributing corporation” or “controlled corporation” (as such terms are defined in Section 355 of the Code) with respect to a distribution of stock described in or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) of the Code or Section 361 of the Code (i) within the two-year period ending as of the date of this Agreement, or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(15) Neither Constellation nor any Constellation Subsidiary is, will be (regardless of whether the Mergers occur) or would be, as a result of the Transactions, required to include material amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). None of Constellation or any Constellation Subsidiary has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the Transactions.

(16) No written power of attorney that has been granted by Constellation or any Constellation Subsidiary (other than to Constellation or a Constellation Subsidiary) is currently in force with respect to any matter relating to Taxes.

(17) Except as set forth in Section 4.03(o)(17) of the Constellation Disclosure Letter, no Constellation Subsidiary that is not a U.S. domestic corporation under applicable state law has ever been treated as other than a partnership or disregarded entity for U.S. federal income tax purposes, or has ever made an election on IRS Form 8832 with respect to its classification for U.S. federal income tax purposes. Without limitation of the foregoing, Constellation LLC is and always has been taxable as a partnership or a disregarded entity (and not as an association or publicly traded partnership taxable as a corporation) for U.S. federal income tax purposes.

(18) No Constellation Subsidiary directly or indirectly (i) manages a lodging facility or a health care facility or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated, in each case within the meaning of Section 856(l)(3) of the Code.

(19) Neither Constellation nor any Constellation Subsidiary owns any stock of Polaris or Sirius. No Constellation Subsidiary owns any stock of Constellation.

(20) Constellation is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(p) Financial Advisors. None of Constellation, the Constellation Subsidiaries or any of their directors, officers or employees has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement, Constellation has retained Bank of America Merrill Lynch as its financial advisor. The arrangements with such financial advisor have been disclosed to the Other Parties and any agreement with such financial advisor in respect of the Mergers and other Transactions has been provided in unredacted form to the Other Parties, in each case prior to the date hereof. As of the date of this Agreement, the Constellation Board has received an opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and other matters set forth therein, the Constellation Class A Exchange Ratio is fair, from a financial point of view, to the holders of Constellation Class A Common Stock.

(q) Intellectual Property. Constellation and the Constellation Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the Transactions, except for any changes that have not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(r) Real Property. Except as provided in Section 4.03(r) of the Constellation Disclosure Letter, Constellation does not own directly, lease or sublease any real property and no Constellation Subsidiary owns directly any real property other than for investment purposes made in the ordinary course of business. With respect to the real property leased or subleased to Constellation or the Constellation Subsidiaries, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of Constellation or any Constellation Subsidiary is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by Constellation or the Constellation Subsidiaries party to such agreement or permit termination, modification or acceleration by any third party thereunder, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that have not resulted in a Material Adverse Effect with respect to Constellation.

(s) Investment Company Act. Neither Constellation nor any of the Constellation Subsidiaries is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act. Neither Constellation nor any of the Constellation Subsidiaries serves as an investment adviser to any RIC Fund.

(t) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Constellation or any Constellation Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Polaris and Sirius, at the time of the Polaris Stockholders Meeting and the Sirius Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Sirius-Polaris Merger Effective Time and the Constellation-Polaris Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Constellation is responsible for filing with the SEC in connection with the Mergers, to the extent relating to Constellation or any Constellation Subsidiary or other information supplied by or on behalf of Constellation or any Constellation Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.03(t) will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Constellation by or on behalf of the Other Parties.

(u) Takeover Laws. The Constellation Board has taken all action necessary to render inapplicable to the Mergers and other Transactions the applicable provisions of any Takeover Law.

(v) Reorganization. Constellation has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent any of the Public Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(w) Related Party Transactions. As of the date of this Agreement, none of Constellation nor any Constellation Subsidiary is party to any transaction or arrangement under which any (a) present or former director or executive officer of Constellation or any Constellation Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of equity of Constellation or (c) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Constellation or any Constellation Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Constellation pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(x) Environmental Matters. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to Constellation: (a) each of Constellation and the Constellation Subsidiaries have at all times been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, consents, certificates, approvals and orders of any Governmental Authority required to be obtained pursuant to applicable Environmental Laws (“Constellation Environmental Permits”); (b) all Constellation Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) no suspension or cancellation of any Constellation Environmental Permit is pending or threatened in writing; (d) no property currently or formerly owned or operated by Constellation or any Constellation Subsidiary has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to result in liability to Constellation or any Constellation Subsidiary pursuant to any Environmental Law; and (e) there are no proceedings pending or threatened against Constellation or any of the Constellation Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Constellation or any of the Constellation Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law.

(y) Investment Adviser Matters.

(1) Each of Constellation and the Constellation Subsidiaries which is registered as an investment adviser with the SEC (each, a “Constellation Adviser”) has (i) adopted a formal code of ethics complying in all material respects with Rule 204A-1 under the Investment Advisers Act and (ii) adopted and implemented written policies and procedures that are reasonably designed to prevent and detect any material violations under applicable securities, commodities or other investment-related or trading-related laws (including the Investment Advisers Act). None of the Constellation Advisers nor any of their respective employees or persons “associated” (as defined in the Investment Advisers Act) with the Constellation Advisers is in material violation of such code of ethics or policies and procedures. Since June 30, 2014, there has been no noncompliance by the Constellation Advisers or any of their respective employees or associated persons with such code of ethics or policies and procedures, except for such matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect with respect to Constellation.

(2) None of the Constellation Advisers, any officer, director or employee thereof, Constellation or, to the Knowledge of Constellation, any other “affiliated person” (as defined in the Investment Company Act) of the Constellation Advisers who is required to be eligible, is ineligible, or subject to potential ineligibility, pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a registered investment company; and none of the Constellation Advisers, any officer, director or employee thereof, Constellation or, to the Knowledge of Constellation, any other person “associated” (as defined in the Investment Advisers Act) with the Constellation Advisers who is required to be qualified, is subject to potential disqualification pursuant to Section 203 of the Investment Advisers Act from serving as an investment adviser or as a person associated with an investment adviser or is subject to disqualification under Rule 206(4)-3 under the Investment Advisers Act; in each case, except for any such disqualification (x) that would not reasonably be expected to be material to the Constellation Adviser, or (y) with respect to which Constellation or another relevant person has received exemptive relief from the SEC or another relevant Governmental Authority that has the effect of nullifying such disqualification; nor is there any proceeding or investigation pending or, to the Knowledge of Constellation, threatened by any Governmental Authority that would result in any such ineligibility or disqualification, except for any such ineligibilities or disqualifications that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Constellation.

(3) None of the Constellation Advisers or any of a Constellation Adviser’s directors or officers (together with the Constellation Advisers, the “Constellation Adviser Regulation D Covered Persons”) is subject to a Disqualifying Event, and, to the Knowledge of Constellation, there is no inquiry, investigation, proceeding or action pending against any Constellation Adviser Regulation D Covered Person that could reasonably be expected to result in a Disqualifying Event.

(4) Each Constellation Adviser is not prohibited from providing investment advisory services, or from charging fees therefor, by the “pay-to-play” rules of any jurisdiction, including Rule 206(4)-5 under the Investment Advisers Act.

(5) All deficiency letters and examination reports that the Constellation Advisers has received since June 30, 2014 from any Governmental Authority are listed on Section 4.03(y)(5) of the Constellation Disclosure Letter, true, correct and complete copies of which have been made available to the Other Parties, along with all written responses thereto. All remedial actions necessary to cure in all material respects the deficiencies or violations set forth in such letters or reports have been taken by the Constellation Adviser. Constellation has made available to the Other Parties all material correspondence relating to any material inquiry, examination or investigation by any Governmental Authority received since June 30, 2014 regarding the Constellation Advisers and any of their respective employees or associated persons in connection with the services performed by such employees or associated persons in connection with the business of Constellation or a Constellation Subsidiary.

(z) Broker-Dealer Matters. Neither Constellation nor any of the Constellation Subsidiaries is, or on the Closing Date will be, required to be registered as a broker-dealer under the Exchange Act.

4.04 Access to Information; Disclaimer.

(a) Each party (1) has had an opportunity to discuss the business of the Other Parties and their respective Subsidiaries with the management of the Other Parties, (2) has had reasonable access to (i) the books and records of the Other Parties and their respective Subsidiaries and (ii) the documents provided by the Other Parties for purposes of the Transactions, (3) has been afforded the opportunity to ask questions of and receive answers from officers of the Other Parties and (4) has conducted its own independent investigation of the Other Parties and their respective Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any person on behalf of the Other Parties and their respective Subsidiaries, other than the representations and warranties of each of the Other Parties contained in the applicable section of this Agreement and any closing certificate delivered to such party pursuant to Article VII hereof and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the representations and warranties set forth in the applicable sections of this Agreement and any closing certificate delivered to such party pursuant to Article VII hereof, as applicable, each party further acknowledges and agrees that none of the Other Parties or any of their respective stockholders, directors, officers, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding such Other Parties and their respective Subsidiaries or their respective businesses and operations. Each party hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which such party is familiar, that such party is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that such party will have no claim against the Other Parties or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto, except in the case of fraud.

4.05 No Other Representations or Warranties.

(a) Except as expressly set forth in Section 4.01 and in any closing certificate delivered by Polaris pursuant to Article VII, neither (i) Polaris and any other person on behalf of Polaris, nor (ii) New Polaris and any other person on behalf of New Polaris, has made or makes any express or implied representations or warranties. Each of Polaris and New Polaris represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of Sirius set forth in Section 4.02 and of Constellation set forth in Section 4.03.

(b) Except as expressly set forth in Section 4.02 and in any closing certificate delivered by Sirius pursuant to Article VII, neither (i) Sirius and any other person on behalf of Sirius, (ii) New Sirius and any person on behalf of New Sirius, nor (iii) New Sirius Sub and any other person on behalf of New Sirius Sub, has made or makes any express or implied representations or warranties. Sirius represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of Polaris set forth in Section 4.01 and of Constellation set forth in Section 4.03.

(c) Except as expressly set forth in Section 4.03 and in any closing certificate delivered by Constellation pursuant to Article VII, neither Constellation nor any other person on behalf of Constellation, has made or makes any express or implied representations or warranties. Constellation represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of Polaris set forth in Section 4.01 and of Sirius set forth in Section 4.02.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGERS

5.01 Forbearances of Each Party. Each party agrees that from the date hereof until the Constellation-Polaris Merger Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 5.01 of the Polaris Disclosure Letter, Section 5.01 of the Sirius Disclosure Letter or Section 5.01 of the Constellation Disclosure Letter, as applicable or as required by applicable Law, without the prior written consent of each of the Other Parties (which consent will not be unreasonably withheld, delayed or conditioned and which consent may not be granted by any party after the Closing), such party will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary course of business consistent with past practice or fail to use reasonable best efforts to preserve intact its business organizations, and material assets and maintain its material rights, franchises, authorizations and existing relations with customers, suppliers, employees and business associates.

(b) Operations. Enter into any new material line of business or change its material operating policies, except as required by applicable Law.

(c) Shares. (1) Issue or sell any of its shares of capital stock or Rights (except, with respect to Sirius, issuance of shares of capital stock in connection with the Sirius LP Merger), or (2) permit any of its shares of capital stock or Rights to become subject to new grants, except (A) issuances of Polaris Equity Awards, Sirius Equity Awards, Constellation Equity Awards and any other form of employee incentive equity awards under the Polaris Stock Plans, Sirius Stock Plans or Constellation Stock Plans, as applicable, in the ordinary course of business consistent with past practice, in each case, subject to the aggregate limits specified in Section 6.11(c) of the Polaris Disclosure Letter, Section 6.11(c) of the Sirius Disclosure Letter or Section 6.11(c) of the Constellation Disclosure Letter, as applicable (B) settlement of Polaris Equity Awards, Sirius Equity Awards, Constellation Equity Awards and any other form of employee incentive equity awards under the Polaris Stock Plans, Sirius Stock Plans or Constellation Stock Plans, as applicable (including the forfeiture thereof in connection with the terms thereof or to satisfy any Tax withholding obligations to the holder thereof) in accordance with their terms, (C) issuances of shares of capital stock or Rights to wholly owned Subsidiaries, (D) issuances of shares of capital stock in connection with the conversion of convertible shares or units of such party outstanding as of the date hereof or otherwise issued in compliance with this Section 5.01(c) and (E) any exchange relating to any exchangeable notes of such party.

(d) Dividends, Distributions, Repurchases. (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock other than (A) dividends from its wholly-owned Subsidiaries to such party or another of its wholly owned Subsidiaries, (B) with respect to 2016, regular quarterly dividends in respect of the Constellation Shares and Sirius Shares of no more than $0.40 per share and in respect of the Polaris Shares of no more than $0.10 per share (and, with respect to the first calendar quarter of 2017, a dividend in an amount equal to, in respect of the Constellation Shares and Sirius Shares, $0.40 per share, and, in respect of the Polaris Shares, $0.10 per share, multiplied by a fraction, the numerator of which is the number of days elapsed in such quarter up to, and including, the Closing Date and the denominator of which is 90) (C) dividends on shares of preferred stock, according to their terms, (D) solely in the case of Polaris, the Polaris Special Dividend and (E) without duplication of the amounts described in clauses (A), (B), (C) and (D), additional dividends that are necessary for any applicable forbearing party to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the REIT Minimum Distribution Dividend), provided that in the case of (E), such dividends shall be taken into account in determining any adjustment to the Sirius Exchange Ratio or the Constellation Class A Exchange Ratio or Constellation Class B Exchange Ratio pursuant to Sections 2.10(c) and 2.11(c).

(e) Dispositions. Sell, transfer, or otherwise dispose of or discontinue any of its material assets (including any material Subsidiary), business or properties, except for sales, transfers or other dispositions or discontinuances in the ordinary course of business consistent with past practice (which shall be deemed to include asset sales in the ordinary course) that individually and in the aggregate, result in consideration to the forbearing party or any of its Subsidiaries not in excess of (i) $75 million with respect to any individual sale, transfer or other disposition or discontinuance or (ii) $300 million in the aggregate with respect to all sales, transfers and other dispositions and discontinuances.

(f) Acquisitions and Investments. Acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person (other than any wholly-owned Subsidiary of the forbearing party), except for acquisitions, loans, advances or capital contributions or investments that do not exceed, in the aggregate, $200 million (which shall exclude Indebtedness incurred in connection with any such acquisitions, loans, advances, capital contributions, or investments to the extent such Indebtedness is incurred in accordance with the terms of this Agreement).

(g) Insurance. Allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies).

(h) Organizational Documents. Amend the Organizational Documents of the forbearing party or any of its Significant Subsidiaries.

(i) Significant Subsidiaries. Form any person that would comprise a Significant Subsidiary or dissolve or liquidate any Significant Subsidiary.

(j) Accounting Methods. Implement or adopt any material change in its financial or regulatory accounting principles, practices or methods or materially change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit arrangement, other than as may be required by GAAP (it being understood that any such change that could reasonably result in the applicable person not being capable of satisfying the requirements for qualification and taxation as a REIT under the U.S. federal income tax Laws shall be considered “material” for purposes of this Section 5.01(j)).

(k) Adverse Actions. Notwithstanding anything herein to the contrary, knowingly take any action, or knowingly omit to take any action, which action or omission is reasonably likely to result in any of the conditions to the Mergers set forth in Article VII not being satisfied in a reasonably timely manner, except (with prior notice to the Other Parties) as may be required by applicable Law.

(l) Compensation and Benefits. Except as required pursuant to the terms of a Polaris Plan (which, for purposes of this Article V and Article VI, shall be deemed to include any Polaris Plan of which New Polaris becomes sponsor as a result of the Redomestication Merger), Sirius Plan or Constellation Plan (as applicable, a “Benefit Plan”) in effect as of the date hereof, or as otherwise required by applicable Law, (A) increase the rate of compensation or benefits payable to any director, executive officer, employee or other service provider of the forbearing party or any of its Subsidiaries, except (1) for employees who are not executive officers, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 10% in the aggregate and (2) the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice subject to the limits set forth on Section 6.11(c) of the Polaris Disclosure Letter, Section 6.11(c) of the Sirius Disclosure Letter and Section 6.11(c) of the Constellation Disclosure Letter, as applicable, (B) establish, adopt, materially amend or terminate any Benefit Plan except for (1) amendments to Benefit Plans made in the ordinary course of business consistent with past practice that do not materially increase the expense of maintaining such plan and (2) establishing or adopting Benefit Plans in the ordinary course of business consistent with past practice in connection with the forbearing party’s annual or open enrollment procedures or (C) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan.

(m) Taxes. Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent each of (x) the Redomestication Merger and (y) the New Holdco Merger together with the LLC Conversion from qualifying as a reorganization within the meaning of Section 368(a)(1)(F) of the Code or any of the Public Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code or cause any party that is intended to be a REIT to fail to qualify as a REIT; enter into, amend or modify any Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; materially amend any income Tax Return or any other material Tax Return; settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; take any action to recognize, trigger, or authorize any item described in Sections 4.01(o)(12), 4.02(o)(15), or 4.03(o)(15), as applicable, or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to preserve the status of any Subsidiary of the forbearing party as a disregarded entity or partnership for U.S. federal income tax purposes. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Polaris, New Polaris, Sirius, New Sirius or Constellation from taking any action, at any time or from time to time, that in the reasonable judgment of the applicable board of directors, upon advice of counsel to the applicable party, is reasonably necessary for the applicable party to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code and qualify or maintain its qualification for taxation as a REIT under the Code for any period, including making dividend or distribution payments to stockholders of the applicable party in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Polaris Subsidiary, Sirius Subsidiary or Constellation Subsidiary, as applicable, as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) either Sirius or Constellation from taking any action, at any time or from time to time, as the applicable party determines to be necessary to (1) be in compliance at all times with all of its obligations under any Tax Protection Agreement, and (2) avoid liability for any indemnification or other payment under any Tax Protection Agreement; provided, however, that before taking any action other than in the ordinary course of business with respect to any partnership agreement or joint venture agreement described in Section 4.02(o)(8) of the Sirius Disclosure Letter and Section 4.03(o)(8) of the Constellation Disclosure Letter, as applicable, pursuant to this clause (ii), the applicable party shall reasonably consult and cooperate with the other parties for purposes of minimizing any adverse effects of such actions to them and their shareholders.

(n) Debt. Except for intercompany Indebtedness and except as set forth in Section 5.01(n) of the Polaris Disclosure Letter, Sirius Disclosure Letter or Constellation Disclosure Letter, incur any indebtedness for borrowed money, or guarantee such indebtedness to another person.

(o) Litigation. Waive, compromise or settle any individual litigation, other than settlements that are for cash only and to the extent that the forbearing party or any of its Subsidiaries has a payment obligation of an amount not to exceed $10 million, which payment obligation would not be deemed to include any amount that is reimbursable or paid by a third-party, including insurance or third-parties managed or advised by a party or its Subsidiaries; provided, further that this Section 5.01(o) shall not limit any payment required by an Order.

(p) Material Contract. Enter into any Contract that would be required to be disclosed in Section 4.01(l) of the Polaris Disclosure Letter, Section 4.02(l) of the Sirius Disclosure Letter or Section 4.03(l) of the Constellation Disclosure Letter, as applicable, or modify, amend, terminate, assign or waive any material right under any Contract required to be disclosed on the applicable Disclosure Letter in any material respect outside the ordinary course of business consistent with past practice.

(q) Liquidation. Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; provided, however, that a wholly-owned Subsidiary shall be permitted to merge with and into, or liquidate into, another wholly-owned Subsidiary resulting in a deemed liquidation of either such Subsidiary.

(r) Lien. Create any Lien over any material asset or assets, other than Permitted Liens or in connection with refinancing any Indebtedness permitted to be incurred hereunder.

(s) Capital Expenditures. Make, authorize or incur any material capital expenditures or any obligations or liabilities in respect thereof.

(t) Engagement Letters. Amend or modify the compensation terms or any other material obligations of the forbearing party contained in any engagement letter with any financial advisor existing as of the date of this Agreement that relates to the Transactions.

(u) Related Party Transaction. Enter into any transaction that would be required to be disclosed by the forbearing party pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(v) Intellectual Property. Assign or license any material Intellectual Property to any third party.

(w) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.02 No Control of Other Party’s Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the Other Parties’ and their respective Subsidiaries’ operations prior to the Constellation-Polaris Merger Effective Time. Prior to the Constellation-Polaris Merger Effective Time, but subject to the Amended and Restated Asset Management Agreement, dated as of October 31, 2015 (the “Sirius Management Agreement”), by and between Sirius and NSAM J-NRF Ltd, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

COVENANTS

6.01 Polaris Acquisition Proposals.

(a) No Solicitation or Negotiation.

(1) Polaris will, and will cause the Polaris Subsidiaries and its and their respective directors, officers, employees and Affiliates, and shall direct each of its and the Polaris Subsidiaries’ other Representatives (to the extent acting on behalf of Polaris) to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted heretofore with respect to any Polaris Acquisition Proposal. Polaris will not, and will cause the Polaris Subsidiaries and its and their respective directors, officers, employees and Affiliates, and shall direct each of its and the Polaris Subsidiaries’ other Representatives (to the extent acting on behalf of Polaris) not to, directly or indirectly, (I) solicit, initiate, or knowingly encourage or knowingly facilitate inquiries or proposals for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Polaris Acquisition Proposal, (II) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Polaris Acquisition Proposal, or (III) approve, recommend or enter into any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Polaris Acquisition Proposal. As promptly as practicable following the date hereof (but in any event within three (3) business days of the date hereof), Polaris shall: (1) withdraw and terminate access that was granted to any person (other than the Other Parties and their respective Representatives) to any “data room” (virtual or physical) that was established in connection with the Transactions and (2) exercise and use reasonable best efforts to enforce any contractual rights available to Polaris to cause each person (other than the Other Parties and their respective Representatives) who received non-public or confidential information of any of Polaris or any Polaris Subsidiary to promptly return to Polaris or destroy such information; provided, however, notwithstanding anything to the contrary contained in this Agreement, Polaris shall be permitted to waive or to not enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential Polaris Acquisition Proposal directly to the Polaris Board (or a duly authorized committee thereof) if the Polaris Board (or a duly authorized committee thereof) determines in good faith that any such failure to waive or to not enforce would result in a breach of its fiduciary duties under applicable Law. Notwithstanding anything in this Agreement to the contrary, if at any time after the date of this Agreement and prior to the time, but not after, the Polaris Requisite Votes are obtained, Polaris and its Representatives may (A) provide information in response to a request therefor by a person or persons who has made a written Polaris Acquisition Proposal that did not result from a material breach of this Section 6.01(a) if Polaris receives from the person or persons so requesting such information an executed confidentiality agreement (containing a standstill provision and other provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Polaris not materially less favorable to Polaris than the provisions of the Confidentiality Agreements) and, as contemplated below, Polaris discloses to the Other Parties (and, if applicable, provides copies to the Other Parties of) such written Polaris Acquisition Proposal and any nonpublic information provided to such person or persons to the extent not previously so provided to such Other Party, and (B) engage or participate in any discussions or negotiations with any person who has made such a written Polaris Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Polaris Board (or a duly authorized committee thereof) has determined in good faith based on the information then available and after consultation with outside legal counsel and outside financial advisors that such Polaris Acquisition Proposal either constitutes a Polaris Superior Proposal or could reasonably be expected to lead to a Polaris Superior Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Representatives or Affiliates of any of Polaris or any Polaris Subsidiary shall be deemed to be a breach of this Section 6.01 by Polaris.

(2) Polaris will promptly (and in no event later than forty-eight (48) hours after receipt thereof) notify the Other Parties in writing if any Polaris Acquisition Proposal is received by Polaris, or any discussions or negotiations are sought to be initiated with Polaris in respect of such Polaris Acquisition Proposal, and shall, in any such notice to the Other Parties, indicate the identity of the person making, and the material terms and conditions of such Polaris Acquisition Proposal (and shall include with such notice copies of any written Polaris Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (i) keep the Other Parties reasonably informed of all material developments affecting the status and terms of any such Polaris Acquisition Proposals and of the status of any such discussions or negotiations and (ii) provide the Other Parties with any written supplements or written additions to any written Polaris Acquisition Proposal, including any revisions to any proposed transaction agreement. Neither Polaris nor any Polaris Subsidiary will enter into any agreement with any person subsequent to the date of this Agreement which prohibits Polaris from providing any information to the Other Parties in accordance with this Section 6.01.

(b) No Change of Recommendation. Except as expressly provided in Sections 6.01(c), 6.01(d) and 8.03(e), neither the Polaris Board, nor any committee thereof, nor any group of directors, formally or informally, shall:

(1) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the Other Parties, the Polaris Board Recommendation;

(2) authorize, approve, declare advisable, adopt or recommend or propose to publicly authorize, approve, declare advisable, adopt or recommend, any Polaris Acquisition Proposal;

(3) authorize, cause or permit Polaris or any Polaris Subsidiary to enter into any Alternative Acquisition Agreement for any Polaris Acquisition Proposal; or

(4) fail to include the Polaris Board Recommendation in the Proxy Statement (any action described in clauses (1), (2) or (4) of this Section 6.01(b) being referred to as a “Polaris Change of Recommendation”).

(c) Polaris Change of Recommendation; Right to Terminate. Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to the time, but not after, the Polaris Requisite Votes are obtained, and subject to compliance with the provisions of this Section 6.01(c) in all material respects, if (i) Polaris receives a Polaris Acquisition Proposal that did not result from a material breach of this Section 6.01 (and such proposal is not withdrawn) and the Polaris Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and outside financial advisors, that such Polaris Acquisition Proposal constitutes a Polaris Superior Proposal and, after consultation with outside legal counsel, that failure to effect a Polaris Change of Recommendation in connection with such Polaris Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Polaris Superior Proposal would be inconsistent with the Polaris directors’ duties under applicable Law, then the Polaris Board (or a duly authorized committee thereof) may effect a Polaris Change of Recommendation and/or terminate this Agreement in accordance with Section 8.03(c) or (ii) a Polaris Intervening Event occurs, and the Polaris Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to effect a Polaris Change of Recommendation would be inconsistent with the Polaris directors’ duties under applicable Law, then the Polaris Board (or a duly authorized committee thereof) may effect a Polaris Change of Recommendation; provided, however, that the Polaris Board (or a duly authorized committee thereof) may not take action contemplated by clause (i) or (ii) pursuant to the foregoing unless:

(1) Polaris has provided written notice to the Other Parties of its intention to take such action at least three (3) business days in advance of effecting a Polaris Change of Recommendation or terminating this Agreement (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Polaris Stockholders Meeting, in which case Polaris will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Polaris Notice Period”)), which notice shall specify in reasonable detail the reasons for such action and, if such action is made in response to a Polaris Superior Proposal, such prior written notice shall include a description of the material terms of such Polaris Superior Proposal and a copy of the then existing draft of the definitive agreement providing for such Polaris Superior Proposal and any then existing drafts of the other relevant transaction agreements (it being understood and agreed that any material amendment to the terms of such Polaris Superior Proposal (after having been initially determined by the Polaris Board (or a duly authorized committee thereof) to no longer constitute a Polaris Superior Proposal) shall require a new notice pursuant to this Section 6.01(c)(1) and a new Polaris Notice Period, except that such new Polaris Notice Period in connection with any such amendment shall be for two (2) business days from the time the Other Parties receive such notice (or as much notice as is reasonably practicable if there are less than two (2) business days prior to the Polaris Stockholders Meeting));

(2) if such action is made in response to a Polaris Superior Proposal, during the Polaris Notice Period, Polaris has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Polaris Superior Proposal ceases to constitute (in the good faith determination of the Polaris Board (or a duly authorized committee thereof), after consultation with outside legal counsel and outside financial advisors) a Polaris Superior Proposal; and

(3) if such action is made in response to a Polaris Intervening Event, during the Polaris Notice Period, Polaris has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the

Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement such that that the failure to effect a Polaris Change of Recommendation would not be inconsistent with the Polaris directors’ duties under applicable Law.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prevent Polaris or the Polaris Board (or a duly authorized committee thereof) from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or otherwise complying with its disclosure obligations under applicable Law with regard to a Polaris Acquisition Proposal, provided that, if such disclosure has the effect of withdrawing or adversely modifying, or does not restate, the Polaris Board Recommendation, such disclosure shall be deemed to be a Polaris Change of Recommendation.

6.02 Sirius Acquisition Proposals.

(a) No Solicitation or Negotiation.

(1) Sirius will, and will cause the Sirius Subsidiaries and its and their respective directors, officers, employees and Affiliates, and shall direct each of its and the Sirius Subsidiaries’ other Representatives (to the extent acting on behalf of Sirius) to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted heretofore with respect to any Sirius Acquisition Proposal. Sirius will not, and will cause the Sirius Subsidiaries and its and their respective directors, officers, employees and Affiliates, and shall direct each of its and the Sirius Subsidiaries’ other Representatives (to the extent acting on behalf of Sirius) not to, directly or indirectly, (I) solicit, initiate, or knowingly encourage or knowingly facilitate inquiries or proposals for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Sirius Acquisition Proposal, (II) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Sirius Acquisition Proposal, or (III) approve, recommend or enter into any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Sirius Acquisition Proposal. As promptly as practicable following the date hereof (but in any event within three (3) business days of the date hereof), Sirius shall: (1) withdraw and terminate access that was granted to any person (other than the Other Parties and their respective Representatives) to any “data room” (virtual or physical) that was established in connection with the Transactions and (2) exercise and use reasonable best efforts to enforce any contractual rights available to Sirius to cause each person (other than the Other Parties and their respective Representatives) who received non-public or confidential information of any of Sirius or any Sirius Subsidiary to promptly return to Sirius or destroy such information; provided, however, notwithstanding anything to the contrary contained in this Agreement, Sirius shall be permitted to waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential Sirius Acquisition Proposal directly to the Sirius Board (or a duly authorized committee thereof) if the Sirius Board (or a duly authorized committee thereof) determines in good faith that any such failure to waive or to not enforce would result in a breach of its duties under applicable Law. Notwithstanding anything in this Agreement to the contrary, if at any time after the date of this Agreement and prior to the time, but not after, the Sirius Requisite Vote is obtained, Sirius and its Representatives may (A) provide information in response to a request therefor by a person or persons who has made a written Sirius Acquisition Proposal that did not result from a material breach of this Section 6.02(a) if Sirius receives from the person or persons so requesting such information an executed confidentiality agreement (containing a standstill provision and other provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Sirius not materially less favorable to Sirius than the provisions of the Confidentiality Agreements) and, as contemplated below, Sirius discloses to the Other Parties (and, if applicable, provides copies to the Other Parties of) such written Sirius Acquisition Proposal and any nonpublic information provided to such person or persons to the extent not previously so provided to such Other Party, and (B) engage or participate in any discussions or negotiations with any person who has made such a written Sirius Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Sirius Board (or a duly authorized committee thereof) has determined in good faith based on the information then available and after consultation with outside legal counsel and outside financial advisors that such Sirius Acquisition Proposal either constitutes a Sirius Superior Proposal or could reasonably be expected to lead to a Sirius Superior Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Representatives or Affiliates of any of Sirius or any Sirius Subsidiary shall be deemed to be a breach of this Section 6.02 by Sirius.

(2) Sirius will promptly (and in no event later than forty-eight (48) hours after receipt thereof) notify the Other Parties in writing if any Sirius Acquisition Proposal is received by Sirius, or any discussions or negotiations are sought to be initiated with Sirius in respect of such Sirius Acquisition Proposal, and shall, in any such notice to the Other Parties, indicate the identity of the person making, and the material terms and conditions of such Sirius Acquisition Proposal (and shall include with such notice copies of any written Sirius Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (i) keep the Other Parties reasonably informed of all material developments affecting the status and terms of any such Sirius Acquisition Proposals and of the status of any such discussions or negotiations and (ii) provide the Other Parties with any written supplements or written additions to any written Sirius Acquisition Proposal, including any revisions to any proposed transaction agreement. Neither Sirius nor any Sirius Subsidiary will enter into any agreement with any person subsequent to the date of this Agreement which prohibits Sirius from providing any information to the Other Parties in accordance with this Section 6.02.

(b) No Change of Recommendation. Except as expressly provided in Sections 6.01(c), 6.01(d) and 8.04(e), neither the Sirius Board, nor any committee thereof, nor any group of directors, formally or informally, shall:

(1) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the Other Parties, the Sirius Board Recommendation;

(2) authorize, approve, declare advisable, adopt or recommend or propose to publicly authorize, approve, declare advisable, adopt or recommend, any Sirius Acquisition Proposal;

(3) authorize, cause or permit Sirius or any Sirius Subsidiary to enter into any Alternative Acquisition Agreement for any Sirius Acquisition Proposal; or

(4) fail to include the Sirius Board Recommendation in the Proxy Statement (any action described in clause (1), (2) or (4) of this Section 6.02(b) being referred to as a “Sirius Change of Recommendation”).

(c) Sirius Change of Recommendation; Right to Terminate. Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to the time, but not after, the Sirius Requisite Vote is obtained, and subject to compliance with the provisions of this Section 6.02(c) in all material respects, if (i) Sirius receives a Sirius Acquisition Proposal that did not result from a material breach of this Section 6.02 (and such proposal is not withdrawn) and the Sirius Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and outside financial advisors, that such Sirius Acquisition Proposal constitutes a Sirius Superior Proposal and, after consultation with outside legal counsel, that failure to effect a Sirius Change of Recommendation in connection with such Sirius Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Sirius Superior Proposal would be inconsistent with the Sirius directors’ duties under applicable Law then the Sirius Board (or a duly authorized committee thereof) may effect a Sirius Change of Recommendation and/or terminate this Agreement in accordance with Section 8.04(c) or (ii) a Sirius Intervening Event occurs and the Sirius Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to effect a Sirius Change of Recommendation would be inconsistent with the Sirius directors’ duties under applicable Law, then the Sirius Board (or a duly authorized committee thereof) may effect a Sirius Change of Recommendation; provided, however, that the Sirius Board (or a duly authorized committee thereof) may not take any action contemplated by clause (i) or (ii) pursuant to the foregoing unless:

(1) Sirius has provided written notice to the Other Parties of its intention to take such action at least three (3) business days in advance of effecting a Sirius Change of Recommendation or terminating this Agreement (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Sirius Stockholders Meeting, in which case Sirius will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Sirius Notice Period”)), which notice shall specify in reasonable detail the reasons for such action and, if such action is made in response to a Sirius Superior Proposal, such prior written notice shall include a description of the material terms of such Sirius Superior Proposal and a copy of the then existing draft of the definitive agreement providing for such Sirius Superior Proposal and any then existing drafts of the other relevant transaction agreements (it being understood and agreed that any material amendment to the terms of such Sirius Superior Proposal (after having been initially determined by the Sirius Board (or a duly authorized committee thereof) to no longer constitute a Sirius Superior Proposal) shall require a new notice pursuant to this Section 6.02(c)(1) and a new Sirius Notice Period, except that such new Sirius Notice Period in connection with any such amendment shall be for two (2) business days from the time the Other Parties receive such notice (or as much notice as is reasonably practicable if there are less than two (2) business days prior to the Sirius Stockholders Meeting));

(2) if such action is made in response to a Sirius Superior Proposal, during the Sirius Notice Period Sirius has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Sirius Superior Proposal ceases to constitute (in the good faith determination of the Sirius Board (or a duly authorized committee thereof), after consultation with outside legal counsel and outside financial advisors) a Sirius Superior Proposal; and

(3) if such action is made in response to a Sirius Intervening Event, during the Sirius Notice Period, Sirius has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement such that that the failure to effect a Sirius Change of Recommendation would not be inconsistent with the Sirius directors’ duties under applicable Law.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prevent Sirius or the Sirius Board (or a duly authorized committee thereof) from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or otherwise complying with its disclosure obligations under applicable Law with regard to a Sirius Acquisition Proposal, provided that, if such disclosure has the effect of withdrawing or adversely modifying, or does not restate, the Sirius Board Recommendation, such disclosure shall be deemed to be a Sirius Change of Recommendation.

6.03 Constellation Acquisition Proposals.

(a) No Solicitation or Negotiation.

(1) Constellation will, and will cause the Constellation Subsidiaries and its and their respective directors, officers, employees and Affiliates, and shall direct each of its and the Constellation Subsidiaries’ other Representatives (to the extent acting on behalf of Constellation) to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted heretofore with respect to any Constellation Acquisition Proposal. Constellation will not, and will cause the Constellation Subsidiaries and its and their respective directors, officers, employees and Affiliates, and shall direct each of its and the Constellation Subsidiaries’ other Representatives (to the extent acting on behalf of Constellation) not to, directly or indirectly, (I) solicit, initiate, or knowingly encourage or knowingly facilitate inquiries or proposals for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Constellation Acquisition Proposal, (II) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Constellation Acquisition Proposal, or (III) approve, recommend or enter into any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Constellation Acquisition Proposal. As promptly as practicable following the date hereof (but in any event within three (3) business days of the date hereof), Constellation shall: (1) withdraw and terminate access that was granted to any person (other than the Other Parties and their respective Representatives) to any “data room” (virtual or physical) that was established in connection with the Transactions and (2) exercise and use reasonable best efforts to enforce any contractual rights available to Constellation to cause each person (other than the Other Parties and their respective Representatives) who received non-public or confidential information of any of Constellation or any Constellation Subsidiary to promptly return to Constellation or destroy such information; provided, however, notwithstanding anything to the contrary contained in this Agreement, Constellation shall be permitted to waive or to fail to enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential Constellation Acquisition Proposal directly to the Constellation Board (or a duly authorized committee thereof) if the Constellation Board (or a duly authorized committee thereof) determines in good faith that any such failure to waive or to not enforce would result in a breach of its duties under applicable Law. Notwithstanding anything in this Agreement to the contrary, if at any time after the date of this Agreement and prior to the time, but not after, the Constellation Requisite Vote is obtained, Constellation and its Representatives may (A) provide information in response to a request therefor by a person or persons who has made a written Constellation Acquisition Proposal that did not result from a material breach of this Section 6.03(a) if Constellation receives from the person or persons so requesting such information an executed confidentiality agreement (containing a standstill provision and other provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Constellation not materially less favorable to Constellation than the provisions of the Confidentiality Agreements) and, as contemplated below, Constellation discloses to the Other Parties (and, if applicable, provides copies to the Other Parties of) such written Constellation Acquisition Proposal and any nonpublic information provided to such person or persons to the extent not previously so provided to such Other Party, and (B) engage or participate in any discussions or negotiations with any person who has made such a written Constellation Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Constellation Board (or a duly authorized committee thereof) has determined in good faith based on the information then available and after consultation with outside legal counsel and outside financial advisors that such Constellation Acquisition Proposal either constitutes a Constellation Superior Proposal or could reasonably be expected to lead to a Constellation Superior Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Representatives or Affiliates of any of Constellation or any Constellation Subsidiary shall be deemed to be a breach of this Section 6.03 by Constellation.

(2) Constellation will promptly (and in no event later than forty-eight (48) hours after receipt thereof) notify the Other Parties in writing if any Constellation Acquisition Proposal is received by Constellation, or any discussions or negotiations are sought to be initiated with Constellation in respect of such Constellation Acquisition Proposal, and shall, in any such notice to the Other Parties, indicate the identity of the person making, and the material terms and conditions of such Constellation Acquisition Proposal (and shall include with such notice copies of any written Constellation Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (i) keep the Other Parties reasonably informed of all material developments affecting the status and terms of any such Constellation Acquisition Proposals and of the status of any such discussions or negotiations and (ii) provide the Other Parties with any written supplements or written additions to any written Constellation Acquisition Proposal, including any revisions to any proposed transaction agreement. Neither Constellation nor any Constellation Subsidiary will enter into any agreement with any person subsequent to the date of this Agreement which prohibits Constellation from providing any information to the Other Parties in accordance with this Section 6.03.

(b) No Change of Recommendation. Except as expressly provided in Sections 6.03(c), 6.03(d) and 8.05(e), neither the Constellation Board, nor any committee thereof, nor any group of directors, formally or informally, shall:

(1) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the Other Parties, the Constellation Board Recommendation;

(2) authorize, approve, declare advisable, adopt or recommend or propose to publicly authorize, approve, declare advisable, adopt or recommend, any Constellation Acquisition Proposal;

(3) authorize, cause or permit Constellation or any Constellation Subsidiary to enter into any Alternative Acquisition Agreement for any Constellation Acquisition Proposal; or

(4) fail to include the Constellation Board Recommendation in the Proxy Statement (any action described in clause (1), (2) or (4) of this Section 6.03(b) being referred to as a “Constellation Change of Recommendation”).

(c) Constellation Change of Recommendation; Right to Terminate. Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to the time, but not after, the Constellation Requisite Vote is obtained, and subject to compliance with the provisions of this Section 6.03(c) in all material respects, if (i) Constellation receives a Constellation Acquisition Proposal that did not result from a material breach of this Section 6.03 (and such proposal is not withdrawn) and the Constellation Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and outside financial advisors, that such Constellation Acquisition Proposal constitutes a Constellation Superior Proposal and, after consultation with outside legal counsel, that failure to effect a Constellation Change of Recommendation in connection with such Constellation Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Constellation Superior Proposal would be inconsistent with the Constellation directors’ duties under applicable Law, then the Constellation Board (or a duly authorized committee thereof) may effect a Constellation Change of Recommendation and/or terminate this Agreement in accordance with Section 8.05(e) or (ii) a Constellation Intervening Event occurs and the Constellation Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to effect a Constellation Change of Recommendation would be inconsistent with the Constellation directors’ duties under applicable Law, then the Constellation Board (or a duly authorized committee thereof) may effect a Constellation Change of Recommendation; provided, however, that the Constellation Board (or a duly authorized committee thereof) may not take any action contemplated by clause (i) or (ii) pursuant to the foregoing unless:

(1) Constellation has provided written notice to the Other Parties of its intention to take such action at least three (3) business days in advance of effecting a Constellation Change of Recommendation or terminating this Agreement (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Constellation Stockholders Meeting, in which case Constellation will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Constellation Notice Period”)), which notice shall specify in reasonable detail the reasons for such action and, if such action is made in response to a Polaris Superior Proposal, such prior written notice shall include a description of the material terms of such Constellation Superior Proposal and a copy of the then existing draft of the definitive agreement providing for such Constellation Superior Proposal and any existing drafts of the other relevant transaction agreements (it being understood and agreed that any material amendment to the terms of such Constellation Superior Proposal (after having been initially determined by the Constellation Board (or a duly authorized committee thereof) to no longer constitute a Constellation Superior Proposal) shall require a new notice pursuant to this Section 6.03(c)(1) and a new Constellation Notice Period, except that such new Constellation Notice Period in connection with any such amendment shall be for two (2) business days from the time the Other Parties receive such notice (or as much notice as is reasonably practicable if there are less than two (2) business days prior to the Constellation Stockholders Meeting));

(2) if such action is made in response to a Constellation Superior Proposal, during the Constellation Notice Period Constellation has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Constellation Superior Proposal ceases to constitute (in the good faith determination of the Constellation Board (or a duly authorized committee thereof), after consultation with outside legal counsel and outside financial advisors) a Constellation Superior Proposal; and

(3) if such action is made in response to a Constellation Intervening Event, during the Constellation Notice Period, Constellation has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the failure to effect a Constellation Change of Recommendation would not be inconsistent with the Constellation directors’ duties under applicable Law.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prevent Constellation or the Constellation Board (or a duly authorized committee thereof) from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or otherwise complying with its disclosure obligations under applicable Law with regard to a Constellation Acquisition Proposal, provided that, if such disclosure has the effect of withdrawing or adversely modifying, or does not restate, the Constellation Board Recommendation, such disclosure shall be deemed to be a Constellation Change of Recommendation.

6.04 Preparation of the Form S-4 and the Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, (i) the parties shall jointly prepare the Proxy Statement in preliminary form, and (ii) Polaris shall prepare, and cause New Polaris to file with the SEC, the Form S-4 with respect to the New Polaris Common Shares and the shares of New Polaris Preferred Stock issuable in the Mergers and in connection with the settlement or exercise as of or after Closing of the Polaris Equity Awards, the Sirius Equity Awards and the Constellation Equity Award, which will include the Proxy Statement and a prospectus of New Polaris. Each of the parties shall use its reasonable best efforts to (x) have the Proxy Statement cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Proxy Statement and Form S-4 comply in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Mergers. Each of the parties shall promptly furnish all information concerning itself, its Affiliates, and the holders of its stock to the Other Parties and provide such other assistance as may be reasonably requested or necessary in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. Subject to Sections 6.01(c), 6.01(d), 6.02(c), 6.02(d), 6.03(c) and 6.03(d), as applicable, the Form S-4 and Proxy Statement shall include all information reasonably requested by such Other Party to be included therein. Each of the parties shall promptly notify the Other Parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Form S-4 received from the SEC and notify the Other Parties of any oral comments with respect to the Proxy Statement or the Form S-4 received from the SEC. Each of the parties shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Polaris shall use its reasonable best efforts to cause New Polaris to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the parties shall cooperate with and provide to the Other Parties a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall consider in good faith including in such document or response any comments reasonably proposed by the Other Parties. Each of the parties shall notify the Other Parties, promptly after it receives notice thereof, of the time of the effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the New Polaris Common Shares or the shares of New Polaris Preferred Stock issuable in connection with the Mergers, the settlement or exercise as of or after Closing of the Polaris Equity Awards, the Sirius Equity Awards, Constellation Equity Awards for offering or sale in any jurisdiction, and each of the parties shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. The parties shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, the DGCL or the MGCL, as applicable, and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement and the Form S-4, and the solicitation of proxies from the common stockholders of each of the parties thereunder.

(b) Each of the parties shall, upon request, furnish to the Other Parties all information concerning itself, its Subsidiaries, its directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the parties or any of their respective Subsidiaries to the NYSE or any Governmental Authority (including the Form S-4 and the Proxy Statement) in connection with the Transactions. In addition, each of Polaris, Sirius and Constellation will use its reasonable best efforts to (i) provide interim financial statements (including footnotes) of Polaris and the Polaris Subsidiaries, Sirius and the Sirius Subsidiaries or Constellation and the Constellation Subsidiaries, as applicable, that are required by the Securities Act to be included in the Form S-4 that have been reviewed by its independent registered public accounting firm, (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements, (iii) request its independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on its annual audited consolidated financial statements included in the Form S-4, and (iv) provide information concerning Polaris, Sirius or Constellation, as applicable, necessary to enable the parties to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit New Polaris to prepare the Form S-4. Notwithstanding the foregoing and except as required by applicable Law, no party shall furnish any information that is the subject of any confidentiality agreement with any third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party with respect to furnishing such information) or subject to any attorney client privilege (provided that the withholding party shall use its reasonable best efforts to permit the furnishing of such information in a manner that does not result in loss or waiver of privilege).

(c) If, at any time prior to receipt of the Polaris Requisite Votes, the Sirius Requisite Vote or the Constellation Requisite Vote, any information relating to Polaris, Sirius, Constellation or any of their respective Affiliates, should be discovered by Polaris, Sirius or Constellation which, in the reasonable judgment of Polaris, Sirius or Constellation, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the Other Parties, and the parties shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4, as applicable and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to common stockholders of Polaris, Sirius or Constellation. Nothing in this Section 6.04(c) shall limit the obligations of any party under Section 6.04(a). For purposes of this Section 6.04, any information concerning or related to Polaris, its Affiliates or the Polaris Stockholders Meeting will be deemed to have been provided by Polaris, any information concerning or related to Sirius or its Affiliates or the Sirius Stockholders Meeting will be deemed to have been provided by Sirius, and any information concerning or related to Constellation or its Affiliates or the Constellation Stockholders Meeting will be deemed to have been provided by Constellation.

6.05 Stockholders Meetings.

(a) Polaris, acting through the Polaris Board (or a duly authorized committee thereof), shall, as promptly as practicable after the Form S-4 is declared effective, take all action required by the DGCL and its Organizational Documents and the applicable requirements of the NYSE necessary to duly call, give notice of, convene and hold as promptly as practicable a meeting of the common stockholders of Polaris for the purpose of adopting and approving this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance and the Polaris Constellation Stock Issuance and the other Transactions (as they may be combined or separately required to be proposed or presented) and any other matters required to be voted on by the common stockholders of Polaris in connection with the Transactions (including any postponement, adjournment or recess thereof, the “Polaris Stockholders Meeting”); provided that Polaris may postpone, recess or adjourn such meeting solely (1) to the extent required by applicable Law, (2) with the prior written consent of the Other Parties, (3) to allow reasonable additional time to solicit additional proxies to the extent Polaris reasonably believes necessary in order to obtain the Polaris Requisite Votes, (4) in the absence of a quorum and (5) if Polaris has delivered any notice contemplated by Section 6.01(c) and the time periods contemplated by Section 6.01(c) have not expired; provided further that, in each case, Polaris shall not be permitted to postpone, recess or adjourn such meeting to a date after the date that is three (3) business days prior to the Outside Date.

(b) Sirius, acting through the Sirius Board (or a duly authorized committee thereof), shall, as promptly as practicable after the Form S-4 is declared effective, take all action required by the MGCL and its Organizational Documents and the applicable requirements of the NYSE necessary to duly call, give notice of, convene and hold as promptly as practicable a meeting of the holders of the Sirius Shares for the purpose of adopting the Sirius Upstream Merger, approving the New Holdco Merger, the Sirius-Polaris Merger, the LLC Conversion and the other Transactions, to the extent applicable to Sirius (as they may be combined or separately required to be proposed or presented) and any other matters required to be voted on by the common stockholders of Sirius in connection with the Transactions (including any postponement, adjournment or recess thereof, the “Sirius Stockholders Meeting”); provided that Sirius may postpone, recess or adjourn such meeting solely (1) to the extent required by applicable Law, (2) with the prior written consent of the Other Parties, (3) to allow reasonable additional time to solicit additional proxies to the extent Sirius reasonably believes necessary in order to obtain the Sirius Requisite Vote, (4) in the absence of a quorum and (5) if Sirius has delivered any notice contemplated by Section 6.02(c) and the time periods contemplated by Section 6.02(c) have not expired; provided further that, in each case, Sirius shall not be permitted to postpone, recess or adjourn such meeting to a date after the date that is three (3) business days prior to the Outside Date.

(c) Constellation, acting through the Constellation Board (or a duly authorized committee thereof), shall, as promptly as practicable after the Form S-4 is declared effective, take all action required by the MGCL and its Organizational Documents and the applicable requirements of the NYSE necessary to duly call, give notice of, convene and hold as promptly as practicable a meeting of the holders of the Constellation Shares for the purpose of approving the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, (as they may be combined or separately required to be proposed or presented) and any other matters required to be voted on by the common stockholders of Constellation in connection with the Transactions (including any postponement, adjournment or recess thereof, the “Constellation Stockholders Meeting”); provided that Constellation may postpone, recess or adjourn such meeting solely (1) to the extent required by applicable Law, (2) with the prior written consent of the Other Parties, (3) to allow reasonable additional time to solicit additional proxies to the extent Constellation reasonably believes necessary in order to obtain the Constellation Requisite Vote, (4) in the absence of a quorum and (5) if Constellation has delivered any notice contemplated by Section 6.03(c) and the time periods contemplated by Section 6.03(c) have not expired; provided further that, in each case, Constellation shall not be permitted to postpone, recess or adjourn such meeting to a date after the date that is three (3) business days prior to the Outside Date.

(d) The parties shall use their reasonable best efforts to hold the Polaris Stockholders Meeting, the Sirius Stockholders Meeting and the Constellation Stockholders Meeting on the same day.

(e) Unless this Agreement is validly terminated in accordance with Article VIII, Polaris shall submit this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance, the Polaris Constellation Stock Issuance and the other Transactions for consideration and adoption and approval at the Polaris Stockholders Meeting even if the Polaris Board (or a duly authorized committee thereof) shall have effected a Polaris Change of Recommendation, in which case the Polaris Board (or a duly authorized committee thereof) may submit this Agreement, the Redomestication Merger, the New Polaris Charter, the Polaris Sirius Stock Issuance, the Polaris Constellation Stock Issuance and the other Transactions to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

(f) Unless this Agreement is validly terminated in accordance with Article VIII, Sirius shall submit the Sirius LP Merger, the Sirius Upstream Merger, the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, to the extent applicable to Sirius, for consideration and adoption and approval at the Sirius Stockholders Meeting even if the Sirius Board (or a duly authorized committee thereof) shall have effected a Sirius Change of Recommendation in which case the Sirius Board (or a duly authorized committee thereof) may submit the Sirius LP Merger, the Sirius Upstream Merger, the New Holdco Merger, the Sirius-Polaris Merger and the other Transactions, to the extent applicable to Sirius, to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

(g) Unless this Agreement is validly terminated in accordance with Article VIII, Constellation shall submit the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, for consideration and adoption and approval at the Constellation Stockholders Meeting even if the Constellation Board (or a duly authorized committee thereof) shall have effected a Constellation Change of Recommendation in which case the Constellation Board (or a duly authorized committee thereof) may submit the Constellation-Polaris Merger and the other Transactions, to the extent applicable to Constellation, to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

6.06 Actions.

(a) On the terms and subject to the conditions of this Agreement, each party (including, to the extent applicable, Polaris in its capacity as the external manager of Sirius pursuant to the Sirius Management Agreement) will use its reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable under applicable Laws, so as to permit consummation of the Mergers as promptly as practicable in accordance with this Agreement and otherwise to enable consummation of the Transactions, and each will cooperate fully with, and furnish information to, the Other Parties to those ends.

(b) The parties and their respective Subsidiaries will cooperate and use their respective reasonable best efforts to prepare as promptly as practicable all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Mergers (including Requisite Regulatory Approvals) and the other Transactions and will make all necessary filings in respect of the Requisite Regulatory Approvals as soon as practicable. Each of the parties will have the right to review in advance, and to the extent practicable each will consult with the Other Parties, in each case subject to applicable Laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals. In addition, each party shall, and shall cause its Subsidiaries, to use their respective reasonable best efforts to obtain any consents, approvals or waivers under any material Contract pursuant to which the Transactions could give rise to a default or acceleration (following the provision of any notice, passage of time or both) thereunder and to take any further actions reasonably requested by an Other Party to avoid any such default or acceleration. In exercising the foregoing rights, each of the parties will act reasonably and as promptly as practicable. Each party will consult with the Other Parties with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and each party will keep the Other Parties apprised of the status of material matters relating to completion of the Transactions. At the written request of any party not less than sixty (60) days prior to the anticipated Closing Date, the parties shall take the actions specified on Section 6.06(b) of the Constellation Disclosure Letter.

(c) Each party will, upon request, furnish the Other Parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such Other Party or any of their respective Subsidiaries with or to any third party or Governmental Authority in connection with the Transactions.

(d) Without limiting the foregoing, each party shall:

(1) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable following the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Authority pursuant to the HSR Act and to take any and all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; and

(2) make an appropriate filing with Financial Industry Regulatory Authority (“FINRA”), if required by the rules and regulations of FINRA, with respect to the Transactions as promptly as practicable following the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested by FINRA pursuant to NASD Rule 1017 and all other applicable rules and to take any and all other actions reasonably necessary to obtain the necessary approvals of FINRA; and

(3) make appropriate filings with respect to any other Requisite Regulatory Approvals, in each case, as promptly as practicable after the date hereof and to take any and all other actions reasonably necessary to obtain the necessary approvals of the applicable Governmental Authorities.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.06, if any administrative or judicial action or proceeding, including any proceeding by a private person, is instituted (or threatened to be instituted) challenging the Transactions (“Transaction Litigation”), such party against whom the action or proceeding has been brought (or that has Knowledge such action or proceeding has been threatened), shall promptly notify the Other Parties thereof. The parties shall reasonably cooperate and consult each other in good faith on any material decisions in the defense of any Transaction Litigation and none of the parties shall settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any such Transaction Litigation, without each of the Other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.07 Press Releases. Each party will consult with the Other Parties before issuing any press release, written and broadly disseminated employee communication or other written stockholder communication with respect to the Mergers or the other Transactions or this Agreement and will not issue any such stockholder communication or make any such public statement with respect to the Mergers or the other Transactions or this Agreement without the prior written consent of the Other Parties, which will not be unreasonably withheld, delayed or conditioned; provided that a party may, without the prior written consent of the Other Parties (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable Law or securities exchange rules; provided, further, that a party may, without the prior written consent of the Other Parties, and without consultation, issue any communications relating to a Polaris Acquisition Proposal, Sirius Acquisition Proposal or Constellation Acquisition Proposal, as applicable; provided, further, that any such communication relating to a Polaris Acquisition Proposal, Sirius Acquisition Proposal or Constellation Acquisition Proposal that does not restate the Polaris Board Recommendation, Sirius Board Recommendation or Constellation Board Recommendation, respectively, shall be a Polaris Change of Recommendation, Sirius Change of Recommendation or Constellation Change of Recommendation, as the case may be. The parties will use their respective reasonable best efforts to cooperate on a prompt basis to develop all public communications and make appropriate members of management available at presentations related to the Transactions as reasonably requested by the Other Parties. Notwithstanding the foregoing, nothing in this Section 6.07 limits the obligations of Polaris, Sirius and Constellation under Section 6.01, Section 6.02 and Section 6.03, respectively.

6.08 Access; Information.

(a) Each of the parties agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the Other Parties, and the Other Parties’ respective directors, officers, employees, counsel, accountants and other authorized Representatives, reasonable access during normal business hours throughout the period from the date hereof until the Constellation-Polaris Merger Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the Other Parties may reasonably request and, during such period, each party will furnish promptly to the Other Parties (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities Laws, and (2) such other information concerning the business, properties and personnel of it as the other may reasonably request. None of the parties will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will use their respective reasonable best efforts to make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will hold any information which is nonpublic and confidential to the extent required by, and in accordance with, the confidentiality agreements between the parties (the “Confidentiality Agreements”).

6.09 Takeover Laws and Provisions. Each party shall not, and shall cause its respective Subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Takeover Law to become applicable to this Agreement, the Transactions, or grant any waiver under any Takeover Law with respect to any Sirius Acquisition Proposal, Polaris Acquisition Proposal or Constellation Acquisition Proposal, as applicable, or other transaction with a third party. If any Takeover Law is or may become applicable to the Transactions, each of the parties and the respective board or directors shall grant such approvals and shall use its respective reasonable best efforts to take such actions so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any Takeover Law on the Transactions. Nothing in this Section 6.09 shall be construed to permit Polaris to do any act that would constitute a violation or breach of, or as a waiver of any of Sirius’ or Constellation’s rights under, any other provision of this Agreement.

6.10 Indemnification.

(a) From and after the Constellation-Polaris Merger Effective Time, New Polaris shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and New Polaris shall also advance reasonable expenses as incurred to the fullest extent permitted under applicable Law; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director or officer of Polaris, Sirius and Constellation and each of their respective Subsidiaries, in each case, when such individual is acting in such capacity (collectively, the “Indemnified Parties” and each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Applicable Effective Time arising out of the Transactions.

(b) Without limiting the foregoing, for a period of six years from and after the Constellation-Polaris Merger Effective Time, New Polaris shall not and shall not permit the New Polaris Subsidiaries to amend, repeal or otherwise modify any provision in the New Polaris Constituent Documents relating to the exculpation or indemnification (including fee advancement) of any Indemnified Parties in any manner that would adversely affect the rights thereunder of any Indemnified Parties, it being the intent of the parties that the Indemnified Parties shall continue to be entitled to such exculpation and indemnification (including fee advancement) to the fullest extent permitted under applicable Law as provided in Section 6.10(a). New Polaris shall, and shall cause the New Polaris Subsidiaries to, honor and perform under all indemnification obligations owed to any of the Indemnified Parties.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.10(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify New Polaris thereof, but the failure to so notify shall not relieve New Polaris of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party (and only to the extent of such prejudice). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Applicable Effective Time), (1) New Polaris shall have the right to assume the defense thereof, and New Polaris shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if New Polaris elects not to assume such defense or counsel for the Indemnified Parties and advises that there are issues which raise conflicts of interest between New Polaris and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and New Polaris shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that New Polaris shall be obligated pursuant to this Section 6.10(c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (2) the Indemnified Parties will cooperate in the defense of any such matter, and (3) New Polaris shall not be liable for any settlement effected without its prior written consent; and provided further that New Polaris shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) Prior to Closing, New Polaris shall obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Constellation-Polaris Merger Effective Time from an insurance carrier with the same or better credit rating as Polaris’, Sirius’ and Constellation’s current insurance carriers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as Polaris’, Sirius’ and Constellation’s existing policies with respect to matters existing or occurring at or prior to the Applicable Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby). If New Polaris fails to obtain such “tail” insurance policies as of the Constellation-Polaris Merger Effective Time, New Polaris shall maintain in effect for a period of at least six years from and after the Constellation-Polaris Merger Effective Time the D&O Insurance in place as of the date of this Agreement, with benefits and levels of coverage at least as favorable as provided in Polaris’, Sirius’ and Constellation’s existing policies as of the date of this Agreement, or New Polaris shall use its reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in New Polaris’ existing policies as of the date of this Agreement.

(e) If New Polaris or any of its successors or assigns (1) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Polaris shall assume all of the obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of each of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Organizational Documents of Polaris, Sirius, Constellation or any of their respective Subsidiaries, or under any applicable contracts or Laws. The parties acknowledge and agree that upon the consummation of the Constellation-Polaris Merger, New Polaris (as the successor to Constellation) shall be bound by the terms of that certain Contribution and Implementation Agreement, dated as of December 23, 2014, by and among Constellation and the other parties signatory thereto, including the indemnification obligations set forth in Section 7.11 thereof, and shall be responsible for the observance and full performance of the obligations of Constellation thereunder.

6.11 Employee Matters.

(a) With respect to any Benefit Plan in which (x) any employee of New Polaris and the New Polaris Subsidiaries who is employed as of immediately prior to the Sirius-Polaris Merger Effective Time and who remains an employee of New Polaris or any of its Affiliates upon the Sirius-Polaris Merger Effective Time (each, a “New Polaris Continuing Employee”), (y) any employee of Sirius and the Sirius Subsidiaries who is employed as of immediately prior to the Sirius-Polaris Merger Effective Time and who becomes an employee of New Polaris or any of its Affiliates at the Sirius-Polaris Merger Effective Time (each, a “Sirius Continuing Employee”) or (z) any employee of Constellation and the Constellation Subsidiaries who is employed as of immediately prior to the Constellation-Polaris Merger Effective Time and who becomes an employee of New Polaris or any of its Affiliates at the Constellation-Polaris Merger Effective Time (each, a “Constellation Continuing Employee” and collectively, with the New Polaris Continuing Employees and the Sirius Continuing Employees, the “Continuing Employees”) first becomes eligible to participate on or after the Applicable Effective Time and in which such Continuing Employee did not participate prior to the Applicable Effective Time, New Polaris shall take commercially reasonable efforts, subject to the approval of any applicable insurance carrier, to (1) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans to be waived with respect to the Continuing Employees and their eligible dependents, (2) give each Continuing Employee credit for the plan year in which the Applicable Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Applicable Effective Time (to the same extent that such credit was given under the analogous Polaris Plan, Constellation Plan or Sirius Plan, as applicable, prior to the Applicable Effective Time), for which payment has been made and (3) give each Continuing Employee service credit for such Continuing Employee’s employment with New Polaris and any of its Affiliates, Sirius and the Sirius Subsidiaries or Constellation and the Constellation Subsidiaries (or their respective predecessor entities), as applicable, for purposes of vesting, benefit accrual and eligibility to participate under each applicable Benefit Plan (to the extent such service is taken into account under the applicable Benefit Plan), as if such service had been performed with such party, except for benefit accrual under defined benefit pension plans or retiree medical plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(b) New Polaris shall honor all employee benefit obligations to current and former employees under the Polaris Plans set forth in Section 6.11(b) of the Polaris Disclosure Letter. New Polaris shall honor all employee benefit obligations to current and former employees under the Sirius Plans set forth in Section 6.11(b) of the Sirius Disclosure Letter. New Polaris shall honor all employee benefit obligations to current and former employees under the Constellation Plans set forth in Section 6.11(b) of the Constellation Disclosure Letter.

(c) Immediately prior to the Closing, each party shall pay each eligible employee an annual incentive bonus in respect of the 2016 fiscal year in a manner consistent with past practice, including whether such bonus is paid in cash and/or in Polaris Equity Awards, Sirius Equity Awards, or Constellation Equity Awards, as applicable, with such bonus based on actual performance for the 2016 fiscal year or, to the extent applicable, based on projections relating to performance for the 2016 fiscal year and otherwise subject to the limits set forth on Section 6.11(c) of the Polaris Disclosure Letter, Section 6.11(c) of the Sirius Disclosure Letter and Section 6.11(c) of the Constellation Disclosure Letter, as applicable.

(d) Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Benefit Plan or as constituting a contract of employment or a guarantee of any future level or compensation or employee benefits, (2) prevent New Polaris or any of its Affiliates from amending or terminating any Polaris Plan or, after the Sirius-Polaris Merger Effective Time, any Sirius Plan in accordance with its terms or, after the Constellation-Polaris Merger Effective Time, any Constellation Plan in accordance with its terms, (3) prevent New Polaris or any of its Affiliates from terminating the employment of any Continuing Employee, or (4) create any third-party beneficiary rights in any current or former employee of (x) Polaris or any of its Affiliates, (y) Sirius or any Sirius Subsidiary or (z) Constellation or any Constellation Subsidiary, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by New Polaris or any of its Affiliates or under any benefit plan which New Polaris or its Affiliates may maintain.

6.12 Notification of Certain Matters. Each party shall give prompt notice to the Other Parties of any fact, event or circumstance known to it that (a) could reasonably likely, individually or taken together with all other facts, events and circumstances known to it, result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.13 Rule 16b-3. Prior to the Applicable Effective Time, Polaris, Constellation and Sirius shall be permitted to take such steps as may be reasonably necessary or advisable to cause any dispositions or acquisitions of Polaris, Constellation and Sirius securities (including derivative securities), as applicable, pursuant to the Transactions by each individual (including any person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Polaris, Constellation or Sirius to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.14 Certain Tax Matters.

(a) The parties shall use their respective reasonable best efforts to cause each of the Redomestication Merger and the New Holdco Merger together with the LLC Conversion to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and each Public Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. None of the parties shall take any action, or fail to take any action, that could reasonably be expected to cause the Redomestication Merger or the New Holdco Merger together with the LLC Conversion to fail to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code or any Public Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties shall use their respective reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel described in Sections 7.02 (g) and (h), 7.03(g) and (h) and 7.04(g) and (h), respectively. Provided that (i) Polaris shall have received the opinion of counsel referred to in Section 7.02(h), (ii) Sirius shall have received the opinions of counsel referred to in Section 7.03(h) and (iii) Constellation shall have received the opinion of counsel referred to in Section 7.04(h), the parties shall treat the each of (x) the Redomestication Merger and (y) the New Holdco Merger together with the LLC Conversion as a reorganization under Section 368(a)(1)(F) of the Code and each Public Merger as a “reorganization” under Section 368(a) of the Code, and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(c) Polaris shall procure and deliver to Sirius and Constellation a study of KPMG LLP or another nationally recognized independent accounting firm reasonably acceptable to the Other Parties, dated as of the date on, or a reasonable period prior to, the Closing Date, estimating in good faith (using such information as is reasonably available to, and such assumptions and projections as are reasonably determined by, KPMG LLP or such other accounting firm at such time) the dollar amount of any accumulated “earnings and profits” for U.S. federal income tax purposes which, with respect to Polaris and Polaris Jersey, as of the beginning of January 1, 2017, would constitute “earnings and profits accumulated in any non-REIT year” (determined for purposes of Section 857(a)(2)(B) of the Code) (such study, the “Polaris E&P Study”).

6.15 Financing.

(a) Subject to the terms and conditions of this Agreement, Constellation shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain or cause to be obtained, and to consummate, the Committed Debt Financing on or prior to the Closing Date on the terms and conditions set forth in the Debt Commitment Letter, including using reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter and comply with its obligations thereunder; (ii) negotiate and execute the Debt Financing Documents on terms contained in the Debt Commitment Letter (including any “flex” provisions related thereto); (iii) satisfy on a timely basis, or obtain a waiver of, any financing conditions in the Debt Commitment Letter that are within Constellation’s control (but excluding any condition where the failure to be so satisfied is a direct result of any of the Other Parties’ failure to furnish information as required under Section 6.15(c)); (iv) upon satisfaction of the financing conditions set forth in the Debt Commitment Letter, to consummate the Committed Debt Financing at or prior to the Closing, including to cause the Debt Financing Sources and the other persons committing to fund the Committed Debt Financing to fund the Committed Debt Financing at the Closing in such amount which, taken together with the Constellation-Polaris Surviving Entity’s anticipated unrestricted cash on hand, would be no less than the amount that would be required to be pay the Debt Payoff Amount and all transaction expenses. Constellation shall keep the Other Parties informed on a reasonably current basis of the status of its efforts and those of its Subsidiaries to arrange and consummate the Committed Debt Financing. Constellation shall not permit or agree, and shall cause its Subsidiaries not to permit or agree, to any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, any of the Debt Commitment Letter if such termination, amendment, modification, waiver or replacement (A) reduces (or would have the effect of reducing) the aggregate amount of the Committed Debt Financing; or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of Committed Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter in a manner that would reasonably be expected to (x) delay or prevent the funding of the Committed Debt Financing (or satisfaction of the financing conditions in the Debt Commitment Letter that are in Constellation’s control) on the Closing Date or (y) adversely impact the ability of Constellation to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto; provided that (i) Constellation shall not be deemed to have violated this Section 6.15(a) if Constellation shall have (A) provided prior written notice to the Other Parties of any termination, amendment, modification, waiver or replacement it or its Subsidiaries proposes to take or any other event, fact or circumstance that would be restricted by the foregoing provisions of this Section 6.15(a) and (B) the parties reasonably agree that, taking into account such termination, amendment, modification, waiver or replacement, New Polaris will have at the Closing funds available to it that are sufficient to enable it to consummate the Transactions, including paying the Debt Payoff Amount and the transaction expenses of all parties; provided further that Constellation shall not be deemed to have violated this Section 6.15(a) if with the approval of Polaris and Sirius, not to be unreasonably withheld, Constellation shall, or shall cause its applicable Subsidiary to, negotiate and execute any Replacement Committed Debt Financing, and (ii) for the avoidance of doubt, neither the existence nor the exercise of any “flex” provision in the Debt Commitment Letter shall constitute a breach of this provision and the Debt Commitment Letter may be amended to add additional Debt Financing Sources.

Constellation shall promptly deliver to the Other Parties copies of any such termination, amendment, modification, waiver or replacement, including any Replacement Committed Debt Financing. Without limiting the foregoing, Constellation shall, and shall cause its applicable Subsidiary to, take all actions required to enforce its rights under the Debt Commitment Letter, including as may be directed by one or more of the Other Parties in writing, to the extent consistent with the Debt Commitment Letter.

(b) To the extent that New Polaris is not expected to have funds available, including cash on hand and the Committed Debt Financing, that are sufficient to enable it to consummate the Transactions, including paying the Debt Payoff Amount and the transaction expenses of all the parties, the parties shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable that are within their control to arrange and procure and have available, as of the Closing, Indebtedness (the “Supplemental Debt Financing”) constituting, together with unrestricted cash on hand and the Committed Debt Financing available at the Closing, funds sufficient to pay all of the cash amounts required to be provided by New Polaris and its Subsidiaries in connection with the consummation of the Transactions, including the amounts payable in connection with the consummation of the Mergers, all transaction expenses and the amounts to fund the Debt Payoff Amount. It is understood that the parties will use their reasonable best efforts to arrange and procure any Supplemental Debt Financing required under the preceding sentence notwithstanding the cost of obtaining such Supplemental Debt Financing or the actions required to arrange and procure such Supplemental Debt Financing (including any assets sales); provided that such cost or actions would not reasonably be expected to result in a material adverse effect with respect to New Polaris after the Closing or a material adverse effect with respect to any party prior to the Closing. Subject to the prior sentence, each party shall keep the Other Parties informed in reasonable detail of the status of its efforts to arrange any financing required in connection with the consummation of the Transactions. Each party further acknowledges and agrees that if the Committed Debt Financing and/or Supplemental Debt Financing are not available or not sufficient to pay the amounts described above, the parties shall use reasonable best efforts to find alternative funding sources (including through debt or equity offerings or asset sales) to permit the Transactions to be consummated as soon as possible in accordance with this Agreement and, in any event, before the Outside Date.

(c) Prior to the Closing Date, each party shall provide, and shall use reasonable best efforts to cause its Subsidiaries and Representatives to provide, on a timely basis, to the Other Parties, all cooperation reasonably requested by the Other Parties that is necessary, advisable or customary in connection with the Debt Financing. Without limiting the generality of the foregoing, such cooperation and reasonable best efforts for purposes of this Section 6.15(c) in any event shall include: (i) providing the Other Parties, the Debt Financing Sources and potential Supplemental Debt Financing sources and their respective agents with (A) the financial statements and other financial information regarding the party and its Subsidiaries and (B) such financial information related to the party and its Subsidiaries as is reasonably required by Polaris for New Polaris to produce the pro forma financial statements required in connection with any Debt Financing and specified in writing by Polaris to the Other Parties; (ii) participating (including by making members of senior management with appropriate seniority and expertise, reasonably available to participate) in customary syndication and marketing activities, including sessions with the ratings agencies and underwriters, in connection with the Debt Financing; (iii) reasonably cooperating with the Debt Financing Sources’ and potential Supplemental Debt Financing sources’ and their respective agents’ due diligence; (iv) reasonably cooperating with the marketing efforts for any portion of the Debt Financing; (v) assisting Polaris in New Polaris’ preparation of customary bank information memoranda, lender presentations, offering memoranda, private placement memoranda (including under Rule 144A and/or Regulation S under the Securities Act), registration statements, prospectuses and prospectus supplements under the Securities Act and other materials in connection with a syndicated bank financing, securities offering or other debt offering in connection with the Debt Financing to the extent relating to the party and the party’s Subsidiaries; (vi) assisting Polaris with New Polaris’ preparation of pro forma financial statements and pro forma financial information; (vii) instructing such party’s certified independent auditors to provide (x) consent to use of their reports in any materials relating to the Debt Financing, including SEC filings and offering memoranda that include or incorporate the party’s consolidated financial information and their reports thereon in accordance with normal customary practice and (y) customary auditors reports and comfort letters (including “negative assurances” comfort) with respect to financial information relating to the party and its Subsidiaries in customary form; (viii) using reasonable best efforts to provide (including using reasonable best efforts to obtain such documents from its advisors) customary certificates and other customary closing documents as may be reasonably requested by the Debt Financing Sources and potential Supplemental Debt Financing sources; (ix) causing the taking of corporate actions within the control of the party reasonably necessary to permit the completion of the Debt Financing; (x) to the extent necessary or advisable, using reasonable best efforts to facilitate the pledging of collateral and executing and delivering pledge and security documents (and any other documents or instruments required for the creation and perfection of security interests in the collateral securing the Debt Financing) or other definitive financing documents reasonably requested by the Debt Financing Sources or potential Supplemental Debt Financing sources (including guarantees and other deliverables), provided, however, that no obligation of any party or any of such party’s Subsidiaries under any such agreement or instrument under this clause (x) shall be effective until the Closing Date; (xi) so long as such information is reasonably requested at least 10 business days prior to the Closing Date, using reasonable best efforts to provide, at least five (5) business days prior to the Closing Date, to the Debt Financing Sources and potential Supplemental Debt Financing sources all documentation and other information with respect to the party and its Subsidiaries and reasonably requested by such Debt Financing sources that such Debt Financing sources reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and (xii) providing to Polaris such pertinent information reasonably requested by Polaris, and updating such information, describing the party or its Subsidiaries to be used in marketing or offering materials prepared in accordance with normal customary practice in connection with the Debt Financing such that, after giving effect to such updates, (A) such information, when taken as a whole along with the Constellation SEC Documents, Polaris SEC Documents or Sirius SEC Documents, as applicable, filed by such party since July 1, 2014 through such date, does not contain as of the time provided, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made and (B) the financial statements and other financial information included in such updated information are sufficiently current pursuant to Rule 3-12 under Regulation S-X to the extent applicable and permit the party’s independent auditors to issue a customary comfort letter, including customary “negative assurance” comfort (in accordance with normal practices and procedures).

(d) Notwithstanding anything in this Agreement to the contrary, no party nor any of such party’s Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.15 that would (i) cause any representation or warranty in this Agreement to be breached by the party or any of the party’s Subsidiaries, (ii) cause any director, officer or employee or stockholder of the party or any of the party’s Subsidiaries to incur any personal liability not subject to indemnification, (iii) conflict with the Organizational Documents of the party or any Laws applicable thereto, (iv) provide access to or disclose information that the party or any of the party’s Subsidiaries reasonably determines would jeopardize any attorney–client privilege of the party or any of the party’s Subsidiaries, or (v) subject to Section 6.15(b) (A) unreasonably interfere with the business or ongoing operations of the party and its Subsidiaries or (B) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the party or any of the party’s Subsidiaries is a party.

(e) All non-public or otherwise confidential information regarding the parties or any of the parties’ Subsidiaries obtained by the Other Parties or their Representatives pursuant to this Section 6.15 shall be kept confidential in accordance with the Confidentiality Agreements.

(f) At the Closing, New Polaris shall, and the parties shall use their reasonable best efforts to cause the trustee under the Sirius Indentures to, execute and deliver a supplemental indenture, in form satisfactory to such trustee, pursuant to which New Polaris shall (i) expressly assume all of the obligations of Sirius under the securities issued under the Sirius Indentures and all of the obligations of Sirius under the Sirius Indentures applicable thereto and (ii) if applicable, provide for such convertible or exchangeable notes to be convertible or exchangeable into New Polaris Common Shares in accordance with the terms of the Sirius Indentures.

(g) At the Closing, New Polaris shall, and the parties shall use their reasonable best efforts to cause the trustee under the Constellation Indentures to, execute and deliver a supplemental indenture, in form satisfactory to such trustee, pursuant to which New Polaris shall (i) expressly assume all of the obligations of Constellation under the convertible notes issued under the Constellation Indentures and all of the obligations of Constellation under the Constellation Indentures applicable thereto and (ii) provide for such convertible notes to be convertible into New Polaris Common Shares in accordance with the terms of the Constellation Indentures.

6.16 Stock Exchange Listing. Polaris shall cause the New Polaris Common Shares and the shares of New Polaris Preferred Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance prior to the Closing.

6.17 Dividends. Notwithstanding anything else to the contrary in this Agreement, but subject to Section 5.01(d), each of Sirius and Constellation, as applicable, shall declare and pay one or more dividends to its stockholders in an aggregate amount at least equal to the minimum dividend required to be distributed in order for such party to qualify as a REIT for the taxable year that ends upon the Closing and to avoid the incurrence of any income or excise Tax under Sections 857 or 4981 (and corresponding provisions of state or local Tax Law (any dividend paid pursuant to this paragraph, a “REIT Minimum Distribution Dividend”). The declaration and record date for any dividend payable pursuant to this Section 6.17 shall be no later than the close of business on the last business day prior to the Closing Date, and any such dividend shall otherwise comply with Section 3.02.

6.18 Divestitures. (i) Polaris and Sirius shall, in good faith, seek to cause their respective Subsidiaries and Affiliates to consummate the divestitures set forth on Section 6.18(i) of the Polaris Disclosure Letter or Section 6.18(i) of the Sirius Disclosure Letter, as the case may be, on the terms and subject to the conditions that are not less favorable to such party than those set forth on such Disclosure Letter, and (ii) Polaris shall use its reasonable best efforts to effect, and to cause its Subsidiaries and Affiliates to effect, the divestiture set forth on Section 6.18(ii) of the Polaris Disclosure Letter on such terms as Polaris shall determine (the divestiture set forth on Section 6.18(ii) of the Polaris Disclosure Letter, the “Required Divestiture”).

ARTICLE VII

CONDITIONS TO THE MERGERS

7.01 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of Sirius, Constellation and Polaris to consummate the Mergers is subject to the fulfillment (or written waiver by each of Sirius, Constellation and Polaris, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Closing of each of the following conditions:

(a) Stockholder Approvals. The Polaris Requisite Votes, the Sirius Requisite Vote and the Constellation Requisite Vote shall have been obtained.

(b) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been earlier terminated.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (“Order”) which is in effect and prevents, enjoins, prohibits or makes illegal the consummation of the Mergers.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) NYSE Listing. The New Polaris Common Shares and the shares of New Polaris Preferred Stock to be issued in the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance prior to the Closing.

(f) Required Divestiture. The Required Divestiture shall have occurred.

7.02 Conditions to Polaris’ Obligation. Polaris’ obligation to consummate the Mergers is also subject to the fulfillment or written waiver by Polaris before the Closing of each of the following conditions:

(a) Sirius’ Representations and Warranties. (i) Each of the representations and warranties of Sirius contained in Section 4.02 (other than in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power), 4.02(e) (Authority), 4.02(h) (Absence of Certain Changes) and 4.02(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Material Adverse Effect with respect to Sirius (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect), (ii) the representations and warranties of Sirius contained in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power), 4.02(e) (Authority), and 4.02(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), and (iii) the representations and warranties of Sirius contained in Section 4.02(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Performance of Sirius’ and New Sirius’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by Sirius and New Sirius on or before the Closing shall have been duly complied with and performed in all material respects.

(c) Sirius and New Sirius Certificates. Polaris shall have received at the Closing certificates dated the Closing Date and validly executed on behalf of Sirius and New Sirius, each by an appropriate officer certifying that the conditions specified in Sections 7.02(a) and 7.02(b) are satisfied.

(d) Constellation’s Representations and Warranties. (i) Each of the representations and warranties of Constellation contained in Section 4.03 (other than in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Capitalization), 4.03(c) (Significant Subsidiaries), 4.03(d) (Power), 4.03(e) (Authority), 4.03(h) (Absence of Certain Changes) and 4.03(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Material Adverse Effect with respect to Constellation (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect), (ii) the representations and warranties of Constellation contained in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Capitalization), 4.03(c) (Significant Subsidiaries), 4.03(d) (Power), 4.03(e) (Authority) and 4.03(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), and (iii) the representations and warranties of Constellation contained in Section 4.03(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(e) Performance of Constellation’s Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by Constellation on or before the Closing shall have been duly complied with and performed in all material respects.

(f) Constellation Certificate. Polaris shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Constellation by an appropriate officer certifying that the conditions specified in Sections 7.03(d) and 7.03(e) are satisfied.

(g) REIT Opinions. Polaris shall have received (i) with respect to Sirius, a written opinion of Vinson & Elkins L.L.P. (or other counsel to Sirius reasonably acceptable to Polaris, which the parties agree shall include Willkie Farr & Gallagher LLP, Hunton & Williams LLP and Hogan Lovells US LLP for purposes of this Section 7.02(g)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Polaris, to the effect that, commencing with its taxable year of formation through the Sirius-Polaris Merger Effective Time, New Sirius (including Sirius in its capacity as predecessor to New Sirius) has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Sirius-Polaris Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Sirius-Polaris Merger Effective Time and (ii) with respect to Constellation, a written opinion of Hogan Lovells US LLP (or other counsel to Constellation reasonably acceptable to Polaris, which the parties agree shall include Willkie Farr & Gallagher LLP, Hunton & Williams LLP and Vinson & Elkins L.L.P. for purposes of this Section 7.02(g)), dated as of the date which includes the Constellation-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Polaris, to the effect that, commencing with its taxable year of formation through the Constellation-Polaris Merger Effective Time, Constellation has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Constellation-Polaris Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Constellation-Polaris Merger Effective Time. Each opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by (1) with respect to Sirius, Sirius, New Sirius, Sirius LP, RED REIT, and NRE and (2) with respect to Constellation, Constellation, Constellation LLC and the Constellation Subsidiary REITs.

(h) Section 368 Opinion. (i) Polaris shall have received the written opinion of Skadden, Arps, Slate, Meagher, & Flom LLP (or other counsel to Polaris reasonably satisfactory to Sirius and Constellation, which the parties agree shall include Willkie Farr & Gallagher LLP, Vinson & Elkins L.L.P. and Hogan Lovells US LLP for purposes of this Section 7.02(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Polaris, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (x) the Redomestication Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and (y) each Public Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Sirius shall have received the written opinion of Vinson & Elkins L.L.P. (or other counsel to Sirius reasonably satisfactory to Polaris, which the parties agree shall include Willkie Farr & Gallagher LLP, Skadden, Arps, Slate, Meagher, & Flom LLP and Hogan Lovells US LLP for the purposes of this Section 7.02(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Sirius, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the New Holdco Merger together with the LLC Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. In rendering such opinions, counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of Sirius, Polaris and Constellation, reasonably satisfactory in form and substance to Sirius, Polaris and Constellation.

(i) Investment Company Act Opinion. Polaris shall have received the written opinion of Hogan Lovells US LLP (or other counsel reasonably acceptable to each of the parties, which the parties agree shall include Skadden, Arps, Slate, Meagher, & Flom LLP and Willkie Farr & Gallagher LLP for purposes of this Section 7.02(i)), dated as of the date which includes the Constellation-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Polaris, to the effect that, New Polaris is not, and as a result of the consummation of the Mergers will not be, required to register as an investment company under the Investment Company Act.

(j) Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect with respect to Sirius or Constellation shall have occurred; provided that Polaris may not rely on this Section 7.02(j) with respect to any Material Adverse Effect with respect to Sirius that is caused by the act or failure to act by Polaris or any Affiliate thereof in violation of the Sirius Management Agreement.

7.03 Conditions to Sirius’ Obligation. Sirius’ obligation to consummate the Mergers is also subject to the fulfillment, or written waiver by Sirius, before the Closing of each of the following conditions:

(a) Polaris’ Representations and Warranties. (i) Each of the representations and warranties of Polaris contained in Section 4.01 (other than in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power), 4.01(e) (Authority), 4.01(h) (Absence of Certain Changes) and 4.01(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Material Adverse Effect with respect to Polaris (disregarding (A) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect and (B) the words “In Polaris’ good faith estimation” in the representation and warranty of Polaris in Section 4.01(o)(17)), (ii) the representations and warranties of Polaris contained in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power), 4.01(e) (Authority) and 4.01(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), and (iii) the representations and warranties of Polaris contained in Section 4.01(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Performance of Polaris’ and New Polaris’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by Polaris or New Polaris on or before the Closing shall have been duly complied with and performed in all material respects.

(c) Polaris and New Polaris Certificate. Sirius shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Polaris and New Polaris by an appropriate officer certifying that the conditions specified in Sections 7.03(a) and 7.03(b) are satisfied.

(d) Constellation’s Representations and Warranties. (i) Each of the representations and warranties of Constellation contained in Section 4.03 (other than in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Capitalization), 4.03(c) (Significant Subsidiaries), 4.03(d) (Power), 4.03(e) (Authority), 4.03(h) (Absence of Certain Changes) and 4.03(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Material Adverse Effect with respect to Constellation (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect), (ii) the representations and warranties of Constellation contained in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Capitalization), 4.03(c) (Significant Subsidiaries), 4.03(d) (Power), 4.03(e) (Authority) and 4.03(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), and (iii) the representations and warranties of Constellation contained in Section 4.03(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(e) Performance of Constellation’s Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by Constellation on or before the Closing shall have been duly complied with and performed in all material respects.

(f) Constellation Certificate. Polaris shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Sirius by an appropriate officer certifying that the conditions specified in Sections 7.03(d) and 7.03(e) are satisfied.

(g) REIT Opinions. Sirius shall have received (i) with respect to Constellation, a written opinion of Hogan Lovells US LLP (or other counsel reasonably acceptable to Sirius, which the parties agree shall include Willkie Farr & Gallagher LLP, Hunton & Williams LLP and Vinson & Elkins L.L.P. for purposes of this Section 7.03(g)), dated as of the date which includes the Constellation-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Sirius, to the effect that, commencing with its taxable year of formation through the Constellation-Polaris Merger Effective Time, Constellation has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Constellation-Polaris Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Constellation-Polaris Merger Effective Time and (ii) with respect to New Polaris, a written opinion of Hogan Lovells US LLP (or other counsel reasonably acceptable to Sirius, which the parties agree shall include Vinson & Elkins L.L.P., Skadden, Arps, Slate, Meagher & Flom LLP, Fried, Frank, Harris, Shriver & Jacobson LLP, Willkie Farr & Gallagher LLP, Hunton & Williams LLP or Sullivan & Cromwell LLP for purposes of this Section 7.03(g)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Sirius, to the effect that, commencing with the taxable year beginning January 1, 2017, New Polaris (including Polaris in its capacity as predecessor to New Polaris) will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax Laws, and its proposed method of operations will enable it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax Laws for its taxable year ending December 31, 2017 and subsequent taxable years (solely for purposes of rendering this opinion, counsel will be able to rely on the opinions referred to in Section 7.02(g) above). Each opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by (1) with respect to Constellation, Constellation LLC and the Constellation Subsidiary REITs and (2) with respect to New Polaris, Polaris, New Polaris, Constellation, Constellation LLC, the Constellation Subsidiary REITs, New Sirius, Sirius, Sirius LP, RED REIT and NRE.

(h) Section 368 Opinion. (i) Sirius shall have received the written opinion of Vinson & Elkins L.L.P. (or other counsel to Sirius reasonably satisfactory to Polaris and Constellation, which the parties agree shall include Willkie Farr & Gallagher LLP, Skadden, Arps, Slate, Meagher & Flom LLP and Hogan Lovells US LLP for purposes of this Section 7.03(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time in form and substance reasonably satisfactory to Sirius, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (x) the New Holdco Merger together with the LLC Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and (y) each Public Merger will qualify as a reorganization within the meaning of Section 368(a) of the

Code, and (ii) Polaris shall have received the written opinion of Skadden, Arps, Slate, Meagher, & Flom LLP (or other counsel to Polaris reasonably satisfactory to Sirius and Constellation, which the parties agree shall include Willkie Farr & Gallagher LLP, Vinson & Elkins L.L.P. and Hogan Lovells US LLP for purposes of this Section 7.03(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Polaris, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Redomestication Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. In rendering such opinions, counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of Sirius, Polaris and Constellation, reasonably satisfactory in form and substance to Sirius, Polaris and Constellation.

(i) Investment Company Act Opinion. Sirius shall have received the written opinion of Hogan Lovells US LLP (or other counsel reasonably acceptable to each of the parties, which the parties agree shall include Skadden, Arps, Slate, Meagher, & Flom LLP, and Willkie Farr & Gallagher LLP for purposes of this Section 7.03(i)), dated as of the date which includes the Constellation-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Sirius, to the effect that, New Polaris is not, and as a result of the consummation of the Mergers will not be, required to register as an investment company under the Investment Company Act.

(j) Polaris E&P Study. Polaris shall have delivered to Sirius the Polaris E&P Study.

(k) Material Adverse Effect. Since the date of this Agreement no Material Adverse Effect with respect to Polaris or Constellation shall have occurred.

7.04 Conditions to Constellation’s Obligation. Constellation’s obligation to consummate the Mergers is also subject to the fulfillment, or written waiver by Constellation, before the Closing of each of the following conditions:

(a) Polaris’ Representations and Warranties. (i) Each of the representations and warranties of Polaris contained in Section 4.01 (other than in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power), 4.01(e) (Authority), 4.01(h) (Absence of Certain Changes) and 4.01(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Material Adverse Effect with respect to Polaris (disregarding any (A) qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect and (B) the words “In Polaris’ good faith estimation” in the representation and warranty of Polaris in Section 4.01(o)(17)), (ii) the representations and warranties of Polaris contained in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power), 4.01(e) (Authority) and 4.01(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), and (iii) the representations and warranties of Polaris contained in Section 4.01(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Performance of Polaris’ and New Polaris’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by Polaris or New Polaris on or before the Closing shall have been duly complied with and performed in all material respects.

(c) Polaris and New Polaris Certificate. Constellation shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Polaris and New Polaris by an appropriate officer certifying that the conditions specified in Sections 7.04(a) and 7.04(b) are satisfied.

(d) Sirius’ Representations and Warranties. (i) Each of the representations and warranties of Sirius contained in Section 4.02 (other than in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power), 4.02(e) (Authority), 4.02(h) (Absence of Certain Changes) and 4.02(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Material Adverse Effect with respect to Sirius (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect), (ii) the representations and warranties of Sirius contained in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power), 4.02(e) (Authority) and 4.02(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such time (except that those representations and warranties which address matters only as of a particular date, which shall be true and correct as of such particular date), and (iii) the representations and warranties of Sirius contained in Section 4.02(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(e) Performance of Sirius’ and New Sirius’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by Sirius or New Sirius on or before the Closing shall have been duly complied with and performed in all material respects.

(f) Sirius and New Sirius Certificate. Constellation shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Sirius and New Sirius by an appropriate officer certifying that the conditions specified in Sections 7.04(d) and 7.04(e) are satisfied.

(g) REIT Opinions. Constellation shall have received (i) with respect to Sirius, a written opinion of Vinson & Elkins L.L.P. (or other counsel reasonably acceptable to Constellation, which the parties agree shall include Willkie Farr & Gallagher LLP, Hunton & Williams LLP and Hogan Lovells US LLP for purposes of this Section 7.04(g)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Constellation, to the effect that, commencing with its taxable year of formation through the Sirius-Polaris Merger Effective Time, New Sirius (including Sirius in its capacity as predecessor to New Sirius) has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Sirius-Polaris Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Sirius-Polaris Merger Effective Time and (ii) with respect to New Polaris, a written opinion of Hogan Lovells US LLP (or other counsel reasonably acceptable to Constellation, which the parties agree shall include Vinson & Elkins L.L.P., Skadden, Arps, Slate, Meagher & Flom LLP, Fried, Frank, Harris, Shriver & Jacobson LLP, Willkie Farr & Gallagher LLP, Hunton & Williams LLP or Sullivan & Cromwell LLP for purposes of this Section 7.04(g)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Constellation, to the effect that, commencing with the taxable year beginning January 1, 2017, New Polaris (including Polaris in its capacity as predecessor to New Polaris) will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax Laws, and its proposed method of operations will enable it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax Laws for its taxable year ending December 31, 2017 and subsequent taxable years (solely for purposes of rendering this opinion, counsel will be able to rely on the opinions referred to in Section 7.02(g) above). Each opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by (1) with respect to Sirius, Sirius, New Sirius, Sirius LP, RED REIT, and NRE and (2) with respect to New Polaris, Polaris, New Polaris, Constellation, Constellation LLC, the Constellation Subsidiary REITs, Sirius, New Sirius, Sirius LP, RED REIT, and NRE.

(h) Section 368 Opinion. (i) Constellation shall have received the written opinion of Hogan Lovells US LLP (or other counsel to Constellation reasonably satisfactory to Polaris and Sirius, which the parties agree shall include Skadden, Arps, Slate, Meagher & Flom LLP, Willkie Farr & Gallagher LLP and Vinson & Elkins L.L.P. for purposes of this Section 7.04(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Constellation, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, each Public Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (ii) Polaris shall have received the written opinion of Skadden, Arps, Slate, Meagher, & Flom LLP (or other counsel to Polaris reasonably satisfactory to Sirius and Constellation, which the parties agree shall include Willkie Farr & Gallagher LLP, Vinson & Elkins L.L.P. and Hogan Lovells US LLP for purposes of this Section 7.04(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Polaris, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Redomestication Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code; and (iii) Sirius shall have received the written opinion of Vinson & Elkins L.L.P. (or other counsel to Sirius reasonably satisfactory to Polaris, which the parties agree shall include Willkie Farr & Gallagher LLP, Skadden, Arps, Slate, Meagher, & Flom LLP and Hogan Lovells US LLP for the purposes of this Section 7.04(h)), dated as of the date which includes the Sirius-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Sirius to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the New Holdco Merger together with the LLC Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. In rendering such opinions, counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of Sirius, Polaris and Constellation, reasonably satisfactory in form and substance to Sirius, Polaris and Constellation.

(i) Investment Company Act Opinion. Constellation shall have received the written opinion of Hogan Lovells US LLP (or other counsel reasonably acceptable to each of the parties, which the parties agree shall include Skadden, Arps, Slate, Meagher, & Flom LLP and Willkie Farr & Gallagher LLP for purposes of this Section 7.04(i)), dated as of the date which includes the Constellation-Polaris Merger Effective Time and in form and substance reasonably satisfactory to Constellation, to the effect that, New Polaris is not, and as a result of the consummation of the Mergers will not be, required to register as an investment company under the Investment Company Act.

(j) Polaris E&P Study. Polaris shall have delivered to Constellation the Polaris E&P Study.

(k) Material Adverse Effect. Since the date of this Agreement no Material Adverse Effect with respect to Polaris or Sirius shall have occurred.

7.05 Frustration of Closing Conditions.

(a) Polaris may not rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied, if such failure was due to the failure of such party or its Subsidiaries to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

(b) Sirius may not rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied, if such failure was due to the failure of either such party or its Subsidiaries to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

(c) Constellation may not rely on the failure of any condition set forth in Section 7.01 or Section 7.04, to be satisfied if such failure was due to the failure of such party or its Subsidiaries to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

ARTICLE VIII

TERMINATION

8.01 Termination by Mutual Agreement. This Agreement may be terminated, and the Mergers and the other Transactions may be abandoned, at any time before the Sirius-Polaris Merger Effective Time by mutual consent of Polaris, Sirius and Constellation in a written instrument.

8.02 Termination by Any of the Parties. This Agreement may be terminated, and the Mergers and the other Transactions may be abandoned, at any time before the Closing by any of Polaris, Sirius or Constellation:

(a) Delay. If the Sirius-Polaris Merger Effective Time has not occurred by the close of business on March 17, 2017 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.02(a) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Sirius-Polaris Merger Effective Time to occur on or before such date.

(b) Failure to Obtain Polaris Requisite Votes. If all of the Polaris Requisite Votes shall not have been obtained at the Polaris Stockholders Meeting.

(c) Failure to Obtain Sirius Requisite Vote. If the Sirius Requisite Vote shall not have been obtained at the Sirius Stockholders Meeting.

(d) Failure to Obtain Constellation Requisite Vote. If the Constellation Requisite Vote shall not have been obtained at the Constellation Stockholders Meeting.

(e) Denial of Regulatory Approval; Injunction. If (1) any Requisite Regulatory Approval is denied by final, non-appealable action or (2) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable; provided that the right to terminate this Agreement under this Section 8.02(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.

8.03 Termination by Polaris. This Agreement may be terminated by Polaris and the Mergers and the other Transactions may be abandoned at any time prior to the Sirius-Polaris Merger Effective Time:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Sirius in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.02(a) or 7.02(b) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Polaris to Sirius (with a copy to Constellation) and (2) the Outside Date;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Constellation in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.02(d) or Section 7.02(e) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Polaris to Constellation (with a copy to Sirius) and (2) the Outside Date;

(c) if the Sirius Board (or a duly authorized committee thereof) shall have made a Sirius Change of Recommendation;

(d) if the Constellation Board (or a duly authorized committee thereof) shall have made a Constellation Change of Recommendation;

(e) prior to receipt of the Polaris Requisite Votes, in order to enter into an Alternative Acquisition Agreement with respect to a Polaris Superior Proposal; provided that Polaris shall have complied in all material respects with Section 6.01 and shall have paid or shall concurrently pay the Polaris Termination Fee in accordance with Section 8.06(b);

(f) if Sirius shall have materially breached its obligations under Section 6.02, Section 6.04 or Section 6.05; or

(g) if Constellation shall have materially breached its obligations under Section 6.03, Section 6.04 or Section 6.05.

8.04 Termination by Sirius. This Agreement may be terminated by Sirius and the Mergers and the other Transactions may be abandoned at any time prior to the Sirius-Polaris Merger Effective Time:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Polaris in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.03(a) or 7.03(b) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Sirius to Polaris (with a copy to Constellation) and (2) the Outside Date;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Constellation in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.03(d) or 7.03(e) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Sirius to Constellation (with a copy to Polaris) and (2) the Outside Date;

(c) if the Polaris Board (or a duly authorized committee thereof) shall have made a Polaris Change of Recommendation;

(d) if the Constellation Board (or a duly authorized committee thereof) shall have made a Constellation Change of Recommendation;

(e) prior to receipt of the Sirius Requisite Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Sirius Superior Proposal; provided that Sirius shall have complied in all material respects with Section 6.02 and shall have paid or shall concurrently pay the Sirius Termination Fee in accordance with Section 8.06(c);

(f) if Polaris shall have materially breached its obligations under Section 6.01, Section 6.04 or Section 6.05; or

(g) if Constellation shall have materially breached its obligations under Section 6.03, Section 6.04 or Section 6.05.

8.05 Termination by Constellation. This Agreement may be terminated by Constellation and the Mergers and the other Transactions may be abandoned at any time prior to the Sirius-Polaris Merger Effective Time:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Polaris in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.04(a) or 7.04(b) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Constellation to Polaris (with a copy to Sirius) and (2) the Outside Date;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Sirius in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.04(d) or 7.04(e) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Constellation to Sirius (with a copy to Polaris) and (2) the Outside Date;

(c) if the Polaris Board (or a duly authorized committee thereof) shall have made a Polaris Change of Recommendation;

(d) if the Sirius Board (or a duly authorized committee thereof) shall have made a Sirius Change of Recommendation;

(e) prior to receipt of the Constellation Requisite Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Constellation Superior Proposal; provided that Constellation shall have complied in all material respects with Section 6.03 and shall have paid or shall concurrently pay the Constellation Termination Fee in accordance with Section 8.06(d);

(f) if Polaris shall have materially breached its obligations under Section 6.01, Section 6.04 or Section 6.05; or

(g) if Sirius shall have materially breached its obligations under Section 6.02, Section 6.04 or Section 6.05.

8.06 Effect of Termination and Abandonment.

(a) Except as otherwise provided in this Section 8.06, in the event of termination of this Agreement and the abandonment of the Mergers and the other Transactions pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (1) no such termination shall relieve any party hereto of any liability or damages to the Other Parties resulting from any actual fraud or Willful Breach of this Agreement (in which case an aggrieved party shall be entitled to all rights and remedies available at law or in equity), (2) no such termination shall relieve any party hereto from its obligation to pay the Termination Fee (including any portion thereof) or Transaction Expenses, as applicable, in each case if, as and when required pursuant to this Section 8.06, and (3) the provisions set forth in Section 4.05, Section 6.08(b), Section 8.05, this Section 8.06 and Article IX and the relevant definitions shall survive the termination of this Agreement.

(b) In the event that this Agreement is validly terminated by Polaris pursuant to Section 8.03(e) (Polaris Superior Proposal), Polaris shall pay 50% of the Polaris Termination Fee to Sirius and 50% of the Polaris Termination Fee to Constellation, in each case concurrently with such termination, payable by wire transfer of same-day funds.

(c) In the event that this Agreement is validly terminated by Sirius pursuant to Section 8.04(e) (Sirius Superior Proposal), Sirius shall pay 50% of the Sirius Termination Fee to Polaris and 50% of the Sirius Termination Fee to Constellation, in each case concurrently with such termination, payable by wire transfer of same-day funds.

(d) In the event that this Agreement is validly terminated by Constellation pursuant to Section 8.05(e) (Constellation Superior Proposal), Constellation shall pay 50% of the Constellation Termination Fee to Polaris and 50% of the Constellation Termination Fee to Sirius, in each case concurrently with such termination, payable by wire transfer of same-day funds.

(e) In the event that this Agreement is validly terminated by (1) Sirius pursuant to Section 8.04(c) (Polaris Change of Recommendation) or Section 8.04(f) (Breach of Certain Polaris Covenants) or (2) Constellation pursuant to Section 8.05(c) (Polaris Change of Recommendation) or Section 8.05(f) (Breach of Certain Polaris Covenants), Polaris shall pay 50% of the Polaris Termination Fee to Sirius and 50% of the Polaris Termination Fee to Constellation, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds.

(f) In the event that this Agreement is validly terminated by (1) Polaris pursuant to Section 8.03(c) (Sirius Change of Recommendation) or Section 8.03(f) (Breach of Certain Sirius Covenants) or (2) Constellation pursuant to Section 8.05(d) (Sirius Change of Recommendation) or Section 8.05(g) (Breach of Certain Sirius Covenants), Sirius shall pay 50% of the Sirius Termination Fee to Polaris and 50% of the Sirius Termination Fee to Constellation, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds.

(g) In the event that this Agreement is validly terminated by (1) Polaris pursuant to Section 8.03(d) (Constellation Change of Recommendation) or Section 8.03(g) (Breach of Certain Constellation Covenants) or (2) Sirius pursuant to Section 8.04(d) (Constellation Change of Recommendation) or Section 8.04(g) (Breach of Certain Constellation Covenants), Constellation shall pay 50% of the Constellation Termination Fee to Polaris and 50% of the Constellation Termination Fee to Sirius, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds.

(h) If (i) after the date of this Agreement, a Polaris Acquisition Proposal is publicly proposed or disclosed, and is not withdrawn at least five (5) business days prior to the Polaris Stockholders Meeting in the event of a termination pursuant to Section 8.02(b) (Failure to Obtain Polaris Requisite Votes), or at least five (5) business days prior to a termination pursuant to Section 8.02(a) (Outside Date), Section 8.04(a) (Polaris Terminable Breach) or Section 8.05(a) (Polaris Terminable Breach), (ii) this Agreement is validly terminated by (A) Polaris, Sirius or Constellation pursuant to Section 8.02(a) (Outside Date) or Section 8.02(b) (Failure to Obtain Polaris Requisite Votes), (B) Sirius pursuant to Section 8.04(a) (Polaris Terminable Breach) or (C) Constellation pursuant to Section 8.05(a) (Polaris Terminable Breach) and (iii) at any time on or prior to the 12-month anniversary of such termination, Polaris or any Polaris Subsidiary has entered into a definitive agreement in respect of any Polaris Acquisition Proposal or consummated any Polaris Acquisition Proposal (in each case, other than a Polaris Acquisition Proposal involving Sirius, Constellation or any of their respective Subsidiaries), Polaris shall pay to (x) Sirius, 50% of the Polaris Termination Fee less any Transaction Expenses previously paid to Sirius pursuant to Section 8.06(n) and (y) Constellation, 50% of the Polaris Termination Fee less any Transaction Expenses previously paid to Constellation pursuant to Section 8.06(n), in each case concurrently with the earlier of entering into such definitive agreement and consummating such Polaris Acquisition Proposal. For purposes of this Section 8.06(h), the term “Polaris Acquisition Proposal” has the meaning assigned to such term in this Agreement, except that references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”.

(i) If (i) after the date of this Agreement, a Sirius Acquisition Proposal is publicly proposed or disclosed, and is not withdrawn at least five (5) business days prior to the Sirius Stockholders Meeting in the event of a termination pursuant to Section 8.02(c) (Failure to Obtain Sirius Requisite Vote), or at least five (5) business days prior to a termination pursuant to Section 8.02(a) (Outside Date), Section 8.03(a) (Sirius Terminable Breach) or Section 8.05(b) (Sirius Terminable Breach), (ii) this Agreement is validly terminated by (A) Polaris, Sirius or Constellation pursuant to or Section 8.02(a) (Outside Date) or Section 8.02(c) (Failure to Obtain Sirius Requisite Vote), (B) Polaris pursuant to Section 8.03(a) (Sirius Terminable Breach) or (C) Constellation pursuant to Section 8.05(b) (Sirius Terminable Breach) and (iii) at any time on or prior to the 12-month anniversary of such termination, Sirius or any Sirius Subsidiary has entered into a definitive agreement in respect of any Sirius Acquisition Proposal or consummated any Sirius Acquisition Proposal (in each case, other than a Sirius Acquisition Proposal involving Polaris, Constellation or any of their respective Subsidiaries), Sirius shall pay to (x) Polaris, 50% of the Sirius Termination Fee less any Transaction Expenses previously paid to

Polaris pursuant to Section 8.06(o) and (y) Constellation, 50% of the Sirius Termination Fee less any Transaction Expenses previously paid to Constellation pursuant to Section 8.06(o), in each case concurrently with the earlier of entering into such definitive agreement and consummating such Sirius Acquisition Proposal. For purposes of this Section 8.06(i), the term “Sirius Acquisition Proposal” has the meaning assigned to such term in this Agreement, except that references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”.

(j) If (i) after the date of this Agreement, a Constellation Acquisition Proposal is publicly proposed or disclosed, and is not withdrawn at least five (5) business days prior to the Constellation Stockholders Meeting in the event of a termination pursuant to Section 8.02(d) (Failure to Obtain Constellation Requisite Vote), or at least five (5) business days prior to a termination pursuant to Section 8.02(a) (Outside Date), Section 8.03(b) (Constellation Terminable Breach) or Section 8.04(b) (Constellation Terminable Breach), (ii) this Agreement is validly terminated by (A) Polaris, Sirius or Constellation pursuant to Section 8.02(a) (Outside Date) or Section 8.02(d) (Failure to Obtain Constellation Requisite Vote), (B) Polaris pursuant to Section 8.03(b) (Constellation Terminable Breach) or (C) Sirius pursuant to Section 8.04(b) (Constellation Terminable Breach) and (iii) at any time on or prior to the 12-month anniversary of such termination, Constellation or any Constellation Subsidiary has entered into a definitive agreement in respect of any Constellation Acquisition Proposal or consummated any Constellation Acquisition Proposal (in each case, other than a Constellation Acquisition Proposal involving Sirius, Polaris or any of their respective Subsidiaries), Constellation shall pay to (x) Polaris, 50% of the Constellation Termination Fee less any Transaction Expenses previously paid to Polaris pursuant to Section 8.06(p) and (y) Sirius, 50% of the Constellation Termination Fee less any Transaction Expenses previously paid to Sirius pursuant to Section 8.06(p), in each case concurrently with the earlier of entering into such definitive agreement and consummating such Constellation Acquisition Proposal. For purposes of this Section 8.06(j), the term “Constellation Acquisition Proposal” has the meaning assigned to such term in this Agreement, except that references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”.

(k) If (i) this Agreement is validly terminated by (A) (1) Polaris, Sirius or Constellation pursuant to Section 8.02(b) (Failure to Obtain Polaris Requisite Votes), (2) Sirius or Constellation pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Polaris is not entitled to terminate under Section 8.02(a), (3) Sirius pursuant to Section 8.04(a) (Polaris Terminable Breach) or (4) Constellation pursuant to Section 8.05(a) (Polaris Terminable Breach) or (B) (1) Polaris, Sirius or Constellation pursuant to Section 8.02(c) (Failure to Obtain Sirius Requisite Vote), (2) Polaris or Constellation pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Sirius is not entitled to terminate under Section 8.02(a), (3) Polaris pursuant to Section 8.03(a) (Sirius Terminable Breach) or (4) Constellation pursuant to Section 8.05(b) (Sirius Terminable Breach) and (ii) at any time on or prior to the 12-month anniversary of such termination, Sirius or any Sirius Subsidiary, on the one hand, and Polaris or any Polaris Subsidiary, on the other hand, have entered into a definitive agreement with respect to, or consummated, a business combination transaction involving Sirius (or any Sirius Subsidiary) and Polaris (or any Polaris Subsidiary) that, if proposed prior to such termination, would have constituted a Sirius Acquisition Proposal or a Polaris Acquisition Proposal (except that, in each case, references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”), then Polaris and Sirius shall jointly pay to Constellation the Polaris Termination Fee (less any Transaction Expenses previously paid to Constellation pursuant to this Section 8.06), concurrently with the consummation of such business combination transaction.

(l) If (i) this Agreement is validly terminated by (A) (1) Polaris, Sirius or Constellation pursuant to Section 8.02(d) (Failure to Obtain Constellation Requisite Vote), (2) Sirius or Polaris pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Constellation is not entitled to terminate under Section 8.02(a), (3) Sirius pursuant to Section 8.04(b) (Constellation Terminable Breach) or (4) Polaris pursuant to Section 8.03(b) (Constellation Terminable Breach) or (B) (1) Polaris, Sirius or Constellation pursuant to Section 8.02(c) (Failure to Obtain Sirius Requisite Vote), (2) Polaris or Constellation pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Sirius is not entitled to terminate under Section 8.02(a), (3) Polaris pursuant to Section 8.03(a) (Sirius Terminable Breach) or (4) Constellation pursuant to Section 8.05(b) (Sirius Terminable Breach)

and (ii) at any time on or prior to the 12-month anniversary of such termination, Sirius or any Sirius Subsidiary, on the one hand, and Constellation or any Constellation Subsidiary, on the other hand, have entered into a definitive agreement with respect to, or consummated, a business combination transaction involving Sirius (or any Sirius Subsidiary) and Constellation (or any Constellation Subsidiary) that, if proposed prior to such termination, would have constituted a Sirius Acquisition Proposal or a Constellation Acquisition Proposal (except that, in each case, references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”), then Constellation and Sirius shall jointly pay to Polaris the Constellation Termination Fee (less any Transaction Expenses previously paid to Polaris pursuant to this Section 8.06), concurrently with the consummation of such business combination transaction.

(m) If (i) this Agreement is validly terminated by (A) (1) Polaris, Sirius or Constellation pursuant to Section 8.02(b) (Failure to Obtain Polaris Requisite Votes), (2) Sirius or Constellation pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Polaris is not entitled to terminate under Section 8.02(a), (3) Sirius pursuant to Section 8.04(a) (Polaris Terminable Breach) or (4) Constellation pursuant to Section 8.05(a) (Polaris Terminable Breach) or (B) (1) Polaris, Sirius or Constellation pursuant to Section 8.02(d) (Failure to Obtain Constellation Requisite Vote), (2) Polaris or Sirius pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Constellation is not entitled to terminate under Section 8.02(a), (3) Polaris pursuant to Section 8.03(b) (Constellation Terminable Breach) or (4) Sirius pursuant to Section 8.04(b) (Constellation Terminable Breach) and (ii) at any time on or prior to the 12-month anniversary of such termination, Constellation or any Constellation Subsidiary, on the one hand, and Polaris or any Polaris Subsidiary, on the other hand, have entered into a definitive agreement with respect to, or consummated, a business combination transaction involving Constellation (or any Constellation Subsidiary) and Polaris (or any Polaris Subsidiary) that, if proposed prior to such termination, would have constituted a Constellation Acquisition Proposal or a Polaris Acquisition Proposal (except that, in each case, references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”), then then Constellation and Polaris shall jointly pay to Sirius the Polaris Termination Fee (less any Transaction Expenses previously paid to Sirius pursuant to this Section 8.06), concurrently with the consummation of such business combination transaction.

(n) If this Agreement is validly terminated by (A) Polaris, Sirius or Constellation pursuant to Section 8.02(b) (Failure to Obtain Polaris Requisite Votes), (B) Sirius pursuant to Section 8.04(a) (Polaris Terminable Breach) or (C) Constellation pursuant to Section 8.05(a) (Polaris Terminable Breach), Polaris shall pay or cause to be paid to each of Constellation and Sirius such party’s Transaction Expenses, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds; provided that the payment of Transaction Expenses pursuant to this Section 8.06(n) shall not limit Polaris’ liability for damages resulting from a Willful Breach or fraud (it being understood that the payment of such Transaction Expenses shall be taken into account in calculating damages for such Willful Breach or fraud).

(o) If this Agreement is validly terminated by (A) Polaris, Sirius or Constellation pursuant to Section 8.02(c) (Failure to Obtain Sirius Requisite Vote), (B) Polaris pursuant to Section 8.03(a) (Sirius Terminable Breach) or (C) Constellation pursuant to Section 8.05(b) (Sirius Terminable Breach), Sirius shall pay or cause to be paid to each of Constellation and Polaris such party’s Transaction Expenses, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds; provided that the payment of Transaction Expenses pursuant to this Section 8.06(o) shall not limit Sirius’ liability for damages resulting from a Willful Breach or fraud (it being understood that the payment of such Transaction Expenses shall be taken into account in calculating damages for such Willful Breach or fraud).

(p) If this Agreement is validly terminated by (A) Polaris, Sirius or Constellation pursuant to Section 8.02(d) (Failure to Obtain Constellation Requisite Vote), (B) Polaris pursuant to Section 8.03(b) (Constellation Terminable Breach) or (C) Sirius pursuant to Section 8.04(b) (Constellation Terminable Breach), Constellation shall pay or cause to be paid to each of Polaris and Sirius such party’s Transaction Expenses, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds; provided that the payment of Transaction Expenses pursuant to this Section 8.06(p)

shall not limit Constellation’s liability for damages resulting from a Willful Breach or fraud (it being understood that the payment of such Transaction Expenses shall be taken into account in calculating damages for such Willful Breach or fraud).

(q) In the event that a party is entitled to receive payment of its Transaction Expenses pursuant to more than one subsection of this Section 8.06, then the other two parties that are required to pay such party’s Transaction Expenses shall, notwithstanding anything to the contrary in this Section 8.06, each be required to pay 50% of the Transaction Expenses payable to such party.

(r) If Polaris or Constellation is required to pay Sirius the Polaris Termination Fee (or a portion thereof) or Constellation Termination Fee (or a portion thereof), as applicable, such amount shall be paid into escrow on the date such payment is required to be paid by Polaris or Constellation, as applicable, pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.06. In the event that Polaris or Constellation is obligated to pay Sirius the Polaris Termination Fee (or a portion thereof) or Constellation Termination Fee (or a portion thereof), as applicable, the amount payable to Sirius in any tax year of Sirius shall not exceed the lesser of (i) the amounts required to be paid by Polaris and Constellation collectively to Sirius pursuant to this Section 8.06, and (ii) the sum of (A) the maximum amount that can be paid to Sirius without causing such party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), and Sirius has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Sirius’ independent accountants, plus (B) in the event Sirius receives either (x) a letter from Sirius’ counsel indicating that Sirius has received a ruling from the IRS as described in this Section 8.06 or (y) an opinion from its outside counsel as described in this Section 8.06, an amount equal to the excess of the Termination Fee (or a portion thereof, as applicable) less the amount payable under clause (A) above.

(s) To secure Polaris’ or Constellation’s obligation to pay any amounts payable pursuant to this Section 8.06, Polaris or Constellation, as applicable, shall deposit into escrow the applicable Termination Fee (or a portion thereof, as applicable) with an escrow agent selected by Polaris or Constellation, as applicable, on such terms (subject to this Section 8.06) as shall be mutually agreed upon by Polaris or Constellation, as applicable, and Sirius and the escrow agent. The payment or deposit into escrow of such amount by either Polaris or Constellation pursuant to this Section 8.06 shall be made at the time Polaris or Constellation, as applicable, is obligated to pay Sirius such amount pursuant to this Section 8.06 by wire transfer. The escrow agreement shall provide that any amounts in escrow or any portion thereof in accordance with this Section 8.06 shall not be released to Sirius unless the escrow agent receives any one or combination of the following: (i) a letter from Sirius’ independent accountants indicating the maximum amount that can be paid by the escrow agent to Sirius without causing such party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Sirius has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the receiving party, or (ii) a letter from Sirius’ counsel indicating that (A) Sirius received a ruling from the IRS holding that the receipt by such party of such amounts would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Sirius’ outside counsel has rendered a legal opinion to the effect that the receipt by such party of such amounts should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of such amounts to Sirius. Polaris and Constellation agree to amend this Section 8.06 at the reasonable request of Sirius in order to (i) maximize the portion of such amounts that may be distributed to Sirius hereunder without causing Sirius to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Sirius’ chances of securing a favorable ruling described in this Section 8.06 or (iii) assist Sirius in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.06. Any amounts required to be paid by

Polaris and Constellation collectively to Sirius pursuant to this Section 8.06 that remain unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.06, provided, however, that the obligation of Polaris or Constellation to pay the unpaid portion of such amount, as applicable, shall terminate on the next December 31 following the date which is five (5) years from the date of this Agreement. Any payment due to Sirius described in this Section 8.06 shall be subject to the same limitations on payment as set forth in this Section 8.06.

(t) If Polaris or Sirius is required to pay Constellation the Polaris Termination Fee (or a portion thereof) or Sirius Termination Fee (or a portion thereof), as applicable, such amount shall be paid into escrow on the date such payment is required to be paid by Polaris or Sirius, as applicable, pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.06. In the event that Polaris or Sirius is obligated to pay Constellation the Polaris Termination Fee (or a portion thereof) or Sirius Termination Fee (or a portion thereof), as applicable, the amount payable to Constellation in any tax year of Constellation shall not exceed the lesser of (i) the amounts required to be paid by Polaris and Sirius collectively to Constellation pursuant to this Section 8.06, and (ii) the sum of (A) the maximum amount that can be paid to Constellation without causing such party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute Qualifying Income, and Constellation has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Constellation’s independent accountants, plus (B) in the event Constellation receives either (x) a letter from Constellation’s counsel indicating that Constellation has received a ruling from the IRS as described in this Section 8.06 or (y) an opinion from its outside counsel as described in this Section 8.06, an amount equal to the excess of the Termination Fee (or a portion thereof, as applicable) less the amount payable under clause (A) above.

(u) To secure Polaris’ or Sirius’ obligation to pay any amounts payable pursuant to this Section 8.06, Polaris or Sirius, as applicable, shall deposit into escrow the applicable Termination Fee (or a portion thereof, as applicable) with an escrow agent selected by Polaris or Sirius, as applicable, on such terms (subject to this Section 8.06) as shall be mutually agreed upon by Polaris or Sirius, as applicable, and Constellation and the escrow agent. The payment or deposit into escrow of such amount by either Polaris or Sirius pursuant to this Section 8.06 shall be made at the time Polaris or Sirius, as applicable, is obligated to pay Constellation such amount pursuant to Section 8.06 by wire transfer. The escrow agreement shall provide that any amounts in escrow or any portion thereof in accordance with this Section 8.06 shall not be released to Constellation unless the escrow agent receives any one or combination of the following: (i) a letter from Constellation’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Constellation without causing such party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Constellation has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the receiving party, or (ii) a letter from Constellation’s counsel indicating that (A) Constellation received a ruling from the IRS holding that the receipt by such party of such amounts would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Constellation’s outside counsel has rendered a legal opinion to the effect that the receipt by such party of such amounts should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of such amounts to Constellation. Polaris and Sirius agree to amend this Section 8.06 at the reasonable request of Constellation in order to (i) maximize the portion of such amounts that may be distributed to Constellation hereunder without causing Constellation to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Constellation’s chances of securing a favorable ruling described in this Section 8.06 or (iii) assist Constellation in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.06. Any amounts required to be paid by Polaris and Sirius collectively to Constellation pursuant to this Section 8.06 that remain unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, provided, however, that the obligation of Polaris or Sirius to pay the unpaid portion of such amount, as applicable, shall terminate on the next December 31 following the date which is five (5) years from the date of this Agreement. Any payment due to Constellation described in Section 8.06 shall be subject to the same limitations on payment as set forth in this Section 8.06.

(v) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 8.06(v), the parties hereby acknowledge that in the event that the Polaris Termination Fee (or a portion thereof, as applicable) or Transaction Expenses becomes payable and are paid by Polaris pursuant to this Section 8.06, the Polaris Termination Fee or Transaction Expenses shall be the Other Parties’ sole and exclusive remedy for monetary damages under this Agreement. In no event (x) shall Polaris be required to pay the Polaris Termination Fee (or a portion thereof, as applicable) on more than one occasion or (y) shall Polaris be required to pay Transaction Expenses to each Other Party on more than one occasion. Notwithstanding the foregoing in this Section 8.06(v), the payment of the Polaris Termination Fee (or a portion thereof, as applicable) or the payment of Transaction Expenses pursuant to this Section 8.06 shall not limit Polaris’ liability for damages resulting from a Willful Breach or fraud.

(w) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 8.06(w), the parties hereby acknowledge that in the event that the Sirius Termination Fee (or a portion thereof, as applicable) or Transaction Expenses becomes payable and are paid by Sirius pursuant to this Section 8.06, the Sirius Termination Fee (or a portion thereof, as applicable) or Transaction Expenses shall be the Other Parties’ sole and exclusive remedy for monetary damages under this Agreement. In no event (x) shall Sirius be required to pay the Sirius Termination Fee (or a portion thereof, as applicable) on more than one occasion or (y) shall Sirius be required to pay Transaction Expenses to each Other Party on more than one occasion. Notwithstanding the foregoing in this Section 8.06(w), the payment of the Sirius Termination Fee (or a portion thereof, as applicable) or the payment of Transaction Expenses pursuant to this Section 8.06 shall not limit Sirius’ liability for damages resulting from a Willful Breach or fraud.

(x) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 8.06(x) the parties hereby acknowledge that in the event that the Constellation Termination Fee (or a portion thereof, as applicable) or Transaction Expenses becomes payable and are paid by Constellation pursuant to this Section 8.06, the Constellation Termination Fee (or a portion thereof, as applicable) or Transaction Expenses shall be the Other Parties’ sole and exclusive remedy for monetary damages under this Agreement. In no event (x) shall Constellation be required to pay the Constellation Termination Fee (or a portion thereof, as applicable) on more than one occasion or (y) shall Constellation be required to pay Transaction Expenses to each Other Party on more than one occasion. Notwithstanding the foregoing in this Section 8.06(x), the payment of the Constellation Termination Fee (or a portion thereof, as applicable) or the payment of Transaction Expenses pursuant to this Section 8.06 shall not limit Constellation’s liability for damages resulting from a Willful Breach or fraud.

(y) The parties acknowledge that the agreements contained in this Section 8.06 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement.

(z) Notwithstanding anything herein to the contrary (i) in the event that (1) this Agreement is terminated (including a joint termination by two parties to enter into an agreement that would constitute a Constellation Superior Proposal, Sirius Superior Proposal or Polaris Superior Proposal, as applicable with respect to the two parties that are terminating this Agreement), (2) a Termination Fee is payable in connection with such termination and (3) two of the parties enter into a transaction agreement with a third party, the third party to this Agreement shall be entitled to receive from each Other Party an amount equal to 50% of the Termination Fee payable by such Other Party; and (ii) no Sirius Acquisition Proposal or Polaris Acquisition Proposal shall be deemed to exist by virtue of this Agreement or any discussions between Sirius and Polaris prior to the date of this Agreement.

(aa) Notwithstanding anything to the contrary in this Agreement, in no event shall any Transaction Expense be reimbursable to, nor shall any Termination Fee be payable to, Polaris pursuant to this Section 8.06, if, at the time of termination, this Agreement is terminable pursuant to Section 8.02(b) (Failure to Obtain Polaris Requisite Votes), Section 8.02(a) (Outside Date) in a circumstance where Polaris is not entitled to terminate under Section 8.02(a), Section 8.04(a) (Polaris Terminable Breach), Section 8.05(a) (Polaris Terminable Breach), Section 8.04(c) (Polaris Change of Recommendation), Section 8.05(c) (Polaris Change of Recommendation), Section 8.04(f) (Breach of Certain Polaris Covenants) or Section 8.05(f) (Breach of Certain Polaris Covenants).

(bb) Notwithstanding anything to the contrary in this Agreement, in no event shall any Transaction Expense be reimbursable to, nor shall any Termination Fee be payable to, Sirius pursuant to this Section 8.06, if, at the time of termination, this Agreement is terminable pursuant to Section 8.02(c) (Failure to Obtain Sirius Requisite Vote), Section 8.02(a) (Outside Date) in a circumstance where Sirius is not entitled to terminate under Section 8.02(a), Section 8.03(a) (Sirius Terminable Breach), Section 8.05(b) (Sirius Terminable Breach), Section 8.03(c) (Sirius Change of Recommendation), Section 8.05(d) (Sirius Change of Recommendation), Section 8.03(f) (Breach of Certain Sirius Covenants) or Section 8.05(g) (Breach of Certain Sirius Covenants).

(cc) Notwithstanding anything to the contrary in this Agreement, in no event shall any Transaction Expense be reimbursable to, nor shall any Termination Fee be payable to, Constellation pursuant to this Section 8.06, if, at the time of termination, this Agreement is terminable pursuant to Section 8.02(d) (Failure to Obtain Constellation Requisite Vote), Section 8.02(a) (Outside Date) in a circumstance where Constellation is not entitled to terminate under Section 8.02(a), Section 8.03(b) (Constellation Terminable Breach), Section 8.04(b) (Constellation Terminable Breach), Section 8.03(d) (Constellation Change of Recommendation), Section 8.04(d) (Constellation Change of Recommendation), Section 8.03(g) (Breach of Certain Constellation Covenants) or Section 8.04(g) (Breach of Certain Constellation Covenants).

8.07 Sirius Termination Right. Notwithstanding anything herein to the contrary, any termination by (i) Sirius pursuant to Article VIII may only be made with the approval of the Sirius Board Special Committee on behalf of Sirius or (ii) Polaris pursuant to Article VIII may only be made with the approval of the Polaris Board Special Committee on behalf of Polaris.

ARTICLE IX

MISCELLANEOUS

9.01 Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Constellation-Polaris Merger Effective Time (other than Article I, Article II, Article III, Sections 4.05, 6.08(b), 6.10, 6.11, 6.12, 6.17 and 8.06 and this Article IX and the relevant definitions).

9.02 Waiver; Amendment. Before the Sirius-Polaris Merger Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate the DGCL or the MGCL, as applicable, or require resubmission of this Agreement, the Mergers or the Constituent Documents, as applicable, to the stockholders of Sirius, Polaris and Constellation, as applicable; provided, however that any provision of this Agreement may not be waived, amended or modified by (i) Sirius without the prior written consent of the Sirius Board Special Committee, or (ii) Polaris without the prior written consent of the Polaris Board Special Committee. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Before the Sirius-Polaris Merger Effective Time, any party may, subject to applicable Law, make or grant any consent under this Agreement; provided, however that any consent may not be made or granted by (i) Sirius without the prior written consent of the Sirius Board Special Committee, or (ii)

Polaris without the prior written consent of the Polaris Board Special Committee. From and after the Sirius-Polaris Merger Effective Time, this Agreement may not be amended, modified or supplemented in any respect, and no provision of this Agreement may be waived and no party may make or grant any consent under this Agreement. Notwithstanding anything in this Section 9.02, the provisions of this Section 9.02 and Sections 9.03, 9.04, 9.08 and 9.12 (and any definitions used therein) that are for the benefit of the Debt Financing Sources cannot be amended, waived or modified in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

9.03 Governing Law. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Delaware, except with respect to the Mergers which shall be governed by the DGCL or MGCL, as applicable, in each case without giving effect to any conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Delaware; provided that, notwithstanding the foregoing and without prejudice to anything set forth in Section 9.12, any proceedings, actions, causes of action, claims, cross-claims or third party claims arising out of this Agreement involving the Debt Financing Sources will be governed by and construed in accordance with the applicable laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any law other than the law of the State of New York. EACH PARTY HERETO, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE LOCATED IN NEW CASTLE COUNTY, DELAWARE AND THE UNITED STATES DISTRICT COURT IN DELAWARE, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF SUCH PARTY’S OBLIGATIONS UNDER OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY (OTHER THAN THE CONFIDENTIALITY AGREEMENTS), AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN THIS AGREEMENT, EACH OF THE PARTIES HERETO AGREES THAT IT WILL NOT BRING, OR SUPPORT THE BRINGING OF, ANY PROCEEDING, ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER ARISING IN CONTRACT, TORT, EQUITY OR OTHERWISE, AGAINST THE DEBT FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, OR, IF UNDER APPLICABLE LAW EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF), AND EACH PARTY MAKES THE AGREEMENTS, WAIVERS AND CONSENTS SET FORTH ABOVE IN THIS SECTION 9.03 MUTATIS MUTANDIS FOR ANY SUCH PROCEEDINGS, ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRDPARTY CLAIM BUT WITH RESPECT TO THE COURTS SPECIFIED IN THIS SENTENCE.

9.04 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER PARTIES OR ANY DEBT FINANCING SOURCES ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS OR ANY OTHER TRANSACTIONS CONTEMPLATED BY SUCH OTHER AGREEMENTS OR THE DEBT FINANCING. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS, THE DEBT FINANCING OR THE

RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

9.05 Specific Performance. The parties acknowledge and agree that (1) monetary damages could not adequately compensate any party hereto in the event of a breach of the material terms of this Agreement by any other party; (2) the non-breaching party would suffer irreparable harm in the event of such a breach; and (3) the non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement and to prevent breaches hereof. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) such party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond in connection with the party’s seeking or obtaining any relief pursuant to this Section 9.05. Notwithstanding anything in this Agreement to the contrary, but subject to Section 6.15(b), in no event shall any party (A) be in breach of its obligation under this Agreement to consummate the Mergers or (B) otherwise have any liability to any other party in connection with a failure to consummate the Mergers, in each case, if, as of any date of determination, (x) the Debt Financing is not available and (y) the Constellation-Polaris Merger Surviving Corporation would, upon the occurrence of the Mergers, not have sufficient unrestricted cash on hand available to pay the Debt Payoff Amount and all transaction expenses of the parties in connection with the Transactions.

9.06 Expenses. Subject to Section 8.06, if the Closing does not occur, each party will bear all expenses incurred by it in connection with this Agreement and the Transactions, except the parties shall each bear and pay one third of the expenses incurred in connection with (i) the filing, printing and mailing of the Form S-4 and Proxy Statement, (ii) any filings, provision of information or documentary material or other actions in connection with the Requisite Regulatory Approvals, and (iii) Section 6.15.

9.07 Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given if personally delivered, electronic transmission or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by like notice (provided that notices of a change of address will be effective only upon receipt thereof).

If to Sirius, New Sirius, Sirius LP, Sirius Sub or New Sirius Sub, to:

c/o NorthStar Realty Finance Corp.

399 Park Avenue

18th Floor

New York, New York 10022

Attention: General Counsel

Email: rlieberman@nrfc.com

with copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

7400 Beaufont Springs Drive

Suite 300

Richmond, VA 23225

Attention: Daniel M. LeBey

Email: dlebey@velaw.com

and

Venable LLP

750 East Pratt Street, Suite 900

Baltimore, MD 21202

Attention: Michael D. Schiffer

Email: mdschiffer@venable.com

If to Polaris or New Polaris, to:

c/o NorthStar Asset Management Group Inc.

399 Park Avenue

18th Floor

New York, New York 10022

Attention: General Counsel

Email: rlieberman@nsamgroup.com

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Attention:        Mitchell S. Eitel

                         Robert W. Downes

Email: eitelm@sullcrom.com

           downesr@sullcrom.com

and

Fried, Frank, Harris, Shriver and Jacobson, LLP

One New York Plaza

New York, NY 10004-1980

Attention:        Steven G. Scheinfeld

                         Philip Richter

Email: steven.scheinfeld@friedfrank.com

           philip.richter@friedfrank.com

If to Constellation, to:

Colony Capital, Inc.

515 South Flower Street

44th Floor

Los Angeles, CA 90071

Attention: Director, Legal Department

Email: ColonyLegal@colonyinc.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:        Thomas M. Cerabino

                         Adam M. Turteltaub

Email: tcerabino@willkie.com

           aturteltaub@willkie.com

Notices will be deemed to have been received (x) on the date of receipt if (i) personally delivered or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by electronic submission (to such email address specified above or another email address as such person may subsequently designate by notice given hereunder) only if followed by overnight or hand delivery or (y) on the date five (5) business days after dispatch by registered or certified mail.

9.08 Entire Understanding; No Third Party Beneficiaries. All Exhibits (attached hereto and as executed), Schedules and Disclosure Letters hereto shall be deemed to be incorporated into and made part of this Agreement. This Agreement, together with the Exhibits, Schedules and Disclosure Letters hereto, the Confidentiality Agreements, the Constellation Support Agreement, the Polaris/Sirius Support Agreement and the Agreement, dated as of the date hereof, by and between Sirius, Polaris and NSAM J-NRF Ltd. contain the entire agreement and understanding among the parties with respect to the subject matter hereof (and supersede any prior agreements, arrangements or understandings among the parties with respect to the subject matter hereof) and there are no agreements, representations, or warranties which are not set forth herein. Subject to Section 9.12, except for Section 6.10, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than Sirius, Constellation and Polaris.

9.09 Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Prior to the Closing, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

9.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when two or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as the signatories. The execution and delivery of this Agreement may be effected by facsimile or any other electronic means such as “.pdf” files.

9.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

9.12 Debt Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, except for claims by Constellation LLC against the Debt Financing Sources pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Debt Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Debt Financing Source shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. The Debt Financing Sources are intended third party beneficiaries of Sections 9.02, 9.03, 9.04, 9.08 and this Section 9.12.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

NORTHSTAR ASSET MANAGEMENT GROUP CORP.

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NEW POLARIS INC.

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Secretary

Signature Page to Merger Agreement

COLONY CAPITAL, INC.

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Chief Operating Officer

Signature Page to Merger Agreement

NORTHSTAR REALTY FINANCE INC.

By:	/s/ Jonathan A. Langer
Name:	Jonathan A. Langer
Title:	Chief Executive Officer

NEW SIRIUS INC.

By:	/s/ Jonathan A. Langer
Name:	Jonathan A. Langer
Title:	Chief Executive Officer

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP

By:	/s/ Jonathan A. Langer
Name:	Jonathan A. Langer
Title:	Chief Executive Officer

SIRIUS MERGER SUB-T, LLC

By:	/s/ Jonathan A. Langer
Name:	Jonathan A. Langer
Title:	Chief Executive Officer

NEW SIRIUS MERGER SUB, LLC

By:	/s/ Jonathan A. Langer
Name:	Jonathan A. Langer
Title:	Chief Executive Officer

Signature Page to Merger Agreement